WISEKEY INTERNATIONAL HOLDING LTD

HALF YEAR REPORT 2026



January to June 2026

INDEX

1.

CEO LETTER TO SHAREHOLDERS

CEO LETTER TO SHAREHOLDERS

Dear Shareholders,

As we reflect on the first half of 2026, I believe we can say with confidence that this has been one of the most transformational periods in WISeKey's history.

We entered the year describing 2026 as our Year of Convergence. That convergence is now moving from vision to execution.

Our core platforms – SEALSQ in secure semiconductors and post-quantum cryptography, WISeSat.Space in secure satellite infrastructure, SEALCOIN in machine-to-machine transactions, WISeID and INeS in digital identity, and WISe.ART in certified digital assets – are increasingly operating as an integrated technology ecosystem rather than as separate businesses.

Our objective is ambitious but clear: to build trusted and sovereign infrastructure for the post-quantum era, from the silicon Root of Trust to quantum technologies, AI and space.

Stronger Financial Foundations

Our strategic progress is increasingly being reflected in our operating performance.
For the six months ended June 30, 2026, WISeKey reported unaudited revenue of approximately $11.4 million, representing growth of over 115% compared with H1 2025.

At June 30, 2026, the WISeKey Group had approximately $495 million in cash and restricted cash, and minimal debt, providing us with substantial financial capacity to execute our post-quantum, quantum and space strategies without near-term financing pressure.

SEALSQ has developed an active commercial pipeline exceeding $225 million through 2029, reflecting increasing demand for post-quantum security solutions as governments, enterprises and critical infrastructure operators prepare for the migration toward quantum-resistant cryptography. This pipeline remains subject to customer conversion, validation and integration risks.

Based on our current expectations, we have reaffirmed our guidance of 50% to 100% revenue growth for FY 2026.

This financial strength gives us something particularly valuable in today's technology environment: the ability to invest with a long-term perspective while simultaneously accelerating commercialization.

From Strategy to Execution

Through SEALSQ, we expanded our SEALQuantum Sovereign Vertical Stack, with a targeted capital allocation of up to $200 million to accelerate our capabilities across post-quantum semiconductors, quantum computing, photonics, secure communications and related technologies.

During the first half of the year, we translated this strategy into concrete transactions. We completed the acquisition of Miraex, the Swiss quantum photonics company developing technologies for quantum interconnects, networking and sensing.

We invested in and developed our strategic relationship with the Wecan Group, extending trusted and post-quantum infrastructure into regulated financial services and digital identity.

In France, we participated as a lead investor in Quobly's approximately $130 million Series A financing, alongside leading industrial and institutional investors, strengthening our exposure to silicon-based quantum computing.

In the United States, we continued developing our relationship with EeroQ, supporting our broader Quantum Made in USA strategy.

In India, our cooperation with Kaynes Semicon progressed toward the SEALKAYNESQ initiative, while on March 31 we participated in the inauguration of the first phase of a sovereign post-quantum personalization center in Sanand.

The objective is not simply to assemble a portfolio of promising technologies. It is to connect these technologies into an integrated ecosystem capable of generating technological synergies, commercial opportunities and long-term shareholder value.

Central to this architecture is the WISeKey Quantum RootKey, the post-quantum evolution of the cryptographic Root of Trust operated under the OISTE Foundation governance model since 1999. During the first half of the year, we began extending this common trust infrastructure across the SEALQuantum ecosystem, creating what we describe as our Root-to-Qubit architecture.

Quantisimo: Building a Quantum Pure-Play Platform

In June, WISeKey and SEALSQ established Quantisimo Corp. and signed a non-binding Letter of Intent with GigCapital8 Corp. regarding a potential business combination designed to create a Nasdaq-listed quantum technology platform.

The proposed transaction contemplated an initial pre-money enterprise value of approximately $575 million, with the strategic ambition of building the platform toward substantially greater scale through organic development and selected acquisitions.

Our longer-term objective is to position Quantisimo as a major pure-play platform bringing together complementary capabilities across quantum computing, photonics, post-quantum security, trusted infrastructure and related technologies.

The transaction remains subject to definitive agreements, regulatory processes, shareholder approvals and other customary closing conditions.

Post-Quantum Technology Moving Toward Commercialization

Our semiconductor business remains the technological foundation of the Group.
During the period, SEALSQ continued advancing its QS7001 post-quantum secure element and QVault TPM, moving these technologies closer to commercial deployment.

The QS7001 completed important security milestones, including NIST entropy-source validation and testing related to Common Criteria EAL5+ certification.

We expect the first commercial revenues from our new generation of post-quantum products toward the end of the second half of 2026.

These developments coincide with accelerating government and industry preparations for the transition toward quantum-resistant security. Regulatory initiatives in the United States and Europe are increasingly creating concrete migration timelines for post-quantum cryptography.

We believe the market that we have been preparing for over more than a decade is beginning to materialize.

From Orbit to the Machine Economy

Our strategy extends beyond terrestrial infrastructure.

WISeSat.Space continued moving from technology demonstration toward infrastructure deployment. During the first half of 2026, the constellation continued its deployment cadence through additional launches with SpaceX, integrating SEALSQ post-quantum semiconductor technology with WISeKey's Root of Trust.

In April, WISeSat completed the pilot phase of its program with the Space Command of the Swiss Armed Forces.

In 2026, WISeSat.Space Holdings Corp. filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (Registration No. 333-296969) that was declared effective on August 13, 2026, to register the shares to be issued in connection with its previously announced business combination with Columbus Acquisition Corp. (“CAC”).

Subject to CAC shareholder approval, Nasdaq approval and other closing conditions, the transaction is intended to establish WISeSat as an independently listed company, expected to trade under the ticker SAIQ.

Our vision is increasingly clear: secure communications should extend from the chip to the device, from the device to the cloud and ultimately from Earth to space.

SEALCOIN and the Machine Economy

At the same time, SEALCOIN progressed from architecture toward live deployment.

The QAIT token, issued and governed independently by the Swiss QAIT Association, launched in May and was subsequently integrated into the SEALCOIN ecosystem.

We also advanced our work with The Hashgraph Group and Hedera around a dedicated marketplace for trusted machine-to-machine transactions.

This is an important component of our longer-term strategy.

As billions of autonomous devices, machines, AI agents and satellites begin transacting directly with each other, they will need secure identities, trusted credentials and cryptographically verifiable mechanisms for exchanging value.

We believe the combination of SEALSQ secure hardware, WISeKey identity, SEALCOIN transactions and WISeSat connectivity can provide important components of that trusted machine economy.

Digital Identity Becomes the New Security Perimeter

The integration of WISeID with Wecan's compliance and data-sovereignty infrastructure represents another important step in our convergence strategy.

In the post-quantum era, identity increasingly becomes the security perimeter.

Our objective is therefore to combine WISeKey's PKI and digital identity capabilities, SEALSQ's post-quantum secure semiconductors and Wecan's regulated data infrastructure to develop quantum-resistant identity solutions for financial institutions and other regulated industries.

Quantix and Sovereign Semiconductor Infrastructure

Our strategy also requires regional sovereign infrastructure.

During the first half of 2026, Quantix Edge Security, our Spanish initiative in the Region of Murcia, commenced operations and advanced plans for a semiconductor design and personalization center incorporating cybersecurity, post-quantum technologies, AI and RISC-V systems.

Quantix illustrates a model we believe can become increasingly important: combining advanced semiconductor and cybersecurity capabilities with regional industrial ecosystems to create sovereign technology infrastructure.

HUMAN-AI-T: Keeping Humans at the Center

Technology alone is not enough.

As artificial intelligence becomes increasingly autonomous and powerful, trust must extend beyond machines to the relationship between humans and machines.

At Davos in January 2026, through the OISTE Foundation, we launched the HUMAN-AI-T Manifesto, which we subsequently expanded into an international initiative promoting human-governed and accountable artificial intelligence.

This work includes the development of the HUMAN-AI-T Knowledge Vault and a broader architecture intended to combine trusted identity, cryptographic accountability and human governance.

Our philosophy is straightforward: AI should augment humanity, not replace human sovereignty over critical decisions.

A Simpler Corporate Structure

We have also been working to simplify the Group's corporate architecture.

On June 26, 2026, we signed an agreement to redomicile the WISeKey holding company from Switzerland to the British Virgin Islands. Our shareholders subsequently approved the transaction on September 9.

The proposed structure is designed to improve our access to international capital markets, particularly in the United States and Switzerland, while providing greater flexibility for future strategic transactions.

Combined with the planned independent listings of WISeSat and Quantisimo, this evolution is intended to make the value of the individual technology platforms within the WISeKey ecosystem more visible to investors.

Looking Ahead: From Building to Commercializing

As we enter the second half of 2026, our emphasis is shifting increasingly from building the architecture to commercializing it.

Our priorities include accelerating production revenues from SEALSQ's post-quantum semiconductor portfolio; progressing the WISeSat business combination and listing on Nasdaq; advancing the Quantisimo transaction; scaling SEALCOIN and trusted machine-to-machine transactions; developing Quantix and our sovereign semiconductor infrastructure; and expanding our Quantum RootKey across the ecosystem.

We also plan to open our Geneva Quantum Center of Excellence at our new Pont-Rouge headquarters, creating a physical environment where customers, governments, regulators, investors and technology partners can experience the different components of our ecosystem working together.

The convergence of post-quantum cryptography, secure semiconductors, digital identity, artificial intelligence, quantum computing and space infrastructure is no longer theoretical.

It is happening now.

Over many years, WISeKey has developed technologies around one central idea: trust must be embedded into the infrastructure of the digital world.

Today, that philosophy is evolving into something considerably larger.

From the Root of Trust to the quantum computer, from terrestrial infrastructure to satellites, and from human identity to autonomous machines, we are building an architecture designed for a world in which security, identity and trust must remain verifiable even as computing itself fundamentally changes.

Our ambition is to position WISeKey and its companies at the center of this transition – from silicon to quantum, and from quantum to space.

On behalf of our management team and Board of Directors, I would like to thank our employees, customers, technology partners and shareholders for their continued trust and support.

We enter the remainder of 2026 with a strong balance sheet, an expanding technology portfolio and a clear objective: turn the infrastructure we have built into sustainable commercial growth and long-term shareholder value.

We wish you a secure and prosperous remainder of 2026.

Sincerely,

Carlos Moreira
Founder, Chairman and Chief Executive Officer
WISeKey International Holding Ltd

2.

ABOUT WISEKEY

2.1. About WISeKey

WISeKey International Holding Ltd ("WISeKey" or the "Group" or the "Company") (SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, blockchain, and IoT solutions. Headquartered in Switzerland, the Company operates as a technology holding company and innovation platform through several specialized subsidiaries, each focused on distinct yet complementary aspects of its integrated technology portfolio.

2.2. Corporate Structure

WISeKey advances its mission to secure the Internet through the specialized contributions of its Verticals, each focusing on distinct areas of research and expertise, including Digital Identities, Semiconductors, Public Key Infrastructure (PKI), Blockchain and Space technologies. These capabilities are seamlessly integrated into the comprehensive WISeKey platform. Anchored by its trusted, post-quantum cryptographic Root of Trust, WISeKey delivers secure authentication and identification for IoT, Blockchain, and AI applications, ensuring the integrity of transactions among individuals, cloud applications, and connected devices. With over 1.75 billion semiconductors deployed across diverse electronic devices, WISeKey plays a pivotal role in safeguarding digital identity ecosystems and enabling the secure Internet of Everything.


Corporate Structure
WISeKey
51% voting rights (1)
75% ownership
96% ownership
92% ownership
87.5% ownership (2)
SEALSQ
semiconductors + quantum
Develops and sells semiconductors, PKI, and post-quantum technology hardware and software products.
Nasdaq: LAES
www.sealsq.com
SEALCOIN
Innovative cryptotoken tailored for the Internet of Things (IoT) and Machine-to-Machine (M2M) communication.
www.sealcoin.ai
WISe iD
Offers digital identities and security services to protect electronic transactions and personal data.
www.wiseid.com
WISeSat
Develops secure satellite infrastructure for sovereign communications and planned Quantum Spatial Orbital Cloud.
www.wisekey.com/wisesat
Wise.art
A fully-fledged digital asset marketplace leveraging NFT-technology, designed to connect everyone involved in the arts industry.
https://platform.wise.art
(1) As of June 30, 2026, WISeKey controls the SEALSQ Group through its 51% voting right and 5.85% ownership; (2) Remainder owned by The Hashgraph Group AG

3.

MANAGEMENT DISCUSSION & ANALYSIS

The following Management Discussion and Analysis ("MD&A") is intended to provide a reader of WISeKey International Holding Ltd's ("WISeKey" or the "Company" or the "Group" or the "WISeKey Group") financial statements with a narrative explanation from management's perspective of the financial and other significant factors that have impacted and could impact the company's performance.

The following discussion of WISeKey's financial condition and results of operations is based upon, and should be read in conjunction with, the WISeKey Group's unaudited condensed consolidated financial statements and notes thereto for the six months ended June 30, 2026.

3.1. H1 2026 Key Milestones



The key highlights of the six months ended June 30, 2026 ("H1 2026") are:

- **Increase in revenue of over 115%** from prior year, reaching $11.4 million revenue in H1 2026 compared to $5.3 million in the six months ended June 30, 2025 ("H1 2025"), stemming from the revenue increase of our core semiconductor and PKI product lines, the first revenues relating to the Quantix Edge project and the consolidation of 6 months of revenue of IC'Alps and 1 month of revenue of Miraex SA and Wecan Group SA, both acquired on June 1, 2026.

- **Commercialization traction for QS7001 Post-Quantum Secure Element**, including the completion of NIST SP 800-90B Entropy Source Validation and Common Criteria fault-injection and side-channel resistance testing, the distribution of development kits to many global partners, and a **$5 million** commercial contract with Quobly.

- **$495 million strong cash and restricted cash balance,** supported by a $125.0 million registered direct offering completed in March 2026, to fund operational scaling, targeted M&A and accelerated R&D investments.

- **$9.6 million investment in R&D** for the development of the Group's next generation product portfolio including post-quantum semiconductors, quantum-resistant ASICs and WISeSat's Quantum Spatial Orbital Cloud (QSOC). This investment is essential to develop the next-generation product range and support growth in future years.

- Revenue of $0.8 million was generated in H1 2026 by SEALSQ relating to the Quantix Edge design and personalization center project in Murcia, Spain. These are the Group's **first revenues from its initiative to set up public-private joint ventures aimed at developing Semiconductor Design and Personalization Centers** in the countries that want to establish local semiconductors infrastructure.

- In April 2026, WISeSat announced the completion of a pilot phase with the Space Command of the Swiss Armed Forces to validate key technical and operational foundations for a **sovereign, secure Swiss space communication architecture**.

- **A Registration Statement on Form F-4 was declared effective on August 13, 2026**, in connection with the proposed business combination of WISeKey's Space Vertical, WISeSat.Space Corp. ("WISeSat"), with Columbus Acquisition Corp. (Nasdaq: COLA), with the goal to list WISeSat on the Nasdaq in Q4 2026.

- **A patent was granted to the Group** by the European Patent Office in June 2026 for its "Back-to-Physical" NFT technology. This technology is essential to form the technical basis of WISe.ART's hardware-based authentication offering for physical artworks.



WISeKey and its subsidiary SEALSQ continued the implementation of its SEALQuantum strategy, an internal allocation of the Group's cash aimed at strengthening its Vertical Quantum platform strategy, expanding beyond its established hardware Root of Trust leadership toward creating a full Sovereign Vertical Quantum Stack, from Root to Qubit, linked together through what it calls a "sovereign Quantum Highway". In H1 2026, WISeKey took the following key steps:

- In June 2026, SEALSQ acquired **Miraex SA**, adding photonic integrated-circuit capabilities for quantum networking and secure optical communications.

- SEALSQ made strategic investments in **Quobly SAS and EeroQ Corporation**, extending its participation into quantum computing technologies.

- SEALSQ also acquired a 55.5% controlling interest in **Wecan Group** in June 2026, thereby expanding its digital identity, compliance and secure data exchange capabilities.

- SEALSQ strengthened its post-quantum semiconductor capabilities through investments in cryptographic IP, secure chips, TPM architectures and quantum-resistant chiplets.

WISeSat.Space continues developing secure satellite infrastructure for sovereign, defense and other security-sensitive applications, including its Quantum Spatial Orbital Cloud roadmap. The program reached its 21st satellite launch in March 2026, and WISeSat completed a pilot with the Swiss Armed Forces' Space Command in April 2026.



SEALCOIN focuses on the development of machine-to-machine transaction infrastructure connecting authenticated devices and AI agents. Its "Spacedrop" initiative, an early-access onboarding initiative that allows users to interact directly with the SEALCOIN ecosystem ahead of its broader rollout, attracted more than 45,000 participants. In June 2026, SEALCOIN received a $1 million strategic investment commitment from The Hashgraph Group whilst WISeKey also committed a budget of $3 million to support further platform development. The regulatory environment for digital assets remains evolving.

WISe.ART and WISeID continued developing digital authentication, provenance and identity solutions. In June 2026, the European Patent Office granted SEALSQ a patent covering its "Back-to-Physical" NFT technology, making WISe.ART the world's first hardware-authenticated art platform. In parallel, WISeID capabilities were integrated into Wecan's compliance solutions to support digital identity and post-quantum security.

Together, these initiatives support WISeKey's strategy of combining secure silicon, satellite connectivity, digital identity and trusted machine-to-machine transactions within an integrated digital trust infrastructure. This strategy positions WISeKey as a key architect of next-generation digital trust infrastructure in the emerging quantum era.

A summary of the key performance metrics of the Group is set out in the table below:

	Unaudited 6 months ended June 30,	
US GAAP ($'000)	**2026**	**2025**
Net sales	11,434	5,293
Gross profit	5,478	1,877
Operating loss as reported	(40,879)	(27,316)
Net loss as reported	(36,410)	(22,287)
	As of	
	June 30, 2026 (unaudited)	**December 31, 2025**
Cash and cash equivalents and restricted cash	495,264	429,248

3.2. Discussion & Analysis

Liquidity and Capital Resources



As of June 30, 2026, the group had a cash balance of $495 million including restricted cash, compared to $429 million as of December 31, 2025. WISeKey's strong liquidity position is mainly due to capital-raising activities across 2025 and the completion of a $125.0 million registered direct offering in March 2026 by its subsidiary, SEALSQ. WISeKey expects to use this liquidity to fund core operational activities, accelerate R&D investments in next-generation post-quantum semiconductor solutions, expand its international sales and engineering footprint, and finance targeted acquisitions and strategic equity investments particularly for its SEALQuantum Sovereign Vertical Stack.

The Group's primary sources of operational and investment liquidity are external funding, customer sales and research tax credits provided by the French government. It is anticipated that the Group's ability to resort to external funding in future will be closely linked to market performance and liquidity of the WISeKey ordinary shares and the SEALSQ ordinary shares on Nasdaq.

Revenue

Total revenue for the six months ended June 30, 2026, was $11.4 million, an increase by $6.1 million or over 115% from H1 2025's $5.3 million. This revenue growth was primarily driven by increased demand across core semiconductor and PKI product lines, six months of revenue contribution from IC'Alps SAS ("IC'Alps") following its acquisition on August 4, 2025, which represented approximately $2.5 million and early traction in post-quantum technology programs, as well as the first revenues of $0.8 million relating to the Quantix Edge Security design center in Murcia, Spain.


GROWTH

The Group also continues to expand its semiconductor and quantum technology capabilities through acquisitions and strategic investments. IC'Alps has expanded the Group's ASIC design capabilities, while Miraex has added photonics and quantum interconnect capabilities. SEALSQ has also increased its ownership of the Wecan Group and continued investments in selected quantum technology businesses. Management expects these activities to broaden the Group's technology and service offerings and support its longer-term growth strategy, although the timing and financial contribution of these businesses will depend on their respective commercial development.

Accordingly, management's near-term focus is on converting the current evaluation pipeline into commercial orders, completing applicable product certifications and supporting customers through technical integration. The Group expects these activities to contribute to the initial commercialization of its post-quantum semiconductor products in H2 2026, with the potential for increased production-related revenue as customer programs progress starting in 2027.



For the longer term, WISeKey's quantum strategy articulated around building a SEALQuantum Sovereign Vertical Stack is expected to position the group as one of the leading actors in the future quantum world and its space strategy around secure satellite infrastructure and related space-based services aims to build a secure and scalable European-rooted space-infrastructure platform capable of addressing both sovereign and commercial use cases.

The Group also anticipates validating its Semiconductor Design and Personalization Center set up Vertical with Quantix Edge Security its joint-venture in Spain. When validated, the group will be able to propose this set-up to other nations.

Revenue by region

WISeKey's operations are global in scope and generate revenue from selling products and services across various regions. Operations in North America contribute the largest part of revenues (49% in H1 2026) and the second largest contributor is Europe, Middle East & Africa (34% in H1 2026).

Revenue by geographic region for the six months ended June 30, 2026, and June 30, 2025, respectively is set forth in the following table:

Net sales by region	**For the six months ended June 30,**			
$'000	**2026**		**2025**	
Europe, Middle East & Africa	3,893	34%	1,207	23%
North America	5,655	49%	3,196	60%
Asia Pacific	1,886	17%	795	15%
Latin America	-	0%	95	2%
Total net sales	**11,434**	100%	**5,293**	100%

Revenue by segment



In H1 2026, the Semiconductors segment contributed 75% of WISeKey's revenue with $8.6 million and the ASIC segment contributed 22% with $2.5 million, with the remaining 3% with $0.3 million attributable to non-reportable segments. This compares to the revenue of $5.3 million in H1 2025 contributed by $4.8 million from the Semiconductors segment, and $0.5 million from non-reportable segments.

- *Semiconductors segment*

WISeKey's semiconductor Vertical, SEALSQ, is one of only six semiconductor companies in the world that can develop certified secure microcontrollers.

WISeKey recorded a 78.3% increase in revenue from H1 2025 to H1 2026. This increase mostly stems from traditional chip sales revenue from existing and new customers, confirming the strength of its product portfolio and long-term customer relationships. This also demonstrates customer satisfaction with the products and services around our semiconductors.



The main contributors behind this increase were an approximately 80% year-on-year increase in SCR200 Smart Card Reader sales, driven by higher volumes from key customers, and a surge in demand for WISeKey's Secure Elements (SE), particularly the VIC405 and VIC408 products, thanks to smart metering customers like Landis & Gyr and customers using the P25 Radio protocol in their project, where project ramp-ups and new deployments accelerated throughout 2025. The increased adoption reflects both market momentum in smart infrastructure and WISeKey's strong positioning in secure metering solutions. This trend continued in H1 2026: WISeKey extended its relationship with Landis & Gyr to provide enhanced PKI services for AMI network and meter security, including a program to supply approximately 30 million digital certificates for Landis & Gyr smart meters in Asia-Pacific, and on March 26, 2026, WISeKey announced a partnership with the Wi-SUN Alliance, a wireless interoperability standard widely used in smart-grid and advanced metering infrastructure deployments, further extending its footprint in this market.

At the end of 2025, SEALSQ completed the commercial launch of its Quantum Shield QS7001™ secure microcontroller, the industry's first quantum resistant hardware platform embedding post quantum cryptographic algorithms at hardware level, marking an important milestone in the expansion of its advanced security portfolio. The product has been well received by global partners and OEMs through the testing period, with evolutions involving Eviden (Atos Group), Authentrend, Capgemini Engineering, ColibriTD, FortifyIQ Inc., Granite River Labs, Kaynes Semiconductor, Landis+Gyr, Metavisio (Thomson Computing), PORTYQ, Quantix Edge Security, Serma Security, Trusted Semiconductor Solutions, and manufacturing partner UMC.



This early traction reflected both the relevance of the QS7001 to current market needs and the confidence customers place in WISeKey's technology roadmap. To support customer evaluations and accelerate project development, the Group has already delivered more than 10 development kits to key customers worldwide, covering multiple regions and application domains. The QS7001 currently does not generate revenue, and revenue generation is not expected until Q4 2026.

Since the start of 2026, this evaluation pipeline has begun converting into commercial agreements: in July and August 2026, SEALSQ announced a $5 million commercial contract with Quobly integrating post-quantum security, cryogenic CMOS ASIC design and PKI into quantum-computing platforms, and a strategic memorandum of understanding with GlobalFoundries for co-development of post-quantum security IP, chiplet hardware security module components, and cryogenic CMOS ASICs.

Regulatory and government security requirements are also expected to support demand for hardware-based security solutions. The U.S. Department of Defense requires new computing assets procured for DoD use to include a TPM version 1.2 or later where applicable under Defense Information Systems Agency ("DISA") Security Technical Implementation Guides ("STIGs"), reflecting the role of TPM functionality in device authentication, integrity measurement and cryptographic services[1].

[1] US Department of Defense. DoD Instruction 8500.01, p. 43. (March 14, 2014), available at https://www.esd.whs.mil/Portals/54/Documents/DD/issuances/dodi/850001_2014.pdf .



In addition, the U.S. National Security Agency's Commercial National Security Algorithm Suite 2.0 (CNSA 2.0)[2], effective in 2022, establishes updated cryptographic requirements for protecting classified and sensitive information and calls for the transition of applicable systems toward quantum-resistant cryptography. These requirements, together with evolving European and national post-quantum security initiatives, are expected to support demand for semiconductor and computing-platform solutions incorporating stronger cryptographic capabilities and secure key-management functionality.

The Group believes that its QVault TPM and QS7001 Post-Quantum Secure Element can support customers in addressing these evolving security and post-quantum requirements. However, the timing and extent of customer adoption will depend on regulatory implementation, product qualification, technical integration and individual customer procurement cycles.

Additionally, the Group continues to grow its PKI Services globally, with particularly strong momentum in Smart Home devices based on the MATTER protocol. The INeS Box, the Group's PKI on-premises solution for secure, trusted factory provisioning, gained initial market share in Europe, with customers actively using the platform to support secure device onboarding for IoT applications. In parallel, strong interest emerged in Japan, driven by demand for PKI Services aligned with the MATTER and ECHONET Lite protocols. These developments confirm INeS Box's growing role as a strategic platform within WISeKey's global PKI and smart home offering. This Japan momentum has since translated into several commercial and product developments: WISeKey's INeS PKI platform was selected to secure MIWA Lock's PiACK HOME PG, reported to be Japan's first Matter-compatible smart lock, and WISeKey's VaultIC292 secure element was integrated into a Matter-compatible smart lock from Hosiden; The Group also established a distribution partnership with Okaya Electronics across the Tokyo, Osaka, and Yokohama markets. Management has positioned this Japan expansion against the country's National Cyber Command Office 2035 post-quantum migration mandate as a driver of longer-term demand.



WISeKey's commercial momentum aligns with accelerating global demand for post-quantum cryptography (PQC). According to Grand View Research, the global PQC market is projected to expand from $2.2 billion in 2026 to $20.5 billion by 2033, i.e. a 37.8% CAGR, driven predominantly by the adoption of embedded, hardware-level security across connected IoT, automotive systems, and critical infrastructure[3]. The Group is strategically positioned to convert rising industry demand into multi-year commercial design wins and volume production.

As of September 22, 2026, the Group announced an active semiconductors business pipeline representing more than $225 million of potential revenue opportunities through 2029, including more than $100 million associated with QS7001 and QVault TPM. More than 15 prospective customers and partners have evaluated QS7001 and its software development kit.

[2] National Security Agency. Commercial National Security Algorithm Suite 2.0 (CNSA 2.0) (September 7, 2022), available at https://media.defense.gov/2022/Sep/07/2003071834/-1/-1/0/CSA_CNSA_2.0_ALGORITHMS_.PDF
[3] https://www.grandviewresearch.com/industry-analysis/post-quantum-cryptography-market-report

These opportunities remain subject to customer qualification, technical integration, certification and procurement processes and therefore do not represent firm backlog. Management expects customer integration cycles of approximately 12 to 18 months, which may result in the timing of revenue recognition extending into 2027 and beyond.

- *ASIC segment*



The ASIC segment is a revenue stream from IC'Alps acquired on August 4, 2025. WISeKey therefore consolidated 6 months of ASIC revenue in FY2026 and expects a growing contribution to its group revenue as it will consolidate a full year's worth of ASIC revenue in 2026.

The growing demand for a trusted, sovereign partner in ASIC development for mission-critical applications underscores IC'Alp's unique value proposition. Customers increasingly require cutting-edge expertise in ultra-low-power design, optimized sensor interfaces, advanced energy management, and state-of-the-art security solutions, all delivered in strict compliance with stringent technical, geopolitical, and quality standards. IC'Alps' proven capabilities are now recognized internationally, with strong traction among demanding customers in the European Union and North America.

IC'Alps design solutions are applied in very demanding industries such as Healthcare Applications (ISO 13485-2016 Certified) and secure sub-blocks (e.g., True Random Number Generators and countermeasures) as well as complete cryptographic devices built around embedded processors (primarily RISC-V architectures). As announced in October 2025, IC'Alps is actively designing a state-of-the-art post-quantum cryptography (PQC) platform targeting advanced CMOS nodes. This effort supports the QASIC (Quantum-Resistant ASIC) initiative, with the first prototypes anticipated in Q4 2026.

Additionally, IC'Alps has expanded its ecosystem of preferred partnerships with leading global foundries, including TSMC, GlobalFoundries, Intel Foundry, ams-OSRAM, and DB Hitek. These should also provide opportunities for the Group to showcase its technical achievements and abilities.

The ASIC designs outlook is expected to strengthen in H2 2026, fueled by highly positive feedback from long-standing customers regarding the SEALSQ acquisition and the enhanced opportunities in post-quantum cryptography (PQC) solutions enabled by Group synergies.





Gross Profit

Gross profit increased by $3.6 million to $5.5 million in the six months ended June 30, 2026 in comparison with a gross profit of $1.9 million in the six months ended June 30, 2025. Gross profit margin increased by 12.4 percentage points from 35.5% in H1 2025 to 47.9% in H1 2026.

In H1 2026, gross profit margin in the semiconductors segment increased by 9 percentage points to 43%. Selling prices have partially recovered from prior-period discounting but have not yet returned to historical levels. Shipments of next-generation products have resumed for certain customers, while others continue to work through legacy inventory in the distribution channel before placing new orders. As a result, production volumes remain only modestly above prior-period levels, limiting the absorption of fixed manufacturing costs. Management expects selling prices and order volumes to normalize as channel inventory clears over the balance of 2026.

Gross margins in the ASIC segment are much higher, reaching 67% in the six months to June 30, 2026, which contributed to the significant increase in total gross margin. This is because sales in the ASIC segment are derived from a design service with fewer costs directly attributable.



Research & development expenses

Research and development ("R&D") expenses include expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for the Group’s existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

In H1 2026, the Group recorded R&D expenses of $9.1 million net of stock-based compensation, showing an increase by $5.1 million in comparison with the $4 million net of stock-based compensation for the six months ended June 30, 2025. The increase was primarily attributable to the consolidation of the results of IC’Alps, acquired in August 2025, with $4.0 million R&D expenses. Additionally, approximately $1.0 million of R&D expenses related to Group-wide intangible asset amortization (compared to none in H1 2025), substantially all of which relates to intangible assets recognized in the Miraex, Wecan and IC'Alps transactions.

R&D remains a large part of the Group’s operating expenses, representing 21% of total operating expenses net of stock-based compensation. As a technology-driven Group, the level of the Group’s R&D expenses reflects the Group’s commitment to acting as a leader in post-quantum semiconductor security solutions, quantum-resistant hardware architecture, and next-generation digital trust applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. The Group’s subsidiaries SEALSQ France SAS and IC’Alps SAS are eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. The amount of tax credit receivable as of June 30, 2026, has increased by $2.0 million compared to December 31, 2025, with a balance of $6.6 million reported under government assistance.

Selling & marketing expenses



Selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of $9.2 million net of stock-based compensation, the Group’s S&M expenses increased by $4.9 million in comparison with $4.3 million net of stock-based compensation in H1 2025. This increase reflects the consolidation of IC’Alps, Miraex and Wecan’s sales force in H1 2026 and WISeKey’s continued efforts to build a stronger sales force, with, among other initiatives, the recruitment of a COO to lead the Group’s expansion in the U.S.

H1 2026 marketing activity also included the Group's "Year of Quantum Security 2026" initiative and continued go-to-market integration across North America, EMEA and APAC.

General & administrative expenses

General & administrative ("G&A") expenses cover all other charges necessary to run the Group’s operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.



The Group’s G&A expense, net of stock-based compensation, was $24.8 million, an increase of $13.8 million from $11 million for the six months ended June 30, 2025. The increase in G&A expenses is primarily attributable to the consolidation of six months of G&A expenses from IC’Alps in an amount of $2.3 million and one month for Miraex and Wecan in an aggregate amount of $0.6 million, approximately $1.3 million of G&A expenses related to Group-wide intangible asset amortization compared to none in H1 2025, substantially all of which relates to intangible assets recognized in connection with the Miraex, Wecan, and IC’Alps transactions, and additional legal, audit and consultancy costs of approximately $1.5 million in relation to due diligence, structural integration and various SEC filings for corporate transactions.

G&A expenses remain and will remain high due to the Group’s initiatives to expand its geographical footprint and revenue streams, including through M&A initiatives. These initiatives require specific professional expertise and legal advice which contribute to the Group’s G&A cost base.



Operating Results

As a result of the factors described in the above sections, the Group's $40.9 million operating loss for the six months ended June 30, 2026, increased by $13.6 million compared with the Group's $27.3 million operating loss for H1 2025.

The increased net loss reflects planned growth expenditure, including a $13.8 million increase in G&A expenses (net of stock-based compensation) and accelerated R&D investments with an increase of $5 million. These deployments supported the full-period integration of IC'Alps, the costs incurred in relation to the acquisitions of Miraex and Wecan, the expansion of core management functions, and transaction costs associated with other equity investments.

These investments were partially offset by strong operational momentum, led by over 115% total revenue growth to $11.4 million, higher gross profit and margin improvements in the core semiconductor segment, and high-margin contributions from the newly acquired ASIC design business, as well as a decrease in stock-based compensation of $6.7 million.

Non-operating income and expenses

The net balance of the Group's non-operating activities in the six months ended June 30, 2026 was a net non-operating income of $4.4 million compared to $5.0 million net income from non-operating activities in the six months ended June 30, 2025, hence a decrease by $0.6 million. This decrease was primarily due to a one-off gain of $3.7 million recognized in H1 2025 upon the full and final settlement of the ExWorks loan facility. This non-recurrence was largely offset by higher interest income earned on cash deposits during the six months ended June 30, 2026, as well as the elimination of financing costs following the retirement of the debt.

Net Results

In the six months ended June 30, 2026, the Group made a net loss of $36.4 million. This represents a $14.1 million increase in net loss compared to a net loss position of $22.3 million for the six months ended June 30, 2025.

The increase in net loss is primarily attributable to the factors responsible for the $13.6 million increase in operating loss.



Consolidated Income Statement of WISeKey

US GAAP $'000	Unaudited 6 months ended June 30, 2026	2025	Year-on-Year Variance
Net sales	11,434	5,293	+116%
Cost of sales	(5,699)	(3,173)	+80%
Depreciation of production assets	(257)	(243)	+6%
Gross profit	**5,478**	**1,877**	**+192%**
Other operating income	71	82	-13%
Research & development expenses	(9,603)	(5,792)	+66%
Selling & marketing expenses	(9,474)	(7,393)	+28%
General & administrative expenses	(27,351)	(16,090)	+70%
Total operating expenses	**(46,357)**	**(29,193)**	**+59%**
Operating loss	**(40,879)**	**(27,316)**	**+50%**
Non-operating income	9,658	6,964	+39%
Interest and amortization of debt discount	(1)	(88)	-99%
Non-operating expenses	(5,261)	(1,846)	+185%
Loss before income tax expense	**(36,483)**	**(22,286)**	**+64%**
Income tax income / (expense)	302	(1)	n/a
Equity in earnings of unconsolidated entities	(229)	-	n/a
Net loss	**(36,410)**	**(22,287)**	**+63%**

Non-GAAP Financial Measures



In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by the Group's board of directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing the Group's gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. Management believes that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Group's results of operations and the factors and trends affecting business. Management believes that they enable investors to perform additional comparisons of the Group's operating results, to assess the Group's liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Group's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled "Financial Reconciliation of GAAP to non-GAAP Results (unaudited)."

EBITDA is defined as Operating income / (loss) for the reporting period before depreciation and amortization for the same reporting period.

Non-GAAP to GAAP Reconciliations - WISeKey Group

	6 months ended June 30,	
(Million $)	2026	2025
Operating loss as reported	(40.9)	(27.3)
Non-GAAP adjustments:		
Depreciation expense	0.5	0.4
Amortization expense	2.3	-
EBITDA	(38.1)	(26.9)

3.3. Outlook for 2026 and beyond

WISeKey continues its initiatives to grow revenue in all its Verticals and add value to the Group. The following sections highlight the key projects expected to enhance the WISeKey Group's value.

On September 9, 2026, WISeKey's shareholders approved, at an Extraordinary General Meeting, the redomiciliation of WISeKey International Holding Ltd from Switzerland to the British Virgin Islands. The redomiciliation will take place in Q4 2026 through a merger of WISeKey into its wholly owned renamed subsidiary WISeQey Corp., a British Virgin Islands business company, which will be the surviving company. Once the merger is completed, the Group's holding company will be domiciled in the British Virgin Islands. This move is intended to facilitate the Group's access to financing through increased flexibility in its corporate structure. However, the Group will remain a Swiss tax resident, subject to taxation in Switzerland.

SEALSQ Corp



WISeKey is a leading innovator in, and provider of, post-quantum technology hardware and software solutions through its subsidiary SEALSQ Corp. This technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art quantum resistant cryptography and semiconductors designed to address the urgent security challenges posed by quantum computing.

One of SEALSQ's key differentiators is the ability to take on highly customized semiconductor design and production. The R&D engineering team's wide range of competence allows WISeKey to respond to highly tailored specifications. With a thorough qualification and testing process, the Group is able to meet high-quality standards.

SEALSQ entered the second half of 2026 having already recorded substantial commercial momentum in the first half of the year with an increase in revenue of 130% as compared to H1 2025. For SEALSQ & Post-Quantum Semiconductors, following this strong first half, SEALSQ_management reaffirmed its full-year 2026 revenue guidance of 50% to 100% growth. SEALSQ management attributes the H1 2026 growth primarily to increased demand for Vault-IC secure element technology, driven by a growing number of connected devices requiring secure internet connectivity, and to the full six-month consolidation of IC'Alps in 2026.

In 2025, SEALSQ marked a groundbreaking achievement with the introduction of the QS7001, the world's first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware. Rapid progress in quantum computing, driven by significant investments from major technology companies such as IBM, Google, and Microsoft, is accelerating the potential timeline for large-scale quantum machines capable of breaking widely used public-key cryptographic systems, including RSA and Elliptic Curve Cryptography through algorithms such as Shor's Algorithm.



In response to these emerging risks, government agencies, including the U.S. National Security Agency, through its CNSA 2.0 suite, and the National Institute of Standards and Technology have established standards and migration timelines for quantum-resistant cryptography, and the European Union's Cyber Resilience Act has introduced additional cybersecurity requirements applicable to connected products sold in the EU. At the same time, the growing concern that encrypted data intercepted today could be stored and decrypted in the future once quantum computers become sufficiently powerful, often referred to as Harvest Now Decrypt Later, is further increasing the urgency for organizations worldwide to adopt post-quantum cryptographic solutions in order to safeguard digital communications, authentication systems, and critical infrastructure against future quantum-enabled attacks, contributing to increased demand for post-quantum cryptographic solutions.

SEALSQ is also exploring options to white-label some of its products in parallel to its direct sales of tailored semiconductors. This new model would be expected to bring licensing revenue, thereby increasing recurring revenue, to complement the revenue from the delivery of semiconductors.

In parallel, SEALSQ continues to expand recurring revenue streams in its smart meter and Public Key Infrastructure (PKI) offerings, which are expected to contribute substantially to 2026 revenue growth, through new and expanded semiconductor or PKI contracts with leading industrial OEM partners like Landis & Gyr and the growing deployment of lifecycle certificate-management solutions in the US, Asia and Europe.

Also in 2026 and beyond, SEALSQ anticipates revenue recognition from a custom post-quantum application-specific integrated circuit development program starting in the second half of 2026, reflecting the Group's capability to deliver tailor-made ASICs.

SEALSQ's active business pipeline as of September 22, 2026, now exceeds $225 million in potential revenue opportunities through 2029, including more than $100 million linked to the Company's Post-Quantum technologies, including the QS7001 and QVault TPM programs.

SEALSQ expects to grow by leveraging:

- rising global demand for quantum-resistant security;
- government-driven sovereign semiconductor programs; and
- increasing brand awareness and global market penetration of WISeKey

The Group's recent acquisitions are also expected to support its longer-term growth strategy. On June 1, 2026, SEALSQ acquired Miraex SA, expanding its quantum portfolio into distributed quantum computing, quantum networking, quantum sensing and the Quantum Orbital Space Cloud initiative. SEALSQ also increased its ownership of Wecan to 55.5%, obtaining control of Wecan, with the investment intended to accelerate the development of an AI-powered, quantum-resistant compliance and digital identity platform. Management expects to fund these transactions and other strategic investments, including Quobly and EeroQ, through the previously announced $200 million SEALQuantum Sovereign Vertical Stack, of which more than $65 million had been deployed as of June 30, 2026.

WISeSat.Space



Building on its operating satellite foundation, WISeSat is progressing toward deployment of its Quantum Spatial Orbital Cloud (QSOC). Capitalizing on partnerships with launch and manufacturing providers, including Latitude and Kaynes Space, WISeSat is preparing a next-generation 6U mission for the fourth quarter of 2026 as a precursor to an initial 12-satellite 6U constellation targeted for 2027. This expanded orbital tier is designed to move beyond basic IoT connectivity into high-integrity sovereign infrastructure, progressively introducing secure communications, on-orbit data processing and storage, inter-satellite links, and signals intelligence (SIGINT). Execution of this roadmap will be supported in part by the planned Nasdaq listing via the proposed business combination with Columbus Acquisition Corp.

SEALCOIN, WISeID and WISe.ART



For SEALCOIN and WISeID, development priorities are centered on real-world industrial deployment across the energy, mobility, and AI sectors. The Group is scaling its decentralized Broker Node infrastructure and SEALCOIN Agent software to transition connected devices from simple telemetry relays into autonomous economic transactors. Terrestrial connectivity will increasingly bridge with WISeSat's orbital architecture to provide tamper-resistant, remote transactional capabilities. Concurrently, WISeID is targeting a broader commercial launch of its Keystone platform in the fourth quarter of 2026, while WISe.ART advances technical integration of the QAIT token to support hardware-anchored digital-twin settlements starting in 2027.

Together, these initiatives drive the Group's long-term strategy: creating an end-to-end sovereign digital trust platform linking post-quantum silicon, orbital data routing, and autonomous machine-to-machine transactions. Management is therefore confident that 2026 will bring revenue growth and support its post-quantum technology strategy to continue its expansion into 2027 and beyond.

3.4. Operational Discussion & Analysis

Driving Secure Innovation: The Strategic Role of WISeKey's Verticals

Each of WISeKey's Verticals, each advancing cutting-edge solutions in Digital Identities, Semiconductors, Public Key Infrastructure (PKI), Blockchain, and Space Technologies, underpin by our post-quantum cryptographic Root of Trust and are brought together into the WISeKey platform. This robust foundation enables secure authentication and identification across IoT, Blockchain, and AI ecosystems, ensuring the integrity of transactions among individuals, cloud applications, and connected devices.

We highlight below the key developments for each of our Verticals during the first half of 2026.

SEALSQ
Our Semiconductor and Post-Quantum IoT Vertical

SEALSQ Corp ("SEALSQ" or the "SEALSQ Group", Nasdaq: LAES) designs and markets secure microcontrollers that anchor digital trust in a quantum-threatened world. SEALSQ offers off-the-shelf and custom FIPS- and Common Criteria-certified quantum-resistant microcontrollers, supported by a Vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI, and secure chip personalization.

SEALSQ secures critical industries including IoT, Energy, Automotive, Smart Home, Healthcare, and Defense. With a global embedded security chip market projected to reach $12.6 billion by 2030[4], certified quantum-resistant solutions remain scarce, positioning SEALSQ as an innovative market leader.

Key H1 2026 Achievements:

- Unaudited H1 2026 revenue of $11.2 million, representing growth of over 130% year-over-year
- Reaffirms FY 2026 guidance with revenue expected to grow between 50%-100% year over year
- Cash and restricted cash of $486.1 million as of June 30, 2026, well positions SEALSQ to execute its growth strategy
- Active business pipeline as of September 22, 2026 exceeding $225 million for 2026-2029, including over $100 million linked to QS7001 and QVault TPM programs
- Completion of the acquisitions of Miraex SA and of a controlling interest in the Wecan Group, lead investment in Quobly's Series A financing, establishment of the SEALKAYNESQ joint venture in India, and establishment of Quantisimo Corp., establishing SEALSQ as a cornerstone player at the intersection of secure semiconductors, post-quantum cryptography, and quantum technologies

[4] ABI Research, Digital Authentication and Embedded Security Market Data (Aug 2025)



Strategic Outlook:

SEALSQ believes the H1 2026 performance reinforces confidence in its previously communicated FY 2026 guidance with revenue expected to grow between 50% and 100% year-over-year, which is supported by:

- A full-year consolidation of the revenue of IC'ALPS compared to five months in 2025.
- Continued growth in current range of secure semiconductor products as well as entry into the Trusted Platform Module ("TPM") market.
- The commercialization of the QS7001 Post-Quantum and QVault TPM product range, with first revenues anticipated toward the end of the second half of 2026 and a more significant contribution expected as customers complete technical integration and move into production from 2027. Management expects customer integration cycles of approximately 12 to 18 months.
- The launch of a custom Post-Quantum enabled chip development program[?] with contractualization expected in the second half of 2026, reflecting the ability to deliver tailor-made security integrated circuits ("ASICs").
- The anticipated adoption of Post-Quantum Cryptography as a reaction to the threat of Quantum computing to traditional encryption methods.
- Growth in PKI subscription contracts as a result of multiple market trends including the growth in digital transactions, the increasing frequency and sophistication of cyberattacks, and the growing adoption of cloud-based models and remote working.
- Initial revenues expected to be generated from the Quantix Edge Security project and sovereign semiconductor initiatives.

WISeSat.Space

Our Secure Space Infrastructure Vertical

WISeSat.Space AG ("WISeSat") is developing secure, resilient space-based infrastructure intended to support trusted communications, digital identity and data exchange across sovereign, defense and other high-integrity environments. Building on its initial satellite-enabled connectivity activities, WISeSat is now advancing a broader strategic roadmap centered on secure orbital infrastructure and the progressive development of the Quantum Spatial Orbital Cloud (QSOC). During the first half of 2026 WISeSat reached 21 satellites launched through partner-operated missions, completed the pilot phase of its program with the Space Command of the Swiss Armed Forces, and advanced its planned Nasdaq listing through the proposed business combination with Columbus Acquisition Corp.

As a space-infrastructure platform, WISeSat is designed to support high-value secure communications, authentication, digital trust and selected data and transaction services from orbit. Its platform is designed to serve as a secure orbital infrastructure layer for sovereign, defense, critical-infrastructure and other security-sensitive applications. As a secondary endpoint, WISeSat continues to support other secure communications in IoT and device-to-device connectivity, which remain important application layers within its model.

This evolution reflects both changing market requirements and the Group's wider technology trajectory. As demand grows for more sovereign, cyber-resilient and independent communications capabilities, WISeSat is positioning its platform to support a broader range of advanced services and mission-relevant applications beyond its original IoT focus.

Over time, this roadmap is expected to incorporate capabilities such as secure communications, on-orbit data processing, data storage, inter-satellite links, signals intelligence (SIGINT) and other mission-enabling services aligned with security-sensitive and high-integrity use cases. These capabilities are intended to build progressively on the WISeSat's satellite, ground segment, and security foundations.

SEALCOIN

Our Transactional-IoT (t-IoT) and Machine-to-Machine (M2M) communication Vertical



SEALCOIN is developing decentralized trust and transaction infrastructure designed to enable connected devices, machines and AI agents to authenticate, communicate, exchange data and services, and execute transactions autonomously. The platform combines device-level digital identity, secure communications and decentralized transaction infrastructure to support the emerging machine-to-machine economy.

During the first half of 2026, SEALCOIN progressed from platform readiness toward deployment and validation of its technology across real-world environments. Its architecture is designed around authenticated devices and AI agents, which can be registered through verifiable digital identities and interact through SEALCOIN infrastructure according to defined permissions and transaction policies.

A key component of this architecture is SEALCOIN's decentralized Broker Node infrastructure. Broker Nodes are being developed to facilitate discovery and communication between authenticated machines and services without requiring direct integration between every participant. During H1 2026, development increasingly focused on industrial applications, including the energy sector, where trusted device identity, secure data exchange and machine-to-machine coordination can support new models for connected infrastructure and digital services.

SEALCOIN also continued developing its marketplace architecture, enabling authenticated devices and service providers to publish, discover and transact around machine-accessible services. These capabilities are intended to provide a common infrastructure through which physical assets and digital services can interact across sectors including energy, mobility, computing, data and space communications.

In parallel, SEALCOIN and WISeSat expanded their integration of decentralized transaction capabilities with low-Earth-orbit satellite infrastructure. The architecture enables satellites to participate in the SEALCOIN ecosystem as authenticated infrastructure nodes capable of supporting secure communications and transaction-related functions in environments where terrestrial connectivity may be unavailable or constrained. During H1 2026, the Spacedrop initiative enabled more than 45,000 participants to interact with the WISeSat constellation, providing additional validation of satellite-to-blockchain communications and infrastructure performance.

The SEALCOIN ecosystem incorporates QAIT, a token issued and governed independently by the Switzerland-based QAIT Association. QAIT has received regulatory treatment from the Swiss Financial Market Supervisory Authority (FINMA) as a hybrid utility and payment token and is designed to support utility and settlement functions within the ecosystem, subject to applicable regulatory requirements. QAIT became available for trading on certain cryptocurrency exchanges on May 28, 2026.

SEALCOIN's technology is designed to operate alongside the WISeKey Group's capabilities in digital identity, cybersecurity, post-quantum semiconductor technologies and satellite communications. This architecture provides a pathway for connected devices to combine hardware-based security and verifiable identity with decentralized communications and transaction capabilities.

SEALCOIN's development focus is increasingly directed toward industrial deployment, with energy, mobility, AI infrastructure, data services and space communications representing key areas under evaluation. The objective is to provide a secure transaction and trust layer through which machines and AI agents can progressively move from connected devices exchanging data toward autonomous economic participants capable of discovering, negotiating and transacting for services.

WISeID

Our Trust Services and Digital Identity Vertical

WISeID is the Vertical business unit of WISeKey that unified WISeKey's joint activities related to Public Key Infrastructure, Digital Identity, Corporate Trust Center and development and delivery of PKI solutions and services for people, applications and objects.

As a provider of digital identities and security services, WISeID offers solutions to protect electronic transactions and data in multiple use cases. During the first half of 2026 its capabilities were integrated into the compliance solutions of the Wecan Group, in which SEALSQ subsequently took a controlling interest, and into the secure access layer of the Spacetalk space traffic coordination platform.

Root of Trust Operations

WISeKey, through its WISeID Trust Services Vertical, is responsible for the hosting, operation, compliance and commercial services delivery under the Trusted Roots of the OISTE Foundation. This was enriched in 2025 with a new set of Roots that address the new needs of the PKI ecosystem, such as stronger encryption, automation and crypto-agility. During the first half of 2026 the new Roots have been accepted by Mozilla and Google. This ratifies the endorsement of our roots by the major players of the ecosystem.

WISe.ART

Our Secure Fine Art and Luxury Marketplace

As a fully-fledged digital asset marketplace powered by NFT and blockchain technology, WISe.ART is designed to connect all participants across the global arts and luxury ecosystem, including artists, collectors, cultural institutions, and partners. The platform provides a secure, curated environment for the creation, acquisition, authentication, and management of digital art, digital twins, NFTs, and crypto collectibles, while maintaining strong and verifiable links to the physical art world.

Building on the successful launch of the enhanced Web 3.0 marketplace in 2025, WISe.ART made significant advances across technology, certification, and cultural promotion during the first half of 2026. A landmark milestone was reached on June 18, 2026, when the European Patent Office granted a divisional patent for its 'Back-to-Physical' NFT technology, which provisions NFTs directly into secure semiconductors embedded in or associated with physical objects. This patent strengthens WISe.ART's trust architecture by providing a certified technical foundation for linking digital records to physical artworks and other valuable assets. It also introduces the concept of a digital product passport – a structured record that can carry creation details, ownership history, exhibition records, and transfer documentation – giving collectors, institutions, and the broader market a durable, tamper-evident provenance record.


NON-FUNGIBLE
GAM
TOKENS

Central to WISe.ART's 2026 strategy is the development of its digital twin proposition. In this model, a digital twin is a certified digital representation associated with an identifiable physical artwork or asset, maintained on-chain in a way that allows its provenance and authenticity to be verified over time. WISe.ART's objective is to make that association genuinely trustworthy: the digital record should establish what a physical object is, how it has been presented, and how ownership and custody can be traced across transactions. This moves the platform beyond the sale of born-digital works and into a broader role as a certification and authentication layer for physical art, cultural heritage, and, over time, other categories of high-value assets.

WISe.ART's international cultural program continued to advance in parallel with its technology work. The platform's ongoing relationship with ProArte y Cultura connects an established network of artists and cultural patrons with WISe.ART's tools for presenting and certifying digital work, with joint events and recognition programs including the Mayte Spínola Gold Medals previously held at the Nasdaq MarketSite in New York forming a proven track record of visibility for leading artists and foundations. WISe.ART has also continued to use the Nasdaq Tower in Times Square to bring artists and creative projects to a broad public audience, reinforcing its position as a platform that connects cultural promotion with digital distribution at an international level. Its collaboration with the ONUART Foundation and United Nations-affiliated initiatives in Geneva further anchors WISe.ART within the institutional dialogue around cultural heritage, education, and human rights.

Beginning in 2027, WISe.ART plans to integrate the QAIT token into its transaction framework, allowing certified digital twins to facilitate the negotiation and settlement of digital asset transactions within the platform's ecosystem. The specific details of this rollout will be defined during the next phase of development. In the near term, WISe.ART's priorities are expanding artist and institutional participation, strengthening its digital twin certification capabilities, and ensuring that the platform's technology continues to uphold the standards of trust, provenance, and quality expected by its users and the fine art and luxury markets.

4.

OUR BUSINESS VERTICAL

4.1. SEALSQ, Our Semiconductor and Post-Quantum IoT Vertical

Designs, Develops and sells semiconductors, PKI, and post-quantum technology hardware and software products.

4.1.1. OVERVIEW

SEALSQ Corp ("SEALSQ" or the “SEALSQ Group”, Nasdaq: LAES) sells integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. SEALSQ was listed on the Nasdaq in May 2023 under the ticker LAES and currently has 131 security-related patents and customers in over 30 countries.



What we sell
SEAL SQ
Secure Microcontrollers
Post Quantum Chips
Secure ASIC
On Premise PKI infrastructure
Post Quantum Root of Trust
PKI & Code Signing as-a - Service
Custom chip design (ASIC)
Personalization & Test
Products
Services
Typical Markets & Customers
IP PROTECTION
SMART GRID
INDUSTRY 4.0
HEALTHCARE
cisco
Landis+Gyr
SIEMENS
Medtronic
SECURE STORAGE
SMART HOME
matter
AUTOMOTIVE
MILITARY & GOV.
iStorage
Hager
VESTEL
AgEagle
SEAL SQ

4.1.2. Products & Services Portfolio Evolutions

4.1.2.1. Certified Secure Microcontroller Products



Range Overview

SEALSQ is one of only six semiconductor companies in the world that can develop certified secure microcontrollers. SEALSQ has a comprehensive range of secure elements, smart card products, and open ARM platforms offering advanced standards of security, including quantum-proof cryptography.

SEALSQ's secure chips range is organized into three primary categories, each designed for high-security applications in areas such as IoT, AI, and edge devices. Below is a structured overview by family:

- **Quantum-Resistant RISC-V Secure Chips:** This family focuses on post-quantum cryptography for future-proof security.

  - QS7001: A next-generation chip integrating NIST-approved ML-KEM and ML-DSA algorithms at the hardware level, supporting hybrid migration and protection for AI, IoT, and edge devices.

  - QVault TPM (models 183 and 185): FIPS 140-3 and TCG-certified trusted platform modules built on a CC EAL5+ certified RISC-V platform, securing device identities, boot integrity, and cryptographic operations; available open for custom firmware or pre-provisioned.


SEAL SQ
semiconductors + quantum

- **VaultIC Secure Elements:** Ready-to-use, tamper-resistant microcontrollers with embedded firmware for configurable cryptographic services, suitable for IoT, authentication, and government applications.

  - VaultIC408: FIPS 140-3 and CC EAL5+ ready for IoT security, featuring ECC, AES, and digital signature capabilities.

  - VaultIC292: Cost-effective solution for secure object authentication and TLS connections.

  - VaultIC18X series (183 and 186): Contact-based chips for anti-counterfeiting in accessories like chargers and batteries.



  - VaultIC155: The most secure NFC tag with CC EAL4+ hardware, enabling product authentication, traceability, and NFT linking to physical assets.

  - VaultIC405: Tailored for FIPS-certified P25 radio applications in government and military sectors.

- **Secure ARM Platforms (MS600X series):** CC EAL5+ certified 32-bit ARM SC300-based microcontrollers for fast time-to-market in sensitive applications like access control and secure storage.
    - MS6003: Includes integrated USB for FIDO tokens, crypto wallets, and secure storage, with 1MB Flash, 24KB RAM, and interfaces like SPI and I2C.
    - MS6001: Cost-effective option for embedded systems, offering similar specs without USB.

In addition to these next-generation families, SEALSQ also maintains legacy products that contribute to SEALSQ's revenue as described below:

- **Smart Card Reader Chips:** This family provides EMV-CO and ISO 7816 compliant hardware platforms based on 8/16-bit RISC processors, enabling quick design of contact and dual-interface smart card readers without custom development. Widely adopted by leading OEMs, they target applications in healthcare, pharmaceuticals, government, education, identity verification, and access management.
    - AT90 SCR200: Flash-based model for faster time-to-market.
    - AT90 SCR075: Cost-effective ROM-based variant to reduce costs once firmware is proven.
- **CISCO-Specific Products:** As a key supplier in Cisco's supply chain, SEALSQ provides secure semiconductors earning the Cisco 2023 Supply Chain Security Champion Award for proactively securing Cisco IP and protecting the brand; these traditional secure chips, are planned to be gradually replaced with SEALSQ's Quantum-Resistant chips to enhance protection against emerging quantum threats.

QS7001 - Quantum-Resistant Secure Semiconductors update

In 2025, SEALSQ marked a groundbreaking achievement with the introduction of the QS7001, the world's first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware.

In July 2026, SEALSQ provided an updated certification roadmap for its QS7001 Secure Element and QVault TPM product lines. All four variants, QS7001 V1 and V2 and QVault TPM-183 and TPM-185, continue to progress toward their respective certifications, which target Common Criteria EAL5+, FIPS 140-3 and TCG in order to support compliance with post-quantum standards and the NSA CNSA 2.0 mandates[5].

[5] https://media.defense.gov/2022/Sep/07/2003071836/-1/-1/0/CSI_CNSA_2.0_FAQ_. PDF

The revised timeline reflects evolving certification requirements and increased testing complexity, and the fact that Common Criteria and TCG certification for post-quantum TPMs depends on completion of the industry Protection Profile, which is expected to be approved by ANSSI in December 2026. During the first half of 2026, QS7001 achieved NIST SP 800-90B Entropy Source Validation (ESV Certificate #E333), a mandatory precondition for FIPS 140-3 Level 3 and Common Criteria EAL5+ and completed Common Criteria fault injection and side-channel resistance testing in March 2026. Key milestones under the updated roadmap are as follows:

- **QS7001 V1: Hardware Common Criteria Evaluation Test Report (ETR) from** laboratory now expected in October 2026.
- **QS7001 V2:** Hardware Common Criteria Evaluation full PQC Test Report from laboratory now expected in January 2027.
- **QVault TPM-183:** TCG certification expected in February 2027.
- **QVault TPM-185:** TCG certification expected in May 2027.

All product versions are available as engineering samples.
Conducted with accredited third-party labs like SERMA Technologies, this schedule reinforces SEALSQ's commitment to delivering certified, hardware-rooted post-quantum solutions that enable seamless migration for organizations, device manufacturers, and critical infrastructure providers.

SEALSQ's quantum roadmap is a strategic initiative that is designed to deliver the technology, services, and strategic frameworks necessary for an end-to-end quantum-safe transformation while ensuring cryptographic agility in an evolving digital landscape.

The SEALSQ Group is witnessing significant global traction from industry partners, system integrators, and technology OEMs seeking robust security solutions to face upcoming quantum computers' capability to break current encryption technology: SEALSQ has strengthened its collaboration network with industry consortia, integrators, and standards bodies to accelerate scalable deployment of its quantum-resistant products (QS7001 and its TPM version QVault TPM) worldwide. As of June 30, 2026, SEALSQ was engaged with more than 150 customers and prospects, of which more than 30 were actively integrating its post-quantum technology. Adoption spans multiple continents, with deployments and pilot programs underway in North America, Europe, and Asia Pacific. The total estimated pipeline for the QS7001 and its TPM version remained above $100 million as of September 22, 2026, within a total active business pipeline of more than $225 million of potential revenue opportunities through 2029. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

Vault-IC family update: VaultIC 408 FIPS 140-3 certification and feature for OpenSSL

- *FIPS 140-3 certification*



The Vault-IC408 has achieved FIPS 140-3 Security Level 3 (overall) validation. This is a significant milestone, as FIPS 140-3 is the latest global benchmark for cryptographic modules, replacing the older 140-2 standard.

Physical Security: Level 3 certification ensures the module is tamper-resistant and includes identity-based authentication.

Compliance: It is listed on the NIST Cryptographic Module Validation Program (CMVP) "Modules in Process" list, confirming it has passed rigorous laboratory testing (via UL Verification Services).

Algorithms: It supports a wide range of NIST-approved algorithms, including AES (up to 256-bit), ECC (up to 576-bit), and RSA (up to 2048-bit), alongside hardware-based random number generation (SP 800-90A/B).

- *OpenSSL Provider Integration*



With the release of OpenSSL 3.0, the architecture shifted from "Engines" to Providers. A provider is a modular component that implements cryptographic algorithms.

Seamless Integration: By using a dedicated VaultIC408 OpenSSL Provider, developers can delegate cryptographic operations (like signing or decryption) to the hardware secure element without modifying their application core OpenSSL logic.

Security: This ensures that sensitive private keys never leave the VaultIC408 hardware, while the application benefits from the high-level OpenSSL API.

FIPS Mode: When used with the OpenSSL FIPS provider, systems can maintain end-to-end compliance—using the VaultIC408 for hardware-backed security and OpenSSL for FIPS-validated software processing.

In the first half of 2026, the VaultIC family continued to anchor SEALSQ's secure element revenue, notably in smart metering and P25 secure communication deployments, and was the primary driver of the year-over-year revenue growth recorded in the period.

Secure ARM Platforms (MS600X series) Family update: MS6003 now a FIDO2-Compliant Secure Microcontroller

The MS6003, SEALSQ's advanced secure microcontroller, now provides a turnkey solution for building FIDO2-compliant authenticators. Integrating FIDO firmware into this hardware is the primary path to achieving CTAP (Client-to-Authenticator Protocol) certification, specifically for CTAP 2.1.

- *Firmware Integration Strategy*

The MS6003 is powered by a 32-bit ARM SecureCore SC300 and features 1MB of Flash, specifically designed to house complex FIDO2 stacks.

Preloaded Applications: Since Q2 2025, SEALSQ offers a pre-certified FIDO2 reference design. This firmware implements the full CTAP2.1 stack, including support for Resident Keys (discoverable credentials) and HMAC-secret extensions required for Windows Hello compatibility.

Hardware Abstraction: The firmware leverages the MS6003's integrated USB 2.0 interface, eliminating the need for external bridge chips. It maps CTAP commands directly to the cryptographic hardware accelerators for AES, ECC, and RSA operations.

4.1.2.2. ASIC Design Services with IC'Alps



In August 2025, SEALSQ acquired IC'Alps, a leading ASIC design specialist, and now offers a comprehensive portfolio of custom integrated circuits development services. In May 2026, SEALSQ announced the successful completion of the integration, establishing SEALSQ ASIC Design Services as the Company's European center for custom integrated-circuit and system-on-chip development. IC'Alps' design centers in Grenoble and Toulouse, with close to 100 specialized ASIC engineers, combined with SEALSQ's semiconductor industrial and supply chain capabilities, enable SEALSQ to deliver full-custom intellectual property (IP) blocks and turnkey ASICs for high-reliability and sensitive applications, spanning ASIC design, ultra-low-power architectures, post-quantum secure chips, TPMs, secure microcontrollers and custom ASICs for industrial, defense and space applications.

The acquisition of IC'Alps has strengthened SEALSQ's leadership in sovereign, quantum-resistant semiconductor solutions, supporting critical sectors such as healthcare, cybersecurity, IoT, and beyond. This positions SEALSQ to deliver end-to-end secure hardware innovations in the post-quantum era.



Core Capabilities and Value Proposition

The growing demand for a trusted, sovereign partner in ASIC development for mission-critical applications underscores IC'Alps' unique value proposition. Customers increasingly require cutting-edge expertise in ultra-low-power design, optimized sensor interfaces, advanced energy management, and state-of-the-art security solutions, all delivered in strict compliance with stringent technical, geopolitical, and quality standards. IC'Alps' proven capabilities are now recognized internationally, with strong traction among demanding customers in the European Union and North America.

Key Markets and Applications

Healthcare Applications (ISO 13485 Certified)

IC'Alps specializes in ultra-low-power designs for demanding medical devices, including:

- Leadless pacemakers for cardiac rhythm management
- Brain-computer interfaces (employing specialized electrodes and ultrasound-based technologies)
- Advanced ultrasound probes with integrated micro-beamforming (for external use and minimally invasive procedures, such as Intracardiac Echocardiography - ICE)
- Ultrasound-based biometric solutions
- Several client projects have advanced to human clinical trials

Security and Cryptography (Common Criteria Certified)

IC'Alps developed secure sub-blocks (e.g., True Random Number Generators and countermeasures) as well as complete cryptographic devices built around embedded processors (primarily RISC-V architectures). These solutions support SEALSQ's product portfolio and sovereign requirements for French and European Union clients.

As announced in October 2025, IC'Alps is actively designing a state-of-the-art post-quantum cryptography (PQC) platform targeting advanced CMOS nodes. This effort supports the QASIC (Quantum-Resistant ASIC) initiative, with the first prototypes anticipated in Q4 2026. The team concurrently manages approximately 12 to 15 projects, applying ISO 9001-2015, ISO 13485-2016 including ISO 14971 (medical), IATF 16949-aligned (automotive), EN/AS/JISQ 9100-2018 (military, aeronautics and space) and Common Criteria (security) certifications based on customer specifications. This capability also underpins SEALSQ's automotive ambitions, namely tailor-made, safe and secure automotive silicon with post-quantum cryptography designed in from the architecture up, from automotive Trusted Platform Modules and secure microcontrollers to licensable Hardware Security Module IP, chiplet-based Hardware Security Modules and fully custom Quantum-Resistant ASICs. Strategic Foundry Partnerships IC'Alps has expanded its ecosystem of preferred partnerships with leading global foundries, including:

- TSMC (DCA trusted design partner)
- X-FAB (xchain network partner)
- ams-OSRAM (preferred partner)
- Intel Foundry (Design Services Alliance – DSA and Value Chain Alliance – VCA within the Accelerator Alliance Program)
- GlobalFoundries (GlobalSolutions design & supply partner), and DB Hitek (design partner)

These alliances enable design expertise across process nodes from mature 0.18 µm technologies to advanced 18A nodes, encompassing various CMOS flavors (bulk, SOI, FDSOI, FinFET, and others).

Active engagement at major foundry events in the United States and Europe, including booths and presentations, continues to highlight IC'Alps' technical achievements.

Quality Management and Certifications

In Q4 2025, IC'Alps successfully renewed its core certifications for a three-year period:

- ISO 9001
- ISO 13485
- EN 9100

The renewal process for site-level Common Criteria certification at the Grenoble site progressed well, with key milestones achieved in April 2026 and the official certificate expected around the fourth quarter of 2026.

4.1.2.3. Trust Services



At the core of SEALSQ's value proposition is the ability to offer not only secure microcontrollers, but also to securely and conveniently generate, inject and manage a unique and universally trusted digital identity for each connected device. SEALSQ's Public Key Infrastructure (PKI) services allow us to create and assign a unique digital identity to every connected device and manage it throughout its lifecycle. Digital identities are called Certificates. These Certificates authenticate devices and enable secure communication with other devices or cloud services like AWS or Azure.

Factory Provisioning with INeS Box

The INeS Box (part of SEALSQ's INeS PKI-as-a-Service) is a high-security hardware appliance specifically designed for secure provisioning on the factory floor. It bridges the gap between a high-level Certificate Authority (CA) and the rigorous, high-speed environment of an IoT production line. At its core, the next-generation INeS Box embeds a PQC-ready Hardware Security Module (HSM), ensuring that every cryptographic operation performed on the factory floor, from key generation to signing and certificate issuance, is executed inside FIPS-grade, tamper-resistant hardware rather than in software. This hardware root of trust allows the appliance to combine classical (RSA/ECC) and post-quantum (ML-KEM/ML-DSA) key material natively, without relying on an external or cloud-hosted signing service.

Secure Manufacturing Integration

In a typical manufacturing flow, the INeS Box acts as a localized, tamper-resistant "security broker." It allows manufacturers to inject unique digital birth certificates and private keys into devices (like the VaultIC or MS series) without requiring a constant, high-latency connection to a cloud-based CA.



Lifecycle & Compliance

By using the INeS Box, OEMs ensure that every device leaves the factory with a verified identity compatible with standards like Matter, Wi-SUN, or custom corporate PKIs. This initial provisioning is the foundation for "Zero-Touch Onboarding," where a device can automatically and securely connect to its final cloud destination (like AWS or Azure) the moment it is powered by the end user.

PKI & Root of Trust: Integrating Post-Quantum Cryptography & U.S. Based RoT

To prepare for the quantum era, SEALSQ has integrated NIST-standardized Post-Quantum Cryptography (PQC) algorithms—specifically ML-KEM (Kyber) and ML-DSA (Dilithium)—directly into the INeS PKI platform. This integration enables the issuance of PQC certificates and classical certificates that combine classical (RSA/ECC) and quantum-resistant signatures, ensuring both backward compatibility and "Harvest Now, Decrypt Later" protection.

In November 2025, SEALSQ launched a sovereign U.S.-based Post-Quantum Root of Trust. Hosted on American soil, this infrastructure allows U.S. government agencies and enterprises to manage quantum-secure digital identities independently. This "Made in USA" root serves as the ultimate trust anchor for critical infrastructure, aligning with CNSA 2.0 mandates and providing a future-proof foundation for secure IoT, satellite, and cloud ecosystems.

Code signing and software supply chain integrity

Beyond device identity, SEALSQ has extended the INeS PKI platform with a Code Signing capability, allowing manufacturers to secure firmware integrity end-to-end, from chip to cloud, using the same trusted infrastructure that already provisions over 30 million smart meters and industrial IoT devices worldwide. This enables OEMs to sign firmware and software builds with the same root of trust used for device identity provisioning; to generate and attach Software Bill of Materials (SBOM) metadata to signed artifacts, supporting traceability requirements under U.S. Executive Order 14028 and the ETSI EN 303 645 and NIST IR 8259 recommendations; to meet the firmware authenticity and software provenance requirements of the EU Radio Equipment Directive and Cyber Resilience Act; and to prepare for quantum-era signing, since Code Signing on INeS supports post-quantum certificate issuance.
In June 2026, the European Patent Office granted SEALSQ a divisional patent for its ‘Back-to-Physical’ NFT technology, which provisions NFTs directly into secure semiconductors for tamper-proof, hardware-rooted authentication. The technology underpins WISe.ART’s positioning as a hardware-authenticated provenance platform and supports emerging Digital Product Passport requirements across supply chain, automotive, defense and IoT use cases.

4.1.3. Business Development



Through 2025 and into the first half of 2026, SEALSQ sustained strong growth in its semiconductor's secure chips design and sales business, driven primarily by increased sales to its existing customer base and higher product penetration across key applications.

In the first half of 2026, commercial momentum accelerated across marquee customers and partners: SEALSQ expanded its partnership with Parrot to integrate SEALSQ's PQC technologies into Parrot's drones; deepened its smart-metering relationship with Landis+Gyr; secured Matter design wins in Japan with MIWA Lock and Hosiden alongside a distribution agreement with Okaya Electronics; and reported more than 150 QS7001/TPM customers and prospects, with over 30 customers and prospects actively integrating its post-quantum technology. New go-to-market partnerships with Lattice Semiconductor and GlobalFoundries broadened SEALSQ's reach into robotics, industrial and automotive markets. Unaudited H1 2026 revenue reached approximately $11.2 million, more than double the $4.8 million recorded in H1 2025, with Q2 2026 revenue of approximately $6.4 million accelerating sequentially from $4.1 million in Q1 2026 - driven primarily by Vault-IC secure elements, six months of consolidated IC'Alps revenue, growing PKI subscription contracts, and initial revenues from the Quantix Edge Security center in Murcia.

Overall, SEALSQ strengthened its position as a provider of integrated hardware and digital trust solutions, addressing increasing global demand for cybersecurity, device authentication, and secure infrastructure.

Geographically, SEALSQ continued to diversify its revenue base, with North American revenue increasing significantly over the past three years, reflecting successful international expansion and growing customer adoption.

4.1.3.1. Geographic Footprint Evolutions

USA

Through 2025 and into the first half of 2026, the United States remained a strategic growth market for SEALSQ, driven by increasing demand for high-assurance cybersecurity solutions across enterprise, industrial, cloud infrastructure, and critical IoT applications. SEALSQ continued to strengthen its position as a trusted security partner through the expansion of its PKI Services offering and the introduction of Post-Quantum Cryptography (PQC) hardware- based solutions.

The first half of 2026 converted this groundwork into concrete positions. SEALSQ confirmed active US production deployments of its post-quantum trust anchors at the launch of the 'Year of Quantum Security 2026' in Washington, D.C. in January and announced a collaboration with Lattice Semiconductor to integrate the QS7001 and QVault TPM into Lattice FPGA platforms. SEALSQ’s 'Quantum Made in USA' strategy deepened through successive EeroQ investments (see Section 3.3.2). In addition, a strategic Memorandum of Understanding with US-headquartered GlobalFoundries established a manufacturing and IP-ecosystem path for SEALSQ's next-generation secure silicon. In June 2026, the White House Executive Order on quantum security - highlighting a three-year window to prepare for Q-Day - reinforced US federal demand drivers for SEALSQ's portfolio.

In H1 2026, SEALSQ delivered 61% year-over-year growth in US revenue (from $3.1 million to $5.0 million, excluding the ASIC segment). In addition, the ASIC segment contributed $0.6 million of revenue in H1 2026, bringing total revenue to $5.6 million.

EMEA

Through 2025 and into the first half of 2026, EMEA remained a key strategic market for SEALSQ, driven by increasing adoption of secure connectivity solutions across consumer, industrial, and smart home applications. SEALSQ continues to strengthen its position as a trusted security partner for leading global and regional OEMs.

In the first half of 2026, EMEA momentum broadened from smart home and smart metering into defense, industrial and sovereign-technology applications. SEALSQ and Parrot expanded their long-standing partnership, with Parrot set to integrate SEALSQ post-quantum cryptography into its next generation of secure drones, beginning with a proof of concept. SEALSQ also completed the integration of IC'Alps as its European design platform. The Quantix Edge Security joint venture selected the Municipality of Murcia for its semiconductor industrial project, and France's ANSSI post-quantum mandate - ending certification of non-quantum-resistant products from 2027 - sharpened European demand for SEALSQ's certified post-quantum portfolio.

In H1 2026, SEALSQ delivered 108% year-over-year growth in EMEA revenue (from $0.9 million to $1.8 million, excluding the ASIC segment). In addition, the ASIC segment contributed $1.9 million of revenue in H1 2026, bringing total revenue to $3.7 million.

SEALSQ reinforced its French footprint to approximately 200 professionals across Toulouse, Aix-en-Provence, and Grenoble, with a target of around 250 by year-end.

APAC

The Asia Pacific Strong Market Momentum: SEALSQ continued to perform strongly in the Asia Pacific region, with Japan and Taiwan continuing to emerge as key strategic growth markets for SEALSQ in H1 2026 with 137% revenue growth in comparison with H1 2025, driven by accelerating demand for secure connectivity in smart metering, smart home and HVAC applications.

Japan

SEALSQ's technology alignment with local and global standards has positioned the company as a preferred security partner for leading Japanese OEMs.

Major Design Wins in Smart HVAC: in H1 2026, SEALSQ continued to advance multiple designs under development and secured design wins with major air conditioning manufacturers, integrating either the MATTER protocol or ECHONET-LITE one into next-generation products. These projects confirm SEALSQ's leadership in:

- Secure device authentication and lifecycle protection
- Interoperability with global smart home ecosystems
- Security architectures suited to long-lifecycle consumer appliances.

Local Ecosystem Leadership: In H1 2026, SEALSQ joined the ECHONET Consortium as an official PKI services provider, becoming the first market player to offer its INeS platform to the consortium's roughly 250 member companies. SEALSQ also reinforced its Wi-SUN Alliance positioning for quantum-resilient smart metering at the Wi-SUN Open

House event in Tokyo, building on its Landis+Gyr relationship. These moves align SEALSQ with Japan's national mandate for full post-quantum adoption across government systems by 2035.

Strategic Outlook: With strong growth, validated design wins, and deep alignment with Japanese standards, such as WI-SUN, MATTER and ECHONET LITE protocols, SEALSQ is well positioned for sustained expansion in Japan. The market is expected to continue to deliver revenue growth beyond 2026, driven by smart appliance adoption, increasing security requirements, and SEALSQ's differentiated secure hardware and software portfolio.

The foundations laid in 2025 - smart-HVAC design wins on the Matter protocol, ECHONET Lite adoption, and a pipeline of more than 30 Japanese customers - set the stage for acceleration in the first half of 2026.

In H1 2026, SEALSQ added a distribution partnership with Okaya Electronics and secured Matter design wins with MIWA Lock and Hosiden.

Taiwan

Strong Market Momentum: Taiwan emerged as an increasingly strategic market for SEALSQ in 2025 and into the first half of 2026, driven by strong demand for secure hardware solutions and advanced embedded applications. SEALSQ is reinforcing its position within Taiwan's dynamic semiconductor and ODM ecosystem.

In the first half of 2026, Taiwanese engagements continued to progress across smart metering, drones, power supply unit and computing platforms.

India

In the first half of 2026, SEALSQ and Kaynes Semicon established the SEALKAYNESQ joint venture and inaugurated India's first sovereign post-quantum personalization center at Sanand, Gujarat. The center is intended to assemble, test and cryptographically personalize QS7001-based devices implementing the NIST FIPS 203, 204 and 205 algorithms entirely within India, using FIPS 140-3 Level 3 hardware security modules and an India-sovereign certificate authority operated under the joint venture.

4.1.4. Recent Acquisitions and Investments

4.1.4.1. IC'Alps Acquisition & Integration Progress



In 2025, SEALSQ completed the acquisition of 100% of the share capital and voting rights of IC'Alps. This acquisition marks a significant step in SEALSQ's strategic expansion into ASICs and post-quantum technologies.

This acquisition builds on SEALSQ's strategic initiative launched in 2024 to leverage its QS7001 quantum-resistant hardware architecture to address growing demand from major electronics manufacturers seeking custom quantum-resistant secure chips tailored to specific use cases. The expansion into the post-quantum ASIC segment represented a pivotal milestone in SEALSQ's industrial strategy, opening new business opportunities and revenue streams. IC'Alps, which had contributed to the design of SEALSQ's quantum-resistant platform, emerged as a natural partner to support and accelerate this strategy.

ASIC development is a highly complex process requiring precise customization, rigorous validation, and controlled manufacturing execution. The integration of IC'Alps brings together its advanced ASIC design expertise and established footprint in medical and automotive applications with SEALSQ's security IP portfolio, commercial reach, and supply chain capabilities. This combination is expected to accelerate development timelines, enhance scalability, and enable SEALSQ to deliver high-performance, tailored integrated circuits using competitive technologies across a wide range of applications.

As part of the acquisition, approximately 100 highly skilled engineers and professionals from IC'Alps' design centers in Grenoble and Toulouse joined SEALSQ. The acquisition strengthens SEALSQ's position in the security integrated circuits industry in both European and global markets and reinforces its long-term objective of delivering advanced post-quantum secure semiconductor solutions.

4.1.4.2. Quantix Edge Security Joint-Venture



Announced in the first half of 2025, Quantix Edge Security is a flagship public-private joint venture in Murcia, Spain, set up to develop a Semiconductor Design and Personalization Center backed by a €40 million investment. The Spanish government, through the Ministry for Digital Transformation and Public Administration, contributed €19.6 million via the PERTE Chip initiative, with additional funding from WISeKey, SEALSQ, Murcia-based companies OdinS and TProtege, and the Spanish Society for Technological Transformation (SETT). SEALSQ believes that this investment aligns with Spain's stated goal to invest €12.25 billion by 2027 to bolster its microelectronics and semiconductor capabilities, positioning Murcia as a global hub for secure microchip development. The Semiconductor Design and Personalization Center will focus on post-quantum-resistant chip design based on RISC-V architecture, fully aligned with Common Criteria and NIST standards. The testing and secure personalization operations are planned to be fully operational by 2028. The joint venture selected the Municipality of Murcia for its industrial project in May 2026 and generated its first revenues during the first half of 2026, with more than $0.7 million recognized at SEALSQ level, with the project expected to ramp up through the second half of 2026.

4.1.4.3. ColibriTD Investment & Technical Partnership



The first investment initiative in 2025 was to acquire a participation into ColibriTD, a Quantum-as-a-Service (QaaS) provider, announced in February 2025, aiming at leveraging ColibriTD's cloud-based quantum computing platform to enhance SEALSQ's quantum roadmap.

In June 2025, SEALSQ announced a key collaboration with ColibriTD and Xdigit, to establish an R&D roadmap to develop a quantum-based solution to improve semiconductor wafer yields at sub-7nm nodes. This project addresses IR Drop challenges, which cause power integrity issues, aiming to increase yields from 50% to 80% by using quantum algorithms to optimize chip design and manufacturing processes. The initiative also enhances resistance to side-channel attacks, strengthening the security of SEALSQ's quantum-resistant microcontrollers, such as the QS7001 and MS6003. By combining ColibriTD's QaaS capabilities for quantum simulation and Xdigit's expertise in IR Drop modeling, the project sought to reduce per-chip costs by up to 50% while advancing SEALSQ's leadership in secure, high-performance semiconductor solutions.

Pioneering industrial applications of quantum computing capabilities, SEALSQ, ColibriTD and BWT Alpine Formula One Team will also consider leveraging ColibriTD's PDE solver capabilities to explore improvements of fluid dynamics in motorsport racing as part of their technical collaboration.

Several additional investments in quantum startups and research initiatives are being discussed, targeting advancements in quantum-resistant chip design and cryptographic agility for IoT, automotive, and defense application

4.1.4.4. EeroQ Investment & Partnership



In December 2025, SEALSQ made a strategic investment in EeroQ, a US-based quantum chip design company pioneering a breakthrough approach to building a quantum computer using electrons on helium (eHe).

EeroQ aims to build a large-scale quantum computer based on single electrons trapped on superfluid helium, a technology originally proposed in the late 1990s and now made feasible thanks to major advances in materials science, microfabrication, and cryogenic engineering.

EeroQ's design offers several key advantages that align with SEALSQ's long-term strategic priorities. Unlike other quantum computing architectures requiring datacenter-scale cryogenic infrastructure, EeroQ's qubits, based on the smallest particle in nature, enable the design of quantum processors as small as a thumbnail. EeroQ's platform is designed to be manufactured using standard semiconductor processes, directly compatible with SEALSQ's secure semiconductor personalization and OSAT capabilities. In addition, single-electron qubits offer promising metrics in coherence time, all-to-all connectivity, and mobility of qubits, enabling novel architectures. This positions EeroQ as one of the most scalable approaches to quantum computing currently under development.

SEALSQ's investment in EeroQ strengthens its "Quantum Made in USA" vision and reinforces its commitment to strengthening the United States' leadership in quantum-resistant technologies and future quantum computing platforms by supporting the development of an integrated post-quantum and quantum-era semiconductor ecosystem combining post-quantum cryptographic chips that are already commercialized, quantum-resistant secure microcontrollers, advanced personalization centers in the USA, and future quantum accelerator chips developed in strategic partnership. SEALSQ deepened this commitment during the first half of 2026 with a follow-on investment in February 2026 and a further investment in May 2026, in connection with which it committed to act as lead investor in EeroQ's next priced financing round. In April 2026, EeroQ demonstrated an autonomous quantum computing laboratory combining its electron-on-helium hardware with Conductor Quantum's orchestration software and NVIDIA's Ising AI models.

4.1.4.5. Miraex Acquisition

In June 2026, SEALSQ completed the acquisition of 100% of Miraex SA, a Swiss photonics company based at the EPFL Innovation Park in Ecublens that specializes in quantum interconnect and sensing technologies. The acquisition was funded through the SEALQuantum Sovereign Vertical Stack and followed a Letter of Intent signed in March 2026.

Miraex develops a Photonic Integrated Circuit platform based on Thin-Film Lithium Tantalate, capable of transducing signals between the microwave and optical domains. This capability addresses one of the central challenges in scaling quantum systems, namely connecting cryogenic quantum processors to optical networks, and spans three areas: distributed quantum computing, quantum sensing and quantum networking. The acquisition completes the quantum-interconnect layer of SEALSQ's Quantum Vertical Stack, and Miraex's space-grade, radiation-tolerant photonic components also reinforce the Quantum Spatial Orbital Cloud initiative.

4.1.4.6. Wecan Group Investment & Partnership

In June 2026, SEALSQ increased its interest in Wecan Group, a Swiss compliance-technology company founded in 2015, from an initial 31.87% stake to a controlling 55.5% position. The investment was made through the SEALQuantum Sovereign Vertical Stack and included a CHF 5 million commitment to accelerate the development of an AI-powered, post-quantum compliance co-pilot for financial institutions. Wecan Group serves more than 100 financial institutions, including Pictet, Lombard Odier, Edmond de Rothschild, Syz and Barclays, with secure data-sharing and KYC/AML compliance solutions. The investment extends SEALSQ's post-quantum security stack into regulated financial services and supports the integration of WISeKey's WISeID digital identity ecosystem into banking and digital-asset platforms.

4.1.4.7. Quobly Investment & Partnership

SEALSQ's relationship with Quobly, a French quantum computing company founded in 2022 and built on CEA-Leti and CNRS research, evolved significantly during the first half of 2026. Following a technical and industrial collaboration initiated in November 2025, the parties explored a potential majority investment under a memorandum of understanding signed in January 2026 and, in February 2026, mutually agreed to discontinue those majority-investment discussions in favor of a minority structure. In June 2026, SEALSQ participated as a lead investor in Quobly's EUR 115 Million Series A financing round through the SEALQuantum Sovereign Vertical Stack, alongside STMicroelectronics, Isalt and BPI France. Carlos Moreira, SEALSQ's Chief Executive Officer, joined Quobly's Board of Directors. Quobly develops quantum processors based on FD-SOI silicon spin qubits, a CMOS-compatible approach intended for industrial-scale manufacturing.

4.1.4.8. SEALKAYNESQ Joint Venture (India)

During the first half of 2026, SEALSQ and Kaynes Semicon advanced their India strategy from a term sheet to a binding joint venture, SEALKAYNESQ Ltd, owned 51% by SEALSQ and 49% by Kaynes Semicon and aligned with India's Ministry of Electronics and Information Technology. In January 2026, SEALSQ signed a memorandum of understanding with the Government of Gujarat and Kaynes Semicon to establish India's first Secure Semiconductor Design, Test and Personalization Center for post-quantum cryptography, with a planned capacity of up to 300 million secure semiconductors per year at Kaynes Semicon's Sanand campus. On March 31, 2026, the first phase of the center was inaugurated at Kaynes Semicon's new OSAT facility in Sanand, Gujarat.

4.1.4.9. Establishment of Quantisimo Corp.

In June 2026, SEALSQ and its parent company WISeKey established Quantisimo Corp. as a special purpose vehicle and entered into a non-binding Letter of Intent with GigCapital8 Corp. (Nasdaq: GIW) regarding a proposed business combination. The proposed combination contemplates an initial enterprise value of approximately USD 575 million pre-money, with the stated intention of scaling toward a USD 2 billion valuation through build-up acquisitions of up to five additional quantum-technology companies. If completed, the transaction would create a Nasdaq-listed trusted quantum pure-play entity, into which SEALSQ would contribute selected assets and strategic interests from its SEALQuantum.com portfolio. The Letter of Intent is non-binding and the transaction remains subject to the negotiation and execution of definitive agreements, due diligence, and applicable board and regulatory approvals. The transaction is currently expected to close in the first quarter of 2027. There can be no assurance that the contemplated business combination will be completed on the terms described, or at all.

4.1.5. Other Business & Organization Highlights

4.1.5.1. Quality Management & ESG



In 2025, SEALSQ demonstrated its unwavering commitment to operational excellence, environmental stewardship, and robust governance through the successful renewal of key international certifications. Notably, the Company renewed its ISO 9001:2015 (Quality Management Systems) and ISO 14001:2015 (Environmental Management Systems) certifications by AFNOR for a three-year cycle, achieving this milestone with zero non-conformities.

This flawless audit outcome underscores the maturity and effectiveness of SEALSQ's integrated management systems, ensuring consistent delivery of high-quality, reliable post-quantum semiconductor and cybersecurity solutions while minimizing environmental impact through sustainable practices such as energy efficiency, waste reduction, and responsible resource use.

These achievements not only reinforce customer confidence and regulatory compliance – including alignment with frameworks like the EU's Corporate Sustainability Reporting Directive (CSRD) – but also advance SEALSQ's broader ESG strategy, positioning the Company as a trusted partner in building a secure and sustainable digital future.

4.1.5.2. Marketing & Communications Initiatives



Across 2025 and the first half of 2026, SEALSQ sustained an intensive marketing and communications program to drive global awareness of its post-quantum cybersecurity solutions, spearheaded by the launch of the QS7001 quantum-resistant chip in Q4 2025, by launching a targeted PR campaign in partnership with SparkPR, a leading U.S. tech marketing agency, that started to generate widespread media coverage and position the Company as a pioneer in quantum-secure hardware.

Strategic partnerships, such as the collaboration with BWT Alpine Formula One Team, were highlighted through high-profile events, including the partnership kick-off at the Las Vegas Grand Prix on November 19-21, 2025, where SEALSQ hosted an exclusive launch event integrating quantum technology demonstrations with motorsport innovation to engage stakeholders in secure, high-performance applications.

The Company also organized a "Quantum Days" event in May in France, gathering experts for discussions on post-quantum and space security, featuring live demonstrations of quantum-resistant algorithms like Kyber and Dilithium to showcase technological advancements.

The Company's participation in the IQT Quantum + AI Summit (Q+AI) in October further elevated visibility and coincided with the debut of SEALSQ's QS7001 product to underscore its role in unbreakable security. Carlos Moreira, SEALSQ's CEO, delivered the opening keynote on "AI Meets Quantum: Building Unbreakable Post-Quantum Security" and joined a CEO roundtable alongside industry leaders.

Complementing these efforts, the inauguration of the IC'Alps facility in Grenoble in November 2025 marked the launch of the Franco-Swiss Quantum Corridor, an event that highlighted Europe's first sovereign quantum-resistant ASIC (QASIC) project and reinforced SEALSQ's commitment to sovereign innovation through collaborative showcases and executive engagements. These initiatives collectively enhanced brand recognition, fostered key industry relationships, and supported revenue growth by aligning SEALSQ's quantum-ready portfolio with emerging market demands.

H1 2026 marketing activity centered on the 'Year of Quantum Security 2026', inaugurated in Washington, D.C. and celebrated at Davos in January, where SEALSQ demonstrated post-quantum-secured physical AI and robotics live through the WISeRobot platform, featured on the CNBC stage. The period continued with a keynote at Tech & Fest in Grenoble, a Formula 1-themed showcase of quantum-resistant chips at Embedded World in Nuremberg including the TPM-FPGA demonstration with Lattice Semiconductor, the Wi-SUN Open House in Tokyo with a partner event at the Suzuka Grand Prix activating the BWT Alpine Formula One Team partnership, and the launch of the official WISeRobot.ch website and roadmap in May. In June, SEALSQ led quantum discussions at the GSA European Executive Forum in Munich, IQT Nordics in Oslo, and the CEA-Leti Innovation Days in Grenoble. SEALSQ and WISeKey also announced the relocation of their Geneva headquarters to Pont-Rouge in August 2026, anchoring a new Geneva Quantum Center of Excellence and Quantum Computer Hub.

4.1.6. Strategic Outlook 2026



The Evolving Landscape of Secure Semiconductors

SEALSQ management provides below its assessment of, and views on, the semiconductor industry for the upcoming years. SEALSQ believes this assessment and these views are critical in understanding SEALSQ's strategy and competitive advantage described below.

Introduction

The semiconductor industry is at the edge of a discontinuity and profound revolution due to rising complexity, cost, and the impact of disruptive technologies like GenAI, quantum computing, and chiplets.

Semiconductors continue to be the crucial component of intelligent services and devices, with the market expected to reach $1 trillion by 2030[6].

Hardware-based security is increasingly becoming a pillar of national cybersecurity and OEM strategies, especially in response to emerging quantum threats.

Software alone cannot provide complete protection. Hardware-based security measures are essential to defend against physical attacks, including tampering and side-channel leakage.

SEALSQ is one of the few companies worldwide with the capability to design and certify secure chips at Common Criteria EAL5+ level or higher.

OEMs like Apple, Google, Tesla, and SpaceX are increasingly building their own chips to secure control over critical functions. Chiplets offer a dual opportunity: embedding secure IP into general-purpose chips or creating standalone secure chiplets with high certification.

4.1.6.1. Market Drivers



Regulations

The industry is shifting from "security as a feature" to "security as a legal prerequisite" as legacy encryption is being systematically phased out to mitigate the quantum threat.

2026 Outlook

SEALSQ believes that 2026 is a critical compliance "cliff" for two major reasons:

- EU Cyber Resilience Act (CRA) Deadlines: By September 11, 2026, manufacturers must comply with the CRA's strict vulnerability reporting obligations. This mandates that any "product with digital elements" sold in the EU must have documented security lifecycles. Non-compliance now risks fines of up to €15 million or 2.5% of global turnover.

6 https://www.pwc.com/gx/en/industries/technology/pwc-semiconductor-and-beyond-2026-full-report.pdf

- CNSA 2.0 Networking Compliance: In the U.S., the National Security Agency (NSA) has set 2026 as the milestone for traditional networking equipment (VPNs, routers) to support and prefer CNSA 2.0 (Post-Quantum) algorithms. This forces a rapid refresh cycle for hardware infrastructure handling sensitive data.

Three further regulatory developments during and shortly after the first half of 2026 reinforce this trajectory: in April 2026 Google set a firm 2029 deadline for full post-quantum cryptography migration; in June 2026 a White House Executive Order mandated that federal high-value systems transition to post-quantum cryptography by 2030; and in June 2026 France's ANSSI confirmed that it will cease certifying products lacking quantum-resistant encryption from 2027, with mandatory post-quantum procurement for critical infrastructure and government by 2030.

The Quantum Threat: Beyond 2026



The "Harvest Now, Decrypt Later" (HNDL) risk has transitioned from a theoretical concern to a boardroom priority. By 2027 and beyond, the trend shifts toward Quantum-Safe-by-Design:

- Hybridization as the Standard: Post-2026, SEALSQ believes that most regulated industries (Finance, Healthcare) will mandate Hybrid Cryptography. This uses a "dual-wrap" approach, combining classical ECC/RSA with NIST-standardized PQC (like ML-KEM and ML-DSA) to ensure security even if one algorithm is compromised.

- The "Quantum-Safe" CE Mark: As the CRA moves toward full application in 2027, "state-of-the-art" requirements will likely include quantum resistance for long-lived devices (e.g., smart meters, industrial controllers).

- Cryptographic Agility: The industry focus is moving beyond just "updating keys." Regulations will increasingly require Crypto-Agility, where systems are designed to swap out entire cryptographic suites via firmware updates without hardware redesigns.

Sovereignty

Since 2025, digital sovereignty has transitioned from a policy discussion to a technical mandate for the global supply chain. Central to this shift is "Geopatriation" – the requirement that the anchors of digital identity, such as Roots of Trust and PKI, must be housed within defined national or geopolitical boundaries. SEALSQ's response to this evolution of the geopolitical landscape and supply strategy is to provide sovereign semiconductor design, test, PKI and Root-of-Trust infrastructures and capabilities, particularly in the US ("Made in USA Strategy") and Europe.

WISeKey International Holding Ltd
Half Year Report 2026

Sovereign Root of Trust (RoT)

The market has moved away from a "universal cloud trust" model. SEALSQ believes that in 2026, the EU Cyber Resilience Act (CRA) and U.S. Executive Order 14028 (via CNSA 2.0) could create a demand for "Local Roots", such as:

- National Trust Anchors: Governments are increasingly mandating that critical infrastructure (energy, defense, healthcare) use Roots of Trust managed on domestic soil. This prevents foreign entities from having the "kill switch" capability to revoke certificates or push unauthorized firmware.

- Quantum Sovereignty: SEALSQ believes a major 2026 trend will be the creation of sovereign post-quantum Roots of Trust. Nations are racing to establish their own PQC-ready trust chains to ensure long-term data "immutability" and protection against future decryption by rival nation-states.

Sovereignty in Manufacturing: Secure Injection



The device digital credentials injection phase (injecting certificates and keys) during manufacturing is now the most sensitive part of the chip supply chain from a sovereignty perspective.

To avoid shipping unprovisioned chips across borders, OEMs are using localized personalization centers. This allows for the injection of Sovereign Identities at the point of assembly, ensuring that a device destined for the U.S. market receives a U.S.-managed identity, while a device for the EU receives an EU-compliant one.

The "Clean Room" Requirement: Manufacturing partners (Foundries and OSATs) are being audited for "Sovereign Compliance." In 2026, "In-Country Injection" mandates are expected to be implemented, where the final cryptographic "birth" of a device must occur within the target market's borders to ensure no third-party interception of primary seeds or keys.

PKI and Digital Autonomy

PKI services are expected to focus on Decoupling and Portability in 2026. This decoupling is achieved through Crypto-Agility and SBOM integration, as detailed below:

- Vendor Lock-in Resistance: Sovereignty now includes the ability to migrate PKI hierarchies without re-tooling hardware. This is achieved through Crypto-Agility, where devices are designed to trust multiple "Sovereign Sub-CAs" that can be rotated as geopolitical alliances shift.

- Supply Chain Attestation (SBOM): Beyond just the key, the PKI is used to sign the Software Bill of Materials (SBOM) during manufacturing. In 2026, a device cannot be "onboarded" to a sovereign network unless its identity is cryptographically tied to a verified, signed list of its software components.

WISeKey International Holding
Half Year Report 2026



Quantum Sovereignty Investments (U.S. Focus)

To accelerate its "Made in USA Strategy" and deliver sovereign quantum capabilities, SEALSQ has deployed capital through the Quantum Fund. Key actions include:

- Strategic investment in EeroQ (December 2025), a U.S.-based quantum chip design house developing scalable electron-on-helium processors.
- Follow-on investment in EeroQ (February 2026) to deepen collaboration.
- A further investment in May 2026, in connection with which SEALSQ committed to act as lead investor in EeroQ's next priced financing round.
- Acquisition of Miraex SA and a controlling interest in the Wecan Group, and lead investment in Quobly's Series A financing, all completed in June 2026.
- Positioning for Vertical integration of post-quantum security with future quantum hardware.
- Quantum Capabilities: Investments target full sovereign quantum ecosystems – from secure post-quantum Roots of Trust to CMOS-compatible quantum processors – enabling end-to-end protection of U.S. critical infrastructure and national trust anchors against geopolitical and quantum risks.

Consortiums & Alliances Standards



In 2026, the IoT landscape is expected to be characterized by unification and sovereignty. Major alliances have shifted from simply defining connectivity to enforcing security standards that align with global regulations like the EU Cyber Resilience Act (CRA). SEALSQ, as an active member within some consortiums like the ones mentioned below is expected to raise awareness on its advanced product offering which complies with these consortiums' standards, identify potential commercial partners in these alliances, and benefit from the marketing efforts deployed by these consortiums and alliances:

Connectivity Standards Alliance (CSA): Matter 1.5 and Beyond

In late 2025 and into 2026, the CSA has solidified Matter 1.5, which expanded the ecosystem into high-impact categories:

- New Device Support: Native integration for security cameras (using WebRTC), smart closures (gates, blinds), and soil sensors.
- Energy Management: Matter now features advanced "Energy Management" clusters, allowing devices to respond to real-time grid carbon intensity and dynamic tariff pricing–a key 2026 trend for sustainability.
- Aliro: The new "Aliro" standard for smart locks has reached maturity, ensuring mobile devices and wearables act as universal digital keys across brands.

WISeKey International Holding
Half Year Report 2026



FIDO Alliance: Passkey Maturity & Digital Credentials

The FIDO Alliance has moved beyond simple login replacement to comprehensive identity wallets:

- CTAP 2.2 / 2.3: The release of CTAP 2.2 has standardized "Hybrid Transport," allowing a passkey on a phone to effortlessly unlock a laptop or IoT terminal.
- Credential Exchange: 2026 will mark the launch of workstreams for Digital Credentials, allowing users to store and share verified IDs (like driver's licenses) using the same phishing-resistant FIDO protocols.

Wi-SUN Alliance: The Smart City Backbone

The Wi-SUN Alliance is dominating the "Field Area Network" (FAN) for utilities and smart cities:

- FAN 1.1 Adoption: 2026 expects the mass rollout of FAN 1.1, which provides higher data rates and lower latency for AMI 2.0 (Advanced Metering Infrastructure).
- Scalability: Wi-SUN mesh networks are expected to be used in 2026 to manage nearly half a million streetlights in single deployments (e.g., Miami and Paris), serving as the communication layer for EV charging and air quality sensors.

TCG & GSMA: The Hardware Trust Anchors



- Trusted Computing Group (TCG): The focus in 2026 is expected to be post-Quantum TPMs. TCG has finalized specifications for TPM 2.0 (version 1.85+) to support ML-KEM and ML-DSA, ensuring that "Measured Boot" remains secure against quantum threats.
- GSMA: The push is for eSIM/iSIM for LPWAN. GSMA's 2026 roadmap focuses on the "SGP.32" specification, which simplifies remote provisioning for constrained IoT devices, removing the need for physical SIM swaps in massive industrial deployments.

ECHONET Consortium

The ECHONET Consortium, primarily dominant in Japan and East Asia, has entered 2026 as a pivotal player in the global "Energy IoT" and "Carbon Neutrality" movements. As of early 2026, the cumulative shipment of ECHONET Lite-certified devices has surpassed 160 million units, driven largely by mandatory smart meter rollouts and air conditioning standards.

To align with global regulations like the EU Cyber Resilience Act, the ECHONET Consortium has introduced new security layers. In late 2025, the Security Function Certification Working Group was established. By 2026, new AIF (Application Interface) certifications require rigorous device authentication to prevent unauthorized grid-scale manipulation. In March 2026, SEALSQ formally joined the ECHONET Consortium as a PKI services provider, offering its INeS platform to consortium members.

4.1.6.2. Key Target Market Trends


Statistic Graph
2026
Jan12
Jan21
27%

TPM Market

In 2026, the Trusted Platform Module (TPM) market is expected to transition from a PC-centric security component to a universal "Hardware Root of Trust" across all connected industries. The global market is valued at approximately $3.35 billion in 2026, maintaining a robust CAGR of over 13%.

The Post-Quantum Cryptography Pivot (PQC)

SEALSQ believes that 2026 is the year of TPM 2.0+. As regulatory mandates like CNSA 2.0 and the European Quantum Act (expected in 2026) take hold, the market is shifting toward quantum-resistant chips including the following:

> Hybrid Implementations: Leading vendors like SEALSQ are shipping TPMs that support hybrid cryptographic suites, combining classical RSA/ECC with ML-KEM and ML-DSA to protect against "Harvest Now, Decrypt Later" threats.

SEALSQ's QVault™: new product categories to be launched commercially before the end of 2026, including the QVault TPM 185 and QVault 409, are specifically designed for industrial and government sectors requiring long-term data protection.computing, where the TPM provides a hardware-verified report of a device's health before it is allowed to access the 2026 "Zero-Trust" enterprise networks.

Secure ASICs Market



The global secure ASIC market is experiencing sustained growth driven by increasing security requirements across critical infrastructures, defense systems, industrial automation, automotive, healthcare, and connected IoT applications, reinforced by quantum computer threats and new regulations such as CNSA2.0 in the US.

Unlike general-purpose microcontrollers or programmable devices, secure ASICs enable the integration of advanced security functions directly into silicon, offering higher performance, lower power consumption, and a reduced attack surface. The rising adoption of hardware-based roots of trust, secure enclaves, and embedded cryptographic accelerators, combined with the need for long product lifecycles and regulatory compliance and needs for highest level of certification, is reinforcing demand for custom and semi-custom secure integrated circuits.

The emergence of post-quantum cryptography requirements is creating a new generation of secure ASIC designs, as customers anticipate future quantum computing threats and seek long-term protection of sensitive data. As a result, secure ASICs are increasingly viewed as a strategic foundation for trusted digital systems in both sovereign and commercial markets.

WISeKey International Holding
Half Year Report 2026



PKI Market

SEALSQ believes that the IoT Device Identity market will reach a critical inflection point in 2026, with the global PKI market projected to be worth approximately $8.48 billion growing at a 20.5% CAGR until 2035. The "identity-first" security model is no longer optional, driven by strict global mandates like the EU's CRA.

In SEALSQ's view, this inflection point is the result of the following trends in the industry:

During Manufacturing: The "Secure Birth" Trend

In 2026, SEALSQ believes that manufacturing PKI will focus on Zero-Touch Provisioning (ZTP) and localized trust anchors given the following industry trends.

Factory-Floor Sovereignty: Manufacturers are increasingly deploying "PKI-in-a-box" solutions (like SEALSQ's INeS Box) to issue unique digital birth certificates locally. This prevents "gray market" overproduction and ensures keys never leave the secure boundary of the factory.

Supply Chain Attestation: There is an industry-wide surge in the use of Software Bill of Materials (SBOM) signing. PKI is used to cryptographically sign not just the firmware, but the entire build manifest at the point of origin, ensuring end-to-end integrity before the device even leaves the factory.

WISeKey International Holding
Half Year Report 2026



During Lifecycle: Automation or Outage

Beyond the "Secure Birth" at the manufacturing stage, 2026 is expected to be defined by the Shortened Certificate Lifespan challenge. The following factors are viewed as drivers for this challenge:

The 200-Day Standard: With public TLS (Transport Layer Security) lifespans dropping to 200 days in early 2026 (and heading toward 45 days in 2029), manual certificate management has become a liability. Automated Certificate Lifecycle Management (CLM) is now the market standard for IoT fleets.

Post-Quantum Readiness: 2026 market leaders are expected to shift toward Hybrid PKI. Devices are being provisioned with dual-signature certificates (Classical + PQC) to ensure they remain reachable as networks begin enforcing quantum-resistant handshakes.

Provisioning & Test Services Market

The market for Provisioning and Wafer Test services (OSAT) is shifting from a standard high-volume manufacturing step to a critical security and reliability bottleneck. This shift consists of the following:

Security-by-Design & "Zero-Touch" Provisioning: OSATs are no longer just testing electrical signals; they are increasingly responsible for Secure Provisioning. This involves injecting unique device identities (keys/certificates) into Secure Elements or TPMs at the wafer level.

Regulatory Compliance (CRA & NIST): New regulations like the EU Cyber Resilience Act (CRA) are forcing OEMs to prove the integrity of their chips. This drives demand for OSATs to provide an "Identity Birth Certificate" for every chip, often linked to an SBOM (Software Bill of Materials) signed at the factory.

Security provisioning is the critical industrial process of injecting unique cryptographic "birth identities"—such as private keys and X.509 digital certificates—into semiconductor chips or electronic boards during the manufacturing phase. By using a Hardware Security Module (HSM) to manage these secrets within the factory, manufacturers ensure that every device leaves the assembly line with a hardware-anchored Root of Trust that cannot be duplicated or extracted. This process is essential for preventing counterfeiting, ensuring secure boot, and enabling "Zero-Touch" onboarding, where a device can automatically and securely connect to a cloud platform the moment it is powered on for the first time.

4.1.7. Competitive Landscape

SEALSQ stands out with its value proposition as unique player capable to play on three different and very specialized markets: Hardware embedded security, custom IC design services (IC'Alps), and Trust services. SEALSQ achieves a distinctive positioning on each market as illustrated below.

4.1.7.1. Embedded Security (Semiconductors & Firmware)



Competition Mapping on Embedded Security
(Software & Hardware)
Embedded Security Provider
IP, Software Security (Trust Zone & TEE)
Hardware with certified Lab (TPM, SE)
Broadliner Chip Maker
wolfSSL
OpenSSL
maxim integrated
SEAL SQ
ARM
MICROCHIP
nuvoTon
infineon
NXP
ST
1
2
3

Custom Semiconductor Design Services



CC EAL certifications and associated product
On-demand IP / Chiplet
ASSP / ASIC
From Software
From EAL2+
EAL4+
To EAL7 certification
SEAL SQ
THALES
AUSTRIACARD
nuvoTon
IDEMIA
Panasonic
SAMSUNG
infineon
NXP
AtoS
PRIMX
IDQ
From ANSSI CC certified Catalog – March 26


Competition Mapping on Trust Services
IoT Device Identity Provider
DEVICE AUTHORITY
KEYFACTOR
aws
KUDELSKI IoT THINGS
SEAL SQ
intertrust
THALES
HID
1
digicert
Pure Software Players
Legacy (Public CA & PKI)
VENAFI
appviewX
nexus
Atos
2
GlobalSign
3
ENTRUST
4
SECTIGO
Broadliner (Corporate / User / Device)

4.1.8. Go to Market Strategy & Product/Services Roadmap

4.1.8.1. Go to Market Strategy



SEALSQ's expertise spans the full hardware spectrum, including standard chips, custom chip design, and security IP and secure enclaves. This positioning has been further strengthened by the acquisition of IC'Alps in France, integrated in May 2026, which brings SEALSQ critical ASIC and custom chip design capabilities. In the first half of 2026 SEALSQ accelerated the industrialization of this positioning through a series of strategic go-to-market partnerships: a collaboration with Lattice Semiconductor combining the QS7001 secure element and QVault TPM with Lattice's FPGA platforms to deliver a converging security architecture for robots, drones, industrial IoT and smart infrastructure; and, after the period end, a strategic memorandum of understanding with GlobalFoundries structured around the industrialization of SEALSQ's next-generation Quantum Shield secure integrated circuit on GlobalFoundries' CMOS process technology, the co-development of pre-certified post-quantum security IP and chiplet hardware security module building blocks, and the joint exploration of cryogenic CMOS technologies for quantum computing systems.

SEALSQ is uniquely positioned to execute a three-phase quantum product roadmap that begins in the short term with the commercialization of the first post-quantum cryptography (PQC) standard chip on the market—the QS7001, which was launched in Q4 2025. This roadmap continues in the mid-term with the development of custom integrated circuit solutions, the QASIC (Quantum ASIC – Application-Specific Integrated Circuit), and related security IP offerings. In the long term, SEALSQ aims to provide secure system solutions for next-generation architectures, including chiplet-based Hardware Security Modules (CHSMs) tightly coupled with pre-certified secure enclaves and security IP integrated into larger chips.

SEALSQ's positioning is differentiated by internally developed security and PQC IP and by its ability to achieve the highest levels of hardware certification, including Common Criteria EAL5+.

WISeKey International Holding
Half Year Report 2026

The QASIC initiative will form a cornerstone of SEALSQ's roadmap for post-quantum Hardware Security Modules (HSMs) and secure microcontrollers used in critical infrastructures, defense systems, IoT devices, and AI applications.

Building on these capabilities, SEALSQ has set out a comprehensive automotive post-quantum roadmap, drawing on SEALSQ ASIC Design Services to deliver tailor-made, safe and secure automotive silicon with post-quantum cryptography designed in from the architecture up, at every level of the vehicle: automotive Trusted Platform Modules, secure microcontrollers, licensable Hardware Security Module IP, chiplet-based Hardware Security Modules, and fully custom Quantum-Resistant ASICs. The offering is engineered for functional safety and cybersecurity standards including ISO 26262, ISO/SAE 21434 and UNECE R155, addressing the fifteen-to-twenty-year security lifetime that connected vehicles demand.

In April 2026, SEALSQ unveiled its Quantum Vertical Stack, a seven-layer architecture running from the silicon Root of Trust through post-quantum cryptography, quantum hardware (EeroQ, Quobly) and photonic interconnect (Miraex) to distributed quantum computing and the Quantum Spatial Orbital Cloud, to be formally presented at SEALSQ Quantum Day in the third quarter of 2026.



4.1.8.2. Product & Hardware Design Roadmap



Short Term

In the short term, SEALSQ will commercialize its existing QS7001 platform (PQC hardware platform only) and/or the QVault TPM (PQC hardware and software-compliant platform). These solutions will be offered either as discrete packaged integrated circuits to be integrated by customers onto their printed circuit boards (PCBs), or as bare die to be integrated directly into customer System-in-Package (SiP) solutions.

Mid Term

In the mid-term, SEALSQ plans to develop a custom integrated circuit embedding post-quantum cryptography secure elements, targeting certifications including FIPS 140-3, Common Criteria, and relevant governmental or agency approvals. Under the preferred operating model, which remains to be validated, SEALSQ would provide a secure hard macro, while a strategic partner would integrate and commercialize the final integrated circuit.

Long Term

In the long term, SEALSQ aims to co-develop a next-generation platform combining a chiplet-based Hardware Security Module (CHSM), a companion secure enclave, and integrated trusted services, addressing the security requirements of future system architectures.

Finally, in SEALSQ's model, like other secure chip manufacturers, a critical additional step is the injection of keys and certificates, performed either at the wafer level or after packaging. This Test & Personalization (or provisioning) process embeds credentials such as identities, cryptographic keys, and certificates directly into the chip, enabling trusted security features and making the hardware ready for secure deployment. Test and Personalization Center projects are underway in Europe (Murcia, Spain) and India (Sanand, Gujarat).

4.1.8.3. Trust Services Roadmap

Personalization & Test

The global semiconductor supply crisis of 2022-2023, combined with increasing geopolitical instability, exposed two structural vulnerabilities in the global economy:

- **The critical dependence of all major industries on semiconductors**, with widespread supply disruptions affecting automotive, consumer electronics, network infrastructure, industrial equipment, and defense-related systems. Much like oil, semiconductors are foundational to modern industrial production.

- **A high level of geostrategic concentration**, with semiconductor manufacturing and processing largely dependent on a limited number of countries, primarily in Southeast Asia, creating systemic supply and security risks.

WISeKey International Holding
Half Year Report 2026



At the same time, the rapid evolution of cyber threats—particularly the emergence of quantum computing—represents a paradigm shift in digital security. It is expected that quantum computers will be capable of breaking current cryptographic standards within seconds. In response, regulators in Europe (through the CRA) and the United States (e.g., CNSA 2.0 & EO 14144) are mandating the adoption of **post-quantum cryptography** starting in 2027 for all systems related to national security, a scope that effectively extends to most connected and embedded systems.

SEALSQ's Roadmap responds to these challenges:

To address both supply-chain sovereignty and next-generation cybersecurity, SEALSQ's strategy is to build **regional semiconductor hubs**, in partnership with local industrial and institutional players, integrating three high-value segments of the semiconductor value chain:

- **Custom, post-quantum enabled microcontroller design**, the root of trust of electronic systems, including the engineering required for industrial-scale production.
- **Testing**, ensuring that every microcontroller is individually validated before customer delivery.
- **Secure provisioning (personalization)**, where software, cryptographic material, and unique digital identities are embedded into each chip.

Provisioning is becoming a decisive strategic differentiator. In regulated markets such as automotive, national identity, and IoT across industrial sectors, government authorities increasingly require each semiconductor to embed a **tamper-proof digital identity** to protect against cyberattacks and counterfeiting.

After having signed and kicked-off the first regional semiconductor hubs in Murcia – Spain, and building on this foundation, SEALSQ is actively engaging with partners to establish two additional Custom Design, Test, and Personalization hubs in 2026, one in the United States and one in Asia, further expanding its global footprint and reinforcing its leadership in post-quantum semiconductor security.

RoT & PKI services

SEALSQ's strategic roadmap is built on 4 phases: Phase 1 was implemented in 2025, with the other phases in progress:

Phase 1: High-Assurance Device Identity (Foundation)

The focus was to establish in 2025 the hardware-backed root of trust consisting of the following.



- Automated Enrollment: Deploy EST (Enrollment over Secure Transport) or CMPv2 protocols via INES APIs to eliminate manual certificate injection and enable "Zero-Touch" onboarding.

- Cloud-to-Edge Bridge: Integrate INeS with IoT Hubs (AWS IoT, Azure IoT, or private MQTT brokers) to ensure the device identity is the primary key for all telemetry data.

Phase 2: Post-Quantum Readiness & Crypto-Agility

The focus started in 2025 and will continue in 2026 around future-proofing the infrastructure against quantum computing threats expected to consist of the following.

- Hybrid PKI Deployment: Start issuing "hybrid" certificates through INeS, containing both classical (ECC/RSA) and Post-Quantum Cryptography (PQC) signatures (e.g., ML-DSA/Dilithium).

- Algorithm Rollover: Test the ability of your IoT fleet to handle larger PQC keys and signatures without bricking legacy hardware.

- HSM Migration: Ensure the HSMs connected to INES are firmware-upgraded to support FIPS-certified PQC algorithms.

Phase 3: Supply Chain Security & SBOM Integration



The focus started in 2025 and with new developments anticipated in 2026, is to link "who the device is" with "what the device is running." This integration is expected to involve the following:

- Signed SBOMs: Implement a workflow where every software build generates an SBOM. This SBOM must be digitally signed using the INES Code Signing service (backed by HSMs).

- Immutable Manifests: Store the hash of the signed SBOM on-chain or in a secure ledger, indexed by the device's PKI serial number.

- Vulnerability Mapping: Use the SBOM to proactively notify the PKI manager if a device identity should be suspended because its software version contains a critical CVE.

WISeKey International Holding
Half Year Report 2026



Phase 4: Extended Trust Services (The "Digital Twin" of Trust)

The objective is to move beyond authentication to verifiable assertions and will require clarifying requirements, initiating prototypes before development. This objective is based on the following:

- Verifiable Credentials (VCs): Transition from simple X.509 certificates to VCs for device attributes (e.g., "This device is certified for medical use" or "This device is owned by Company X").

- Dynamic Trust Scores: Implement a system where a device's "Trust Level" is calculated based on its PKI validity + its current SBOM integrity + its behavioral analysis.

- Cross-Domain Federation: Use INeS to allow your IoT devices to be recognized by partner ecosystems (Interoperability) using standardized trust lists.

Roadmap includes also a Key Management System (KMS), to enable a shift from a purely "identity-focused" view (PKI) to a "secret-focused" view. While the PKI handles certificates (Public Trust), the KMS manages the operational keys (Symmetric keys, API keys, and App-level secrets) that make the IoT ecosystem functional.

4.1.9. Acquisition Strategy

SEALSQ's acquisition and investment strategy is designed to reinforce its position across secure semiconductors, post-quantum cryptography, and trusted digital infrastructure. As part of this strategy, in February 2025, SEALSQ announced the launch of its Quantum Fund, now presented as the SEALQuantum Sovereign Vertical Stack, with an initial allocation of $20 million assigned to invest in pioneering startups specializing in quantum computing, Quantum-as-a-Service (QaaS) and AI-driven semiconductor technologies. It has evolved to a total allocation of $200 million to invest as of March 25, 2026, of which more than $65 million had been deployed as of June 30, 2026 across IC'Alps, Miraex, Quobly, Quantix Edge Security, ColibriTD, EeroQ, WISeSat and the Wecan Group, with a goal to accelerate the development of a fully integrated Quantum Vertical Sovereign Stack: an end-to-end Root to Qubit ecosystem that ensures technological independence, security and resilience in the Quantum era.

SEALSQ actively evaluates acquisition opportunities across the following 8 complementary strategic categories, each aligned with its long-term technology roadmap and platform-driven growth strategy.

1. Design Houses or IP Providers (PQC / Embedded Security)

SEALSQ targets ASIC, SoC, chiplet design houses, and security IP providers to expand its post-quantum hardware portfolio and replicate the IC'Alps integration model, with a strong preference for US-based assets.

WISeKey International Holding
Half Year Report 2026



2. Embedded Software and Security-Centric Operating Systems

Acquisitions in this category aim to complement SEALSQ's secure hardware with embedded operating systems and secure execution environments, enabling platform openness and third-party integration.

3. Cryptography Software

SEALSQ evaluates PQC software providers to enable hybrid deployments on non-PQC hardware and broaden its coverage across software-based and mixed post-quantum implementations.

4. AI for Security or Security for AI

This direction focuses on technologies leveraging AI to enhance hardware security or providing hardware-based trust to protect AI models and workloads.

5. Post-Silicon Services (Test and Personalization)

Targets include secure test, provisioning, and cryptographic personalization capabilities that support industrial-scale deployment of secure semiconductors.

6. Security Services and Transaction-Based Trust Solutions

SEALSQ seeks service platforms for post-quantum-ready key management, device onboarding, credential lifecycle management, and secure transactions to support recurring revenue models.

7. Certification, Attack, and Compliance Services

This category addresses certification labs, attack labs, and compliance-as-a-service providers that accelerate alignment with evolving security and post-quantum standards.

8. Quantum Computing Ecosystem

SEALSQ selectively engages with quantum hardware and software players to co-validate its post-quantum platforms and prepare for future quantum-era compatibility. SEALSQ prioritizes targets located in Europe or North America, with clear strategic alignment to its secure semiconductor and post-quantum roadmap as well as quantum ambition. Preferred companies demonstrate differentiated technology or IP, experienced teams, and commercially validated solutions, with a focus on disciplined integration and long-term value creation.

WISeKey International Holding
Half Year Report 2026

4.2. WISeSat, Our Secure Space Infrastructure Vertical

Secure satellite infrastructure and post-quantum technologies are intended to support trusted communications and related space-based services.

4.2.1. Background and Vision



WISeSat is WISeKey's space technology business focused on the development of secure satellite infrastructure and related space-based services. During 2025, WISeSat continued its satellite-related development activities through industrial and institutional partnerships, combining satellite connectivity, secure communications, digital identity, and post-quantum security technologies.

Historically, WISeSat's proposition was centered on secure satellite-enabled IoT connectivity for remote and difficult-to-serve environments. That positioning remains relevant for certain applications. From the end of 2025 through 2026, WISeSat evolved its positioning toward a broader role: supporting secure orbital infrastructure for sovereign, defense, critical-infrastructure and other security-sensitive applications, including support for SEALSQ's planned Quantum Spatial Orbital Cloud ("**QSOC**") roadmap. On May 5, 2026, WISeSat set out this repositioning explicitly, presenting itself as a European quantum-secure space technology company.

In this context, WISeSat is increasingly positioning itself as a space-infrastructure platform, rather than primarily a satellite-enabled IoT connectivity provider. WISeSat's planned space infrastructure is intended to support secure communications, authentication, digital trust and selected data and transaction services from orbit. WISeSat continues to support secure IoT and device-to-device connectivity, which remain relevant application layers within its model.

This strategic evolution is reflected in WISeSat's alignment with SEALSQ's post-quantum semiconductor and security stack and its planned support for the QSOC roadmap. The QSOC is intended to become a secure, satellite-native orbital architecture under which WISeSat would provide satellite capacity and related space and ground infrastructure, while SEALSQ would use that capacity to support the development and delivery of selected QSOC-related services using its quantum, post-quantum, secure semiconductor and trusted identity technologies. As the program develops, future platform generations may support a wider range of capabilities, including secure communications, post-quantum cryptographic services, digital identity and trust infrastructure, direct-to-device connectivity, selected sensing functions, onboard processing and other sovereign digital infrastructure services.



SEALSQ's contemplated commercial model with WISeSat is expected to be based on a right of use over specified capacity in an initial tranche of 12 satellites to be launched over an expected two-year period beginning in 2027, for use in SEALSQ's QSOC initiative, together with related operational support services. Under the anticipated structure, WISeSat would retain ownership or primary interest in the relevant satellites and associated space and ground segment infrastructure, and would remain responsible for launch coordination, in-orbit testing, constellation operations, ground-segment management, and related support activities. SEALSQ would not acquire ownership of the satellites, but would obtain dedicated capacity to support the development and delivery of selected QSOC-related services using its quantum, post-quantum, secure semiconductor and trusted identity technologies.

The QSOC roadmap contemplates a constellation of up to 100 satellites intended to support quantum key distribution (QKD), quantum random number generation (QRNG), post-quantum identity and other secure communications services. The roadmap contemplates deploying satellites incrementally from 2027 through full operational capability (FOC) in 2033.

The QSOC initiative continued to develop in the first half of 2026. Following the announcement of the Quantum Spatial Orbital Cloud roadmap in March, SEALSQ and WISeSat showcased the program at World Quantum Day and set out its deployment roadmap: the first dedicated QSOC satellite is planned to launch aboard a SpaceX mission in 2027, building on 21 LEO satellites launched through partner-operated missions, with the first 12-satellite phase expected to be operational by 2028 and up to 100 satellites targeted by full operational capability in 2033. SEALSQ also identified potential applications for QSOC in orbital data centers, including the use of the hardware root of trust for secure space-based AI and data processing.

The planned constellation would be intended to support secure post-quantum transactions using tokens developed by SEALCOIN AG. A satellite launched through a partner-operated mission in June 2025 included a proof-of-concept intended to support continued testing of autonomous machine-to-machine transactions, secured by SEALSQ's secure semiconductor technology.

The contemplated arrangement for the QSOC initiative between SEALSQ and WISeSat is expected to be documented in one or more definitive agreements, including a right-of-use arrangement and related operational or services agreements setting out the applicable capacity, specifications, performance standards, SEALSQ service requirements, responsibilities and commercial terms. These specifications and agreements have not yet been finalized. There can be no assurance that the contemplated arrangements, documentation, technical roadmap, service model or commercial deployment will be completed on the terms currently anticipated, within the expected timeframe, or at all.



WISeSat's objective is therefore to build a secure and scalable European-rooted space-infrastructure platform capable of addressing both sovereign and commercial use cases, while maintaining a strong emphasis on cybersecurity, resilience, trusted identity and Swiss-rooted governance.

WISeKey's investment in FOSSA in 2021 helped establish the initial technical and operational foundations of WISeSat. Building on that base, and in alignment with the Group's broader capabilities in cybersecurity, semiconductors and post-quantum technologies, WISeSat is now pursuing a more differentiated position in secure space infrastructure.

On November 9, 2025, WISeSat entered into a definitive business combination agreement with Columbus Acquisition Corp. ("CAC"), a Nasdaq-listed special purpose acquisition company, under which WISeSat is expected to become part of a Nasdaq-listed group. In 2026, WISeSat.Space Holdings Corp. ("Pubco") filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (Registration No. 333-296969) that was declared effective on August 13, 2026, to register the shares to be issued in the transaction. The related proxy statement/prospectus dated August 19, 2026 was filed and distributed to CAC shareholders.

On completion of the business combination, each of WISeSat and CAC would become wholly owned subsidiaries of Pubco. Pubco may also do business under the d/b/a. SpaceAIQ. Subject to approval of its listing application, Pubco's ordinary shares are expected to trade on Nasdaq, under the symbol "SAIQ" on consummation of the business combination. Completion remains subject to approval by CAC shareholders, Nasdaq listing approval and the other conditions in the business combination agreement.

4.2.2. WISeSat's platform, capabilities and ecosystem



WISeSat's platform is designed to combine three main elements: orbital assets, ground infrastructure and an integrated security layer.

At the orbital level, WISeSat has to date secured access to nanosatellite capabilities through a combination of strategic investments and industrial partnerships, with 21 satellites launched through partner-operated missions. Under the QSOC roadmap, WISeSat would be intended to act as owner and operator of the space segment, designing, procuring, launching and operating the satellites and running the associated ground segment, frequency licences and mission control. These partner-operated missions have supported secure IoT, telemetry, proof-of-concept device-to-device connectivity, and the continued testing of cybersecurity and transaction-related payloads in orbit. During 2025, WISeSat continued to work with access to existing LEO assets while preparing for the next phase of constellation development.

At the ground level, WISeSat intends to expand its operating footprint through dedicated antenna and ground-segment infrastructure, including in Switzerland and other geographies under consideration. This ground capability is an important element of WISeSat's long-term model, as any scaled constellation strategy requires not only orbital assets but also secure command, control, monitoring and data-management infrastructure.



At the security layer, WISeSat benefits from the broader WISeKey and SEALSQ ecosystem, including Root of Trust, PKI, secure authentication, and post-quantum cryptographic technologies. This allows WISeSat to position its space activities within a differentiated trust architecture rather than as a pure connectivity offering. During 2025, this integration also extended into proof-of-concept work around tokenised transactions and secure digital interaction from orbit.

WISeSat's ecosystem strategy is intended to accelerate deployment while reducing execution risk. Rather than relying solely on a vertically built constellation from day one, WISeSat has pursued partnerships and access arrangements that provide access to satellite capabilities, diversified launch options and industrial flexibility. These relationships also support the gradual transition from current nanosatellite-based activities toward larger and more capable future platforms.




Secure end-to-end Encryption / IoT communication
1 The distributed sensors collect and encrypt the data with a secret key that only the client knows.
2 This encrypted data is sent to the satellite, where it is received and routed automatically to the ground station.
3 The ground station receives the encrypted data, and sends it to the network server.
4 The network server can decrypt the content and show the data for analysis.

4.2.3. Commercial positioning and application areas



WISeSat's commercial positioning is centered on security-sensitive and infrastructure-oriented use cases where trust, resilience, sovereignty and remote access are key requirements

WISeSat sees the most relevant longer-term applications in the following areas:

1- Sovereign and defense communications

Secure communications, resilience against disruption, trusted device authentication and independent access to orbital infrastructure are increasingly important for defense and national-security stakeholders. WISeSat's activities with the Swiss Armed Forces and its broader strategic orientation have reinforced this positioning.

A government or defence customer operating in remote or degraded environments may require resilient communications that do not depend solely on terrestrial networks. In such a scenario, WISeSat's future satellite infrastructure could support secure field communications, trusted device authentication and resilient connectivity between deployed teams, command functions and mission-support systems.

WISeSat's role would be to provide the orbital and ground infrastructure layer, while the broader WISeKey and SEALSQ ecosystem could contribute trusted identity, secure elements and post-quantum cryptographic protection. This type of potential use case reflects WISeSat's strategic focus on sovereign and security-sensitive communications rather than mass-market connectivity.



2- Critical Infrastructure and Industrial Systems

Selected industrial use cases remain relevant where terrestrial connectivity is limited or unavailable and where secure identification, authentication and data integrity are important. These may include infrastructure monitoring, remote asset supervision and mission-critical field communications.

Operators of critical infrastructure, such as energy, transport or other remote industrial assets, may require secure telemetry and authenticated communications in locations where terrestrial coverage is limited, intermittent or unavailable. In such cases, WISeSat's planned space-based infrastructure could support the secure transmission of field data, equipment status and alerts from remote assets back to authorized control environments. The value proposition in this scenario is not limited to connectivity. It also includes device authentication, data integrity and trusted communications for infrastructure where resilience and cybersecurity are increasingly important.

3- Secure device-to-device and field communications



WISeSat sees growing relevance in secure communications devices and hybrid architectures combining existing constellations with Swiss-rooted security and cryptographic layers. This is particularly relevant for government, security-force and enterprise environments requiring resilient non-terrestrial communications.

WISeSat is exploring a user-segment concept involving a pocket-sized communication device designed to connect through non-terrestrial networks while embedding Swiss-rooted security and post-quantum cryptographic technologies. Such a device could be used by enterprises, governments or security users requiring mobile communications outside conventional coverage areas.

This type of architecture could combine existing constellation access with a secure cryptographic layer at the device level, while preparing for later integration with WISeSat's planned future constellation infrastructure. It is intended as a practical bridge between today's addressable market needs and WISeSat's longer-term orbital infrastructure strategy.

4- Digital trust, authentication and transaction services from orbit

WISeSat's integration with the broader WISeKey, SEALSQ, and SEALCOIN ecosystem may support authenticated machine-to-machine communication, secure digital identity, and select tokenized transaction applications—all transaction use cases supported by space-based infrastructure.

In certain environments, connected devices must do more than exchange data, and support automated machine-to-machine transactions. In this type of scenario, WISeSat's planned orbital infrastructure could provide a secure space-based layer supporting authenticated digital interaction between devices, sensors or connected assets.

Combined with the broader WISeKey, SEALSQ and SEALCOIN ecosystem, such a use case may extend beyond communications into trusted identity, secure transaction validation and selected tokenised service models. This remains an early-stage proof-of-concept area and is not currently WISeSat's principal commercial business.



5- European and Swiss New Space ecosystem enablement

Over time, WISeSat also intends to serve as a modular in-orbit platform through which selected third-party technologies, subsystems or payloads may gain flight heritage and support continued in-orbit testing and validation. This role may become relevant as WISeSat progresses toward larger future platforms under the QSOC roadmap.

As WISeSat develops more capable future platforms, it intends to create opportunities for selected third-party technologies, subsystems or payloads to be tested and validated in orbit. In this scenario, WISeSat would act as a modular in-flight platform through which emerging Swiss space companies could gain flight heritage, support their development activities and conduct continued in-orbit testing and validation.

This use case supports WISeSat's ambition not only to build its own infrastructure, but also to contribute to a broader Swiss and European New Space ecosystem around sovereign and secure space capabilities.

6- Selected IoT and D2D Connectivity Applications

Although WISeSat no longer presents itself principally through broad consumer or utility-style Verticals, selected IoT and D2D applications remain part of its addressable market where they require secure connectivity, trusted identity and remote access. Such applications may include telemetry from remote assets, authenticated device messaging, and connectivity in locations where terrestrial networks are unavailable, unreliable or insufficiently secure.

These applications are not expected to be limited to commodity connectivity. WISeSat's focus is on use cases where the security, identity and resilience characteristics of its platform are material to the customer's requirements.

Developments in the first half of 2026



Phase and Planned Next-Generation Mission

QSOC Roadmap and SEALSQ Capacity Arrangement

On March 18, 2026, WISeKey announced that WISeSat and SEALSQ intend to collaborate on the development of the Quantum Spatial Orbital Cloud, or QSOC, roadmap. QSOC is expected to be a SEALSQ-owned quantum and post-quantum service roadmap that may use WISeSat satellite infrastructure as part of a future orbital layer for quantum key distribution, quantum random number generation, post-quantum identity and other secure communications services.

SEALSQ's contemplated commercial model with WISeSat is expected to be based on an anticipated right of use for capacity in an initial 12 satellites to be launched over an expected two-year period beginning in 2027. Under this structure, WISeSat would retain legal ownership or primary interest and operational control of the satellites, including the related space and ground-segment infrastructure, and would remain responsible for operating the constellation and providing the associated infrastructure services.



SEALSQ would secure dedicated capacity for its QSOC initiative and would use that capacity to further develop and deliver its planned quantum-secure service layer. The contemplated arrangement is expected to be documented through definitive right-of-use and service agreements, which have not yet been finalized.

Completion of Swiss Space Command Pilot, on April 13, 2026, WISeKey announced that WISeSat, SEALSQ and the Space Command of the Swiss Armed Forces had completed a pilot phase in their strategic partnership. The collaboration, which was initiated in 2022 and further strengthened in 2024, focused on evaluating technical and operational building blocks relevant to a future Swiss sovereign and quantum-resilient space communications infrastructure.

During the pilot phase, WISeSat, SEALSQ and their partners conducted satellite missions, payload integration work and secure communications testing designed to assess architecture options, operational concepts and future government and defense use cases. Building on the results of this pilot phase, WISeSat is preparing a next-generation mission, currently planned for launch in the fourth quarter of 2026. The new platform is intended to provide greater payload flexibility, longer mission endurance and broader application potential for secure communications and other sovereign space-infrastructure uses.

Strategic Positioning of WISeSat

On May 5, 2026, WISeKey announced an update to the strategic positioning of WISeSat, from its initial secure satellite communications pilot missions toward “WISE Space Advanced Technologies,” a European quantum-secure space-technology business. This update reflects WISeSat’s planned transition from pilot missions and technical validation activities toward a broader secure space-infrastructure platform aligned with SEALSQ’s post-quantum semiconductor and security stack.

As part of this update, WISeKey stated that WISeSat had supported its early satellite-related development activities through 21 LEO satellites launched through partner-operated missions that supported continued pilot testing, technical validation and flight-heritage program. These prior missions formed part of WISeSat’s pilot and validation phase and are distinct from the planned next-generation satellite program. WISeSat is now preparing the transition toward larger and more capable platforms, including a next-generation satellite infrastructure intended to support post-quantum secure communications and future QSOC deployment phases.

4.3 WISe.ART, Our Secure Fine Art and Luxury Marketplace

A fully-fledged digital asset marketplace leveraging NFT technology, designed to connect major players in the arts industry.

i. Overview



During 2026, WISe.ART continued to develop its role as a platform connecting artists, collectors and cultural institutions with trusted digital technology. Its principal activities were the continued development of the marketplace, the addition of artists and digital works, and the expansion of its approach to certifying the relationship between physical assets and their digital counterparts.

WISe.ART's longer term objective is to move beyond the sale of digital art. The platform aims to help authenticate physical and digital assets, preserve their provenance, and support new ways to present and transact them. The planned integration of the QAIT token into a broader digital transaction model forms part of the roadmap for 2027 onward.

ii. About WISe.ART

WISe.ART is a comprehensive multi-blockchain secured marketplace that connects artists, collectors, cultural institutions and other participants across the fine arts and luxury industry.

WISe.ART aims to revolutionize the art world by combining cutting-edge technology with the timeless beauty of artistic expression.



Key features of WISe.ART

- Digital Certificates of Authenticity (NFTs): WISe.ART's unique concept of a digital certificate of authenticity represented as a non-fungible token (NFT). These NFTs live forever on the blockchain, unchanged and unchallengeable, serving as proof of the buyer's ownership of a specific piece of art.

- Authenticated and Signed Digital Assets: WISe.ART ensures that each digital asset is authenticated and signed, creating an irreversible link to the physical object. This process provides proof of ownership, provenance, and contracts outlining future use and monetization streams.

- Linking Digital Assets to Physical Objects: The NFTs not only represent the digital asset but also link it irreversibly to a physical object, enhancing transparency and trust in the art market and the UNHNI community. This offer is growing globally throughout the Web 3.0 community. With its V3 we are now able to offer immediate tokenization of proof of ownership certification for every physical asset. We believe to be the first to offer this service to potential collectors.

- WISe.ART's innovative IoT pending developments ensure that we are currently writing a unique luxury lifestyle AI language for ultra-high-net-worth individuals ("UHNWI") to privately consolidate dreams, needs and ideas into a personalized intelligent agent for convenience and security.

iii. WISe.ART User base



WISe.ART is accessible to a diverse audience within the arts and luxury industry. Key groups that could benefit from using WISe.ART include:

- **Artists and Creators:** WISe.ART provides a user-friendly anonymous platform for artists and creators to showcase their work, create digital certificates of authenticity (NFTs), and link their digital assets to physical objects. Artists can leverage this technology to protect their intellectual property and establish provenance.

- **Collectors and Buyers:** Art collectors and buyers can use WISe.ART to verify the veracity of the artworks they acquire. The NFTs serve as irrefutable proof of ownership and can enhance the value of their collections over time.

- **Galleries and Museums:** Institutions in the art world can collaborate with WISe.ART to tokenize their collections, create NFTs for artworks, and ensure transparency in transactions. This technology can revolutionize how galleries and museums manage and display art.

- **Auction Houses and Dealers:** Auction houses and dealers can integrate WISe.ART into their processes to verify provenance and track artworks. The secure NFTs provide peace of mind to both sellers and buyers during auctions and sales.

- **Logistics and Insurance Companies:** By using digitalized certification, responsibility can be spread evenly as items can be tagged and recognized with a simple scan. Collected Data about each piece can be processed, and the information cannot be altered nor tampered with.

- **Art Enthusiasts and Curators:** Anyone passionate about art can explore WISe.ART's marketplace, discover new artists, and engage with the art community. Curators can curate digital exhibitions and promote emerging talents. The community, which continues to grow on social media, allows multiple protagonists to exchange and interact, building a more stable way of collecting art.

iv. Platform technology and artist participation



During 2026, WISe.ART continued to enhance its platform's security, accessibility, and digital asset presentation capabilities, building on the WISe.ART 3.0 release launched in May 2025. That release redesigned the platform for desktop and mobile devices, added support for digital wallet connections and compatible NFT imports, introduced tools enabling artists to define royalties and usage rights, and offered payment options that allow collectors to purchase works without first acquiring cryptocurrency. Together, these features provide the foundation for expanding artist participation and growing the platform's catalog of digital artworks.

The platform accommodates work created in digital formats as well as digital representations associated with physical art. This range allows established artists to explore new forms of presentation while giving digital creators a venue to exhibit and distribute their work. WISe.ART's development during the year focused on making that connection more useful to artists, institutions and collectors.

A significant technology milestone was announced in June 2026, when WISeKey reported that the Group had received a European patent covering its "Back-to-Physical" NFT technology. The approach provides a way to associate a digital certificate with a secure semiconductor linked to a physical object. For WISe.ART, it offers a potential basis for stronger authentication and provenance records for physical artworks and their digital counterparts. The announcement also described a digital product passport concept capable of carrying information such as creation details, ownership history, exhibition records, and transfer documents.

v. Connecting traditional art with digital twins



A central strategic activity in 2026 was developing WISe.ART's digital twin concept. In this context, a digital twin is a digital representation associated with an identifiable physical artwork or other assets. WISe.ART's objective is to make that association trustworthy: the digital record should help establish what the physical object is, how it has been represented, and how its provenance can be checked over time.

This approach is intended to connect traditional art and cultural heritage with new digital forms. A physical work could be presented to a wider audience through its digital representation while retaining a verifiable link to the original. The same underlying certification model could eventually serve other categories of valuable physical assets. WISe.ART is developing this broader use case as a direction for the platform; individual certification and transaction services will depend on further technical and commercial implementation.

vi. International promotion and the ProArte relationship

WISe.ART continued to develop its relationship with ProArte y Cultura as part of its international promotion strategy. The collaboration brings together an established network of artists and cultural patrons with WISe.ART's tools for presenting and authenticating digital work.

The relationship has a record of joint activity. WISe.ART and ProArte y Cultura organized the Mayte Spínola Gold Medals at the Nasdaq MarketSite in New York on April 1, 2024. The awards recognized contributions across art and other fields, including education and philanthropy. During 2026, WISe.ART's strategy remained to build on this relationship through events and awards that give visibility to leading artists and foundations, including those using art to advance sustainability and inclusion.

vii. Artist visibility on the Nasdaq Tower



WISe.ART has also used the Nasdaq Tower in Times Square to bring artists and creative projects to a wider public audience. WISeKey's media archive includes displays devoted to WISe.ART artists and artist awards, alongside presentations connected to the Mayte Spínola Gold Medals. These displays have given participating artists visibility outside conventional galleries and demonstrated how the platform can connect cultural promotion with digital distribution;

examples include the presentation of artist Pedro Sandoval's WISe.ART NFT collections on the Tower screens in 2022 and the display of an NFT associated with the film Libres in 2023.

viii. QAIT and the roadmap from 2027

WISe.ART's next stage is to develop a model in which certified digital twins can support the negotiation and execution of digital transactions. The proposed role of QAIT is to become part of that transaction framework.

The intended progression is clear. WISe.ART will continue bringing artists and works onto the platform while extending its ability to link digital records to physical assets. It will use exhibitions, awards, and international partnerships to connect those assets with audiences. Over time, certification and tokenization may allow the platform to serve a wider range of cultural and other valuable assets, with QAIT integrated where the transaction model is ready to support it.

ix. WISe.ART Outlook

WISe.ART's work through September 2026 combines platform development with cultural promotion. The updates to its technology, its growing engagement with artists, the ProArte relationship, and its history of Geneva and Nasdaq Tower presentations give it a base for the next phase.

The priority for the remainder of 2026 is to keep developing the platform and its artist and institutional relationships while defining practical applications for digital twin certification. From 2027 onward, WISe.ART aims to build on that work to become a trusted platform for authenticating, presenting and transacting digital representations of physical and digital assets.



4.4. SEALCOIN, Our Transactional IoT (t-IoT) and Machine-to-Machine (M2M) Communication Vertical

A Revolution in Transactional Machines – Innovation tailored for the Internet of Things (IoT) and Machine-to-Machine (M2M) ecosystem

Overview



SEALCOIN introduces a revolutionary services platform designed to empower devices within the Internet of Things (IoT) ecosystem and autonomous AI agents to autonomously transact and coordinate service-for-payment exchanges. At the heart of this ecosystem lies a dedicated utility token, QAIT, issued and governed by the Switzerland-based QAIT Association, which serves as the primary medium for facilitating transactions and interactions among devices and participants

The SEALCOIN platform will address the increasing demand for secure, automated value exchange in a world where machines and AI agents potentially operate as independent economic actors. As devices become more interconnected and capable of autonomous decision-making, SEALCOIN provides the decentralized infrastructure they need to authenticate, coordinate, and transact with minimal human oversight.

Key features of the SEALCOIN platform include:

Autonomous Transaction Facilitation: SEALCOIN empowers IoT devices and AI Agents to initiate and complete transactions autonomously, streamlining the process of service provision and payment settlement.

Smart Contract Integration: Through the utilization of smart contracts, SEALCOIN ensures the secure and transparent execution of agreements between parties, enhancing trust and reducing transactional friction.

Enhanced Security and Privacy: SEALCOIN leverages blockchain technology to provide robust security measures and safeguard sensitive data in the digital realm, ensuring the integrity and confidentiality of transactions within the ecosystem, secured physically through the Secure Element of a device.

Scalability and Interoperability: With a focus on scalability and interoperability, SEALCOIN aims to support a diverse range of IoT devices and services, facilitating seamless integration and interaction across various platforms and protocols.

Global Accessibility: SEALCOIN's utility token serves as a universal medium of exchange within the platform, enabling seamless transactions and interactions among AI Agents and IoT devices and participants worldwide.

Broker Node Infrastructure: SEALCOIN's decentralized Broker Nodes provide the communication and service-discovery layer connecting authenticated devices, AI agents and service providers. Broker Nodes enable participants to discover available services, exchange trusted messages and transaction information, and coordinate machine-to-machine interactions without requiring direct integration between every participant. This infrastructure is designed to support distributed deployments across industrial environments, including energy, mobility, data, computing and space communications.

SEALCOIN Agent: The SEALCOIN Agent is the software component that enables a device or AI agent to participate securely in the SEALCOIN ecosystem. It manages the participant's digital identity and credentials, establishes authenticated communications, and provides access to SEALCOIN services and transaction capabilities. When combined with hardware-based security such as a Secure Element, the Agent can leverage protected cryptographic keys to establish a trusted link between the physical device, its digital identity and the transactions it performs.
In summary, SEALCOIN has the potential to be a groundbreaking solution that harnesses the power of blockchain technology to revolutionize transactions within the IoT and Agentic ecosystem. By enabling machines to transact autonomously and organize service-for-payment exchanges, SEALCOIN could pave the way for a more efficient, secure, and interconnected future for the network participants.

Introduction



Background

SEALCOIN is a pioneering entity poised to revolutionize decentralized services. Backed by over 25 years of industry-leading experience in developing secure semiconductor chips, embedded firmware, and trusted hardware provisioning services, SEALCOIN is establishing itself as a trusted partner in safeguarding digital assets.

Through the seamless integration of Decentralized Ledger Technology (DLT) components, SEALCOIN bridges the gap between physical secure infrastructure and the digital integrity of DLT. This fusion crystalized around cryptographic structure not only ensures the highest level of security and reliability but also paves the way for a safer and more connected world.

By prioritizing security, transparency, and trust, SEALCOIN is leading the charge towards a future where decentralized services redefine the boundaries of innovation and connectivity. Together, we embark on a transformative path towards a future where the physical and digital worlds converge seamlessly, ushering in an era of unparalleled connectivity and safety.

Core Functionalities

SEALCOIN enables secure interactions and transactions between AI agents, connected devices and digital services. Its architecture combines hardware-backed digital identity, authenticated communications, decentralized service discovery and blockchain-based transaction capabilities to allow machines and AI agents to progressively operate as autonomous participants in digital ecosystems.

At the device level, SEALCOIN can leverage a hardware Root of Trust, including a Secure Element or secure microcontroller, to protect cryptographic keys and digital certificates representing the unique identity of a device. The SEALCOIN Agent provides the software layer connecting this trusted identity to the broader SEALCOIN ecosystem, enabling devices and AI agents to authenticate, communicate, access services and authorize transactions according to defined permissions and policies. The architecture can be described through the following core components:



Hardware-Backed Identity: Devices can be provisioned with unique digital certificates and cryptographic keys protected by hardware security components, establishing a verifiable identity for participation in the SEALCOIN ecosystem.

SEALCOIN Agent: The Agent manages the interaction between the device or AI agent and the SEALCOIN infrastructure, including identity credentials, authenticated communications, service access and transaction authorization.

Broker Node Communication and Discovery: SEALCOIN Broker Nodes provide a decentralized communication and discovery layer through which authenticated participants can exchange messages, identify available services and coordinate interactions before a transaction is executed.

Policy-Based Authorization: Devices and AI agents can operate according to predefined permissions and transaction policies, enabling autonomous execution within established parameters while allowing additional authorization or validation where required.

DLT Transactions and Settlement: Where appropriate, authenticated participants can cryptographically sign transactions that are submitted to a Distributed Ledger Technology (DLT) network, providing a verifiable record of transaction execution and settlement.

Smart Contract Execution: Smart contracts can automate predefined business and transaction rules, supporting coordinated interactions and settlement between devices, AI agents and service providers.

Post-Quantum Security Evolution: The architecture is designed to progressively incorporate post-quantum cryptographic technologies at the hardware, identity and communication layers as these technologies are integrated into supported devices and infrastructure.

Together, these components provide an infrastructure for machine-to-machine and agent-to-machine applications in which trusted participants can identify each other, discover services, exchange authenticated data and execute transactions with reduced reliance on centralized intermediaries. Through SDKs and APIs, SEALCOIN is designed to integrate with existing IoT and enterprise environments, providing a progressive path from secure connected devices and digital services toward autonomous machine-to-machine economic interactions.

SEALCOIN Platform integrating WISEKEY's assets for Machine-to-Machine transactions:


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SEALCOIN Token



The QAIT token forms the economic layer of the SEALCOIN ecosystem, supporting machine-to-machine settlement and the Proof-of-Security ("PoSy") framework. QAIT is issued and governed independently by the Switzerland-based QAIT Association, which is responsible for token issuance, token-related economic policies and governance, while SEALCOIN develops and operates the technology infrastructure supporting device and AI-agent identity, communication, service discovery and transaction execution. QAIT became available for trading on cryptocurrency exchanges on May 28, 2026.

Within the SEALCOIN ecosystem, QAIT is designed to serve as a programmable settlement instrument for transactions between authenticated devices and AI agents. Separately, the PoSy framework links QAIT-based economic incentives with the secure onboarding and participation of devices and AI agents, aligning token utility with network security and accountability.

1. Utility Functions

QAIT tokens function as digital access credentials for the SEALCOIN platform. They are locked into smart contract-governed pools to enable:

i. Secure onboarding and authentication of IoT devices and AI Agents;
ii. Prevalidation of devices to ensure compliance with minimum security standards;
iii. Allocation of access slots for devices based on the quantity of tokens locked.

The locking mechanism ensures alignment between network trust, device identity, and token commitment. Higher lock ratios (number of tokens / number of devices in a given pool) correlate with higher capacity and trust within the network.

2. Decentralized Payment Instrument

QAIT tokens serve as a medium of exchange for:

- AI-to-AI, Device-to-Device and Agent-to-Device transactions between platform users;
- Payments to access platform-level services (e.g., energy analytics, predictive services);
- Settlement of fees within PoSy pools, with embedded smart contract-based routing.

Each transaction contributes a portion of the transferred value to the PoSy pool that originally validated and secured the device, creating a self-sustaining economic incentive structure.



3. Pool-Based Incentive Distribution

Participants locking tokens in PoSy pools are rewarded based on:

- The number of active devices under their pool;
- The volume and frequency of transactions;
- Contribution to ongoing security and reliability enforcement.

Rewards are paid out from a network-level Security Reward Pool and are subject to periodic distribution schedules. Pools with better performance metrics and higher locked volumes are granted increased operational privileges.

4. Governance Participation

Governance rights are proportional to the amount of QAIT locked, reinforcing long-term alignment and responsible participation. Token holders may propose and vote on key ecosystem updates, validator criteria, and economic parameters.

5. Compliance and Risk Mitigation

Malicious or inactive devices trigger penalties, including slashing of locked tokens. This economic deterrent mechanism ensures ongoing compliance, discourages fraudulent behavior, and reinforces trust in decentralized onboarding.



2026 strategic developments

SEALCOIN entered 2026 following a year of significant platform development. During 2025, the platform progressed from beta availability to production readiness, introducing the Proof-of-Security ("PoSy") framework, marketplaces, fleets and pools, satellite-enabled machine-to-machine transactions, and AI-agent transactional workflows. SEALCOIN also reduced the footprint and increased the modularity of its Agent software to support deployment on constrained IoT and edge devices, while aligning its architecture with WISeKey Group's post-quantum security roadmap. During the same period, the token was rebranded from TIOT to QAIT and its hybrid utility and payment classification was confirmed by FINMA.

The first half of 2026 focused on moving these capabilities toward live ecosystem deployment, expanding the platform's space infrastructure, onboarding participants, launching QAIT and further developing the communication and discovery infrastructure required for industrial machine-to-machine applications.

In January 2026, SEALCOIN and WISeSat demonstrated the next stage of their satellite-based architecture at Davos, extending the role of satellites beyond connectivity and transaction relay toward active participation within the SEALCOIN ecosystem. The architecture is designed to enable satellites to authenticate, store and deliver data, validate transaction-related events and interact with authenticated devices on Earth. On February 2, 2026, WISeSat and SEALCOIN formalized their collaboration, with SEALCOIN providing the transaction infrastructure integrated with the WISeSat satellite ecosystem. The architecture was subsequently demonstrated at Consensus Hong Kong in February 2026.

A major focus during H1 2026 was expanding participation in this infrastructure. On April 22, 2026, SEALCOIN launched "Spacedrop," an early-access onboarding initiative supported by The Hashgraph Association. The initiative was structured to introduce participants to SEALCOIN and satellite-to-blockchain interactions and registered more than 17,500 wallets during its first week. By completion, more than 45,000 participants had interacted with the WISeSat constellation, providing a large-scale test of the associated satellite-to-blockchain communications and onboarding infrastructure.

The economic layer of the ecosystem also reached an important milestone during the period. On May 28, 2026, QAIT, issued independently by the Switzerland-based QAIT Association, became available for trading on certain cryptocurrency exchanges. QAIT is designed to support settlement and other utility functions within the SEALCOIN ecosystem, including transactions between authenticated devices and AI agents, while also supporting the economic mechanisms associated with the Proof-of-Security framework.

In parallel, SEALCOIN continued developing the infrastructure required to connect distributed devices, AI agents and services. In June 2026, development advanced on SEALCOIN's decentralized Broker Node infrastructure, with initial applications focused on the space and energy sectors. Broker Nodes provide the communication and service-discovery layer through which authenticated participants can identify available services, exchange trusted messages and transaction information, and coordinate machine-to-machine interactions without requiring direct integration between every participant.

Together with the SEALCOIN Agent, which provides the software layer connecting a device or AI agent's digital identity and credentials to SEALCOIN services, the Broker Node architecture represents an important evolution of the platform. It enables SEALCOIN to support not only blockchain settlement, but the broader lifecycle preceding a transaction, including authentication, service discovery, trusted data exchange, authorization and coordination between machines and AI agents.

On June 10, 2026, SEALCOIN secured a $4 million strategic investment commitment, comprising $1 million from The Hashgraph Group and $3 million from WISeKey. The investment is intended to support continued development and deployment of the SEALCOIN ecosystem, including its integration with space-based infrastructure.

By the end of H1 2026, SEALCOIN had therefore progressed from a production-ready transactional IoT platform toward a broader trust, communication and transaction infrastructure for machines and AI agents. Development during the period established the technical foundations for deployments across space, energy and other industrial environments, with the longer-term objective of enabling authenticated machines and autonomous agents to discover services, exchange trusted data and execute transactions within defined security and authorization frameworks.

LOOKING AHEAD



As SEALCOIN progresses from platform readiness toward industrial deployment, its development priorities are increasingly focused on translating its technology into concrete machine-to-machine and AI-agent applications. Strategic focus areas include:

- Industrial deployment, with an initial focus on energy and space applications and continued evaluation of opportunities across mobility, data and computing infrastructure.
- Broker Node infrastructure, expanding the decentralized communication and service-discovery layer that enables authenticated devices, AI agents and service providers to discover services, exchange trusted data and coordinate transactions.
- SEALCOIN Agent integration, extending deployment of the Agent across connected devices and AI environments and strengthening integration with hardware-based security and post-quantum-ready technologies.
- AI-agent transactions, developing policy-controlled mechanisms through which autonomous agents can authenticate, access services and execute transactions within predefined authorization, spending and risk parameters.
- Machine-to-machine marketplaces, enabling authenticated participants to publish, discover and transact around services including energy, data, computing resources and space communications.
- QAIT and Proof-of-Security integration, progressively incorporating QAIT settlement and PoSy-based economic mechanisms into applicable SEALCOIN services and deployments, subject to regulatory requirements.

Enterprise interoperability, expanding SDK and API capabilities to facilitate integration with existing IoT, industrial and enterprise infrastructure without requiring replacement of underlying systems.

CONCLUSION

During H1 2026, SEALCOIN progressed from production readiness toward industrial deployment of its trust, communication and transaction infrastructure for connected devices and AI agents. By combining hardware-backed identity, the SEALCOIN Agent, decentralized Broker Nodes and transaction capabilities, the platform enables authenticated participants to discover services, exchange trusted data and coordinate machine-to-machine interactions. Looking ahead, SEALCOIN will focus on validating and deploying these capabilities across energy, space and other industrial environments.

4.5. WISeID, Our Trust Services and Digital Identity Vertical

Offers digital identities and security services to protect electronic transactions and personal data.

Overview - WISeID, our trust services Vertical

WISeKey, through its WISeID Trust Services Vertical, is responsible for the hosting, operation, compliance and commercial services delivery under the Trusted Roots of the OISTE Foundation. This has been enriched in 2025 with a new set of Roots that address the new needs of the PKI ecosystem, such as stronger encryption, automation and crypto-agility. During the first half of 2026, WISeID's role was reframed around a single thesis: in the quantum era, digital identity is the new security perimeter.

Milestones for 2026:



Optimization of the "Unified Trust Center"

WISeID's Trust Services Vertical provides a comprehensive portfolio of managed cloud services enabling trusted and verified digital identities for individuals, enterprises, devices, and connected ecosystems. Throughout H1 2026, WISeID continued the strategic consolidation and unification of its Trust Engines within the Group's Unified Trust Center architecture, further enhancing interoperability, operational efficiency, and security across its digital trust offerings.

Building upon the foundations established in previous years, WISeID achieved the first deployments of these unified trust capabilities with existing customers, validating the scalability and business value of the common platform. WISeKey continues to invest in and strengthen its High Security Trust Center, which serves as the backbone for delivering trust services both internally, supporting SEALSQ's PKI and post-quantum initiatives, and externally to customers worldwide. The Unified Trust Center enables the Group to leverage common trust infrastructures, reduce operational costs, accelerate service innovation, and maintain consistent high-security standards across all digital trust services.

Expansion of the Managed PKI customer base

WISeKey has significantly expanded its business related to Transport Layer Security (TLS), a widely adopted security protocol designed to facilitate privacy and data security for communications over the internet, and Personal Digital Certificates, increasing its footprint across key regions including APAC through strategic channel partnerships.

During the first half of 2026, WISeKey further strengthened its position in the government trust services market through its participation in a major public tender issued by the Real Casa de la Moneda (FNMT-RCM) in Spain for digital certificate and trust services. WISeKey's Digital Identity and TLS solutions successfully advanced through the evaluation process and, as of August 2026, represented a significant commercial opportunity with favorable prospects. This initiative highlights the growing recognition of WISeKey's trusted digital identity infrastructure and its ability to address the stringent security and compliance requirements of public-sector organizations.

Improvement of the WISeID platform for personal digital identity

WISeID is now recognized as a fully-fledged solution for personal identity, which has been adopted by the Government of Seychelles as its National ID platform. WISeID has been enriched with new features such as Document Signing, and is evolving to add Web 3.0 capabilities, such as Distributed Identity.

WISeID is present in the relevant PKI consortiums (such as the CAB/Forum and the PKI Consortium) with active participation in shaping the new compliance requirements and evolution towards post-quantum cryptography, ensuring the alignment of WISeKey’s Trust Services with the latest standards.



H1 2026 developments

On March 3, 2026, the Wecan Group, a provider of digital onboarding, KYC and compliance orchestration solutions for financial institutions, integrated WISeID digital identity and authentication capabilities into its compliance solutions. This enables financial institutions to retain sovereignty over digital identity across onboarding, KYC, periodic reviews and ongoing client lifecycle management. In June 2026, SEALSQ increased its interest in the Wecan Group to a controlling 55.5% position, bringing that relationship inside the Group perimeter and supporting the development of an AI-powered, post-quantum compliance platform for more than 100 financial institutions.

On January 21, 2026, WISeID was selected by SpaceTalk and signed an MoU enabling secure and trusted access to the Spacetalk platform through the use of personal digital identities issued via WISeKey's WISeID services. These identities are delivered following a rigorous identity verification process (KYC – Know Your Customer), ensuring that only duly identified, authenticated, and authorized actors can access the platform. This approach enables space traffic operators and stakeholders to coordinate maneuvers and exchange critical information within a highly reliable, traceable, and sovereign environment.

On June 26, 2026, WISeKey set out WISeID's positioning against the accelerating regulatory transition to post-quantum digital identity, including United States Executive Order 14412 which requires federal agencies to transition high-value assets and high-impact systems to post-quantum standards for key establishment by December 31, 2030, and for digital signatures by December 31, 2031. WISeID is positioned to address this transition through quantum-resilient identity, credential management and authentication capabilities that can be integrated into existing infrastructures.

On May 26, WISeKey developed the first version of the Agentic ID Platform "WISeID Keystone". WISeID Keystone brings secure digital identity to AI Agents, so their interaction with corporate systems can be authenticated and controlled. The WISeID Keystone is planned to be delivered in its first commercial version in Q4 2026.

Use Cases



SeyID: National ID for Seychelles

In 2026 WISeKey successfully expanded the capabilities of SeyID, including the introduction of a "Document Wallet" feature, which allows Seychellois citizens to receive official documents issued by the Government, such as birth certificates or vaccination proofs, in digital format, from the "SeyID App", eliminating the need to carry the physical documents in their daily activities.



TLS Business: CertifyID TLS Manager

In 2026 WISeKey kept enhancing its capabilities thus becoming an incumbent player in the business around TLS (SSL) certificates. A new platform enables the delivery of automation services, including implementation of the ACME protocol, to meet the needs of large-scale certificate consumers that require streamlined lifecycle management of their TLS certificates.

5.

FINANCIAL REPORT

Condensed Consolidated Financial Statements

of

WISeKey International Holding Ltd

(unaudited)

As of June 30, 2026

Contents

1. Condensed Consolidated Statements of Comprehensive Income / (Loss)

USD'000	Unaudited 6 months ended June 30, 2026	2025	*Note ref.*
Net sales	11,434	5,293	*32*
Cost of sales	(5,699)	(3,173)	
Depreciation of production assets	(257)	(243)	
Gross profit	**5,478**	**1,877**	
Other operating income	71	82	*33*
Research & development expenses	(9,603)	(5,792)	
Selling & marketing expenses	(9,474)	(7,393)	
General & administrative expenses	(27,351)	(16,090)	
Total operating expenses	**(46,357)**	**(29,193)**	
Operating loss	**(40,879)**	**(27,316)**	
Non-operating income	9,658	6,964	*35*
Interest and amortization of debt discount and expense	(1)	(88)	*28*
Non-operating expenses	(5,261)	(1,846)	*36*
Loss before income tax expense	**(36,483)**	**(22,286)**	
Income tax income / (expense)	302	(1)	
Equity in earnings of unconsolidated entities	(229)	-	
Net loss	**(36,410)**	**(22,287)**	
Less: Net loss attributable to noncontrolling interests	(27,083)	(17,835)	
Net loss attributable to WISeKey International Holding Ltd	**(9,327)**	**(4,452)**	
Earnings / (loss) per Class A Share (USD)			*38*
Earnings / (loss) per Class A Share			
Basic	(0.87)	(0.53)	
Diluted	(0.87)	(0.53)	
Earnings / (loss) per Class A Share attributable to WISeKey International Holding Ltd			
Basic	(0.22)	(0.11)	
Diluted	(0.22)	(0.11)	
Earnings / (loss) per Class B Share (USD)			*38*
Earnings / (loss) per Class B Share			
Basic	(8.65)	(5.32)	
Diluted	(8.65)	(5.32)	
Earnings / (loss) per Class B Share attributable to WISeKey International Holding Ltd			
Basic	(2.22)	(1.06)	
Diluted	(2.22)	(1.06)	

USD'000	Unaudited 6 months ended June 30, 2026	2025	*Note ref.*
Other comprehensive income / (loss), net of tax:			
Foreign currency translation adjustments	(550)	700	
Unrealized gains on debt securities			
Unrealized holding gains arising during the period	(1)	23	
Defined benefit pension plans:			*29*
Net gain arising during the period	160	95	
Other comprehensive income / (loss)	**(391)**	**818**	
Comprehensive loss	**(36,801)**	**(21,469)**	
Other comprehensive income attributable to noncontrolling interests	(416)	65	
Other comprehensive income / (loss) attributable to WISeKey International Holding Ltd	**25**	**753**	
Comprehensive loss attributable to noncontrolling interests	(27,499)	(17,770)	
Comprehensive loss attributable to WISeKey International Holding Ltd	**(9,302)**	**(3,699)**	

The accompanying notes are an integral part of these condensed consolidated financial statements.

2. Condensed Consolidated Balance Sheets

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025	*Note ref.*
ASSETS			
Current assets			
Cash and cash equivalents	488,953	429,244	*9*
Restricted cash, current	6,311	4	
Accounts receivable, net of allowance for credit losses	8,051	5,109	*10*
Inventories	2,101	2,012	*11*
Prepaid expenses, current	2,033	2,445	
Investment, current	2,449	10,032	
Government assistance	6,613	4,579	*13*
Other current assets	1,994	2,353	*14*
Total current assets	**518,505**	**455,778**	
Noncurrent assets			
Notes receivable, noncurrent	-	31	
Deferred tax credits	4,492	2,364	*15*
Property, plant and equipment net of accumulated depreciation	5,042	3,804	*16*
Intangible and crypto assets, net of accumulated amortization	30,410	21,073	*17*
Operating lease right-of-use assets	5,975	6,366	*18*
Finance lease right-of-use assets	87	126	*18*
Goodwill	20,012	13,973	*19*
Available-for-sale debt securities, noncurrent	128	129	*20*
Equity securities, at cost	19,194	517	*21*
Investment in unconsolidated affiliates	4,262	7,857	*22*
Investment in SAFE	7,000	1,000	*23*
Prepaid expenses, noncurrent	828	1,114	
Other noncurrent assets	443	455	*24*
Total noncurrent assets	**97,873**	**58,809**	
TOTAL ASSETS	**616,378**	**514,587**	
LIABILITIES			
Current Liabilities			
Accounts payable	26,966	19,207	*25*
Notes payable	613	748	*26*
Indebtedness to related parties, current	82	84	*28*
Convertible note payable, current	10	10	*26*
Deferred revenue, current	1,079	93	*32*
Current portion of obligations under operating lease liabilities	683	932	*18*
Current portion of obligations under finance lease liabilities	35	57	*18*
Income tax payable	-	3	
Other current liabilities	12,420	14,132	*27*
Total current liabilities	**41,888**	**35,266**	

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025	Note ref.
Noncurrent liabilities			
Bonds, mortgages and other long-term debt	724	1,047	28
Deferred revenue, noncurrent	1,076	13	32
Indebtedness to related parties, noncurrent	1,171	1,324	28
Operating lease liabilities, noncurrent	5,227	5,536	18
Finance lease liabilities, noncurrent	55	72	18
Deferred income tax liability	5,805	4,367	
Employee benefit plan obligation	4,928	4,502	29
Other noncurrent liabilities	876	1,311	
Total noncurrent liabilities	**19,862**	**18,172**	
TOTAL LIABILITIES	**61,750**	**53,438**	
Commitments and contingent liabilities			30
SHAREHOLDERS' EQUITY			
Common stock - Class A	16	16	31
Par value - CHF 0.01 and CHF 0.01			
Authorized - 2,000,880 and 2,000,880 shares			
Issued and outstanding - 1,600,880 and 1,600,880 shares			
Common stock - Class B	440	440	31
Par value - CHF 0.10 and CHF 0.10			
Authorized - 8,281,180 and 8,281,180			
Issued – 4,080,546 and 4,080,546			
Outstanding - 4,024,038 and 4,024,038			
Share subscription in progress	-	-	
Treasury stock, at cost (56,508 and 56,508 shares held)	(502)	(502)	31
Additional paid-in capital	351,740	343,015	
Accumulated other comprehensive income / (loss)	3,451	3,426	31
Accumulated deficit	(309,806)	(300,479)	
Total shareholders' equity attributable to WISeKey shareholders	**45,339**	**45,916**	
Noncontrolling interests in consolidated subsidiaries	509,289	415,233	
Total shareholders' equity	**554,628**	**461,149**	
TOTAL LIABILITIES AND EQUITY	**616,378**	**514,587**	

The accompanying notes are an integral part of these condensed consolidated financial statements.

3. Condensed Consolidated Statements of Changes in Shareholders' Equity

	Unaudited 6 months ended June 30,													
	Number of common shares		Common Share Capital		Total share capital	Share subscription in progress	Treasury Shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	**Total stockholders' equity**	Noncontrolling interests	**Total equity**	***Note ref.***
USD'000 (except for share numbers)	Class A	Class B	Class A	Class B										
As of December 31, 2024	1,600,880	3,365,560	16	359	375	1	(502)	317,050	(294,407)	3,150	**25,667**	61,457	**87,124**	
Options exercised and acquisition of common stock for tax withholding obligations	-	23,570	-	3	3	-	-	(3,145)	-	-	**(3,142)**	131	**(3,011)**	
Stock-based compensation	-	-	-	-	-	-	-	8,454	-	-	**8,454**	-	**8,454**	
L1 and Anson Facilities	-	691,416	-	78	78		-	(78)	-	-	**-**	-	**-**	
Share Purchase Agreements and warrants (Second Anson SPA and Second L1 SPA and warrants)	-	-	-	-	-	-	-	1,829	-	-	**1,829**	23,971	**25,800**	
Change in ownership of SEALCOIN	-	-	-	-	-	-	-	846	-	-	**846**	(281)	**565**	
ATM	-	-	-	-	-	-	-	2,461	-	-	**2,461**	24,662	**27,123**	
Investment in WeCan Group	-	-	-	-	-	-	-	174	-	-	**174**	1,774	**1,948**	
Net income / (loss)	-	-	-	-	-	-	-	-	(4,452)	-	**(4,452)**	(17,835)	**(22,287)**	
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	753	**753**	65	**818**	
As of June 30, 2025	1,600,880	4,080,546	16	440	456	1	(502)	327,591	(298,859)	3,903	**32,590**	93,944	**126,534**	
As of December 31, 2025	1,600,880	4,080,546	16	440	456	-	(502)	343,015	(300,479)	3,426	**45,916**	415,233	**461,149**	
Options exercised and acquisition of common stock for tax withholding obligations	-	-	-	-	-	-	-	(317)	-	-	**(317)**	228	**(89)**	
Stock-based compensation	-	-	-	-	-	-	-	6,692	-	-	**6,692**	-	**6,692**	34
Securities Purchase Agreements	-	-	-	-	-	-	-	3,451	-	-	**3,451**	112,598	**116,049**	31
Warrant exercises	-	-	-	-	-	-	-	(1,101)	-	-	**(1,101)**	1,102	**1**	31
Acquisition of Wecan Group	-	-	-	-	-	-	-	-	-	-	**-**	7,627	**7,627**	6
Net income / (loss)	-	-	-	-	-	-	-	-	(9,327)	-	**(9,327)**	(27,083)	**(36,410)**	
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	25	**25**	(416)	**(391)**	
As of June 30, 2026	1,600,880	4,080,546	16	440	456	-	(502)	351,740	(309,806)	3,451	**45,339**	509,289	**554,628**	

The accompanying notes are an integral part of these condensed consolidated financial statements.

4. Condensed Consolidated Statements of Cash Flows

USD'000	Unaudited 6 months ended June 30, 2026	2025
Cash Flows from operating activities:		
Net loss	(36,410)	(22,287)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation of property, plant & equipment	456	379
Depreciation of lease building & assets, net of cash paid	-	(59)
Amortization of finance lease right-of-use assets	37	-
Amortization of intangible assets	2,305	-
Impairment loss on crypto assets	323	-
Losses from the remeasurement of crypto assets	3	-
Interest and amortization of debt discount	1	88
Loss / (gain) on remeasurement of equity interest	270	-
Derecognition of WECAN tokens upon consolidation of Wecan	239	-
Gain on repayment of ExWorks Loan	-	(3,699)
Stock-based compensation	3,360	10,093
Bad debt expense	-	6
Inventory valuation allowance	369	(14)
Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses	-	20
Income / (loss) from equity-method investments	229	-
Income tax expense / (recovery)	(302)	1
Change in income tax receivable, withholding tax	(2,128)	-
Other non-cash expenses / (income)		
Unrealized and non-cash foreign currency transactions	1,317	(295)
Changes in operating assets and liabilities, net of effects of businesses acquired		
Decrease (increase) in accounts receivable	(2,868)	1,148
Decrease (increase) in inventories	(339)	(772)
Decrease (increase) in government assistance	(2,034)	98
Decrease (increase) in other current assets and prepaids, net	1,157	(1,522)
Decrease (increase) in other noncurrent assets and prepaids, net	298	(37)
Increase (decrease) in accounts payable	7,588	780
Increase (decrease) in deferred revenue	668	40
Increase (decrease) in deferred revenue, noncurrent	1,063	-
Increase (decrease) in income taxes payable	(3)	(2)
Increase (decrease) in other current liabilities, excluding stock-based compensation liability	1,106	1,082
Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses	(300)	-
Increase (decrease) in other noncurrent liabilities	(433)	(2)
Net cash provided by (used in) operating activities	**(24,028)**	**(14,954)**
Cash Flows from investing activities:		
Sale / (acquisition) of equity securities	-	565
Sale / (acquisition) of property, plant and equipment	(1,518)	(161)
Sale / (acquisition) of cryptocurrencies	112	(300)

USD'000	Unaudited 6 months ended June 30, 2026	2025
Sale / (acquisition) of debt securities	-	(104)
Sale / (acquisition) of investment in SAFE	(6,000)	-
Sale / (acquisition) of investment in Quobly SAS	(17,454)	-
Sale / (acquisition) of investment in Miraex	(640)	-
Sale / (acquisition) of investment in FOSSA	(1,239)	-
Sale / (acquisition) of investment, current	7,583	-
Acquisition of a business, net of cash and cash equivalents acquired	(4,314)	-
Acquisition of unconsolidated affiliate	-	(1,538)
Net cash provided by (used in) investing activities	**(23,470)**	**(1,538)**
Cash Flows from financing activities:		
Proceeds from options and warrants exercises	30	7,398
Proceeds from issuance of Common Stock	124,999	48,263
Common Stock issuance costs	(8,950)	(2,715)
(Issuance of) / Proceeds from convertible loan issuance	(650)	-
Repayments of debt	(562)	(2,526)
Acquisition of common stock for tax withholding obligations	(331)	-
Net cash provided by (used in) financing activities	**114,536**	**50,420**
Effect of exchange rate changes on cash and cash equivalents	(1,022)	68
Cash and cash equivalents and restricted cash		
Net increase (decrease) during the period	66,016	33,996
Balance, beginning of period	429,248	90,600
Balance, end of period	**495,264**	**124,596**
Reconciliation to balance sheet		
Cash and cash equivalents	488,953	124,596
Restricted cash, current	6,311	-
Balance, end of period	**495,264**	**124,596**
Supplemental cash flow information for financing and investing		
Cash paid for interest, net of amounts capitalized	4	-
Issuance of shares in relation to investments in unconsolidated affiliates	-	1,948
Shares withheld to satisfy tax obligations	331	3,035
ROU assets obtained from operating lease	-	70
ROU assets obtained from finance lease	39	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

5. Notes to the Condensed Consolidated Financial Statements

Note 1. The WISeKey Group

WISeKey International Holding Ltd, together with its consolidated subsidiaries ("WISeKey" or the "Company" or the "Group" or the "WISeKey Group"), has its headquarters in Switzerland. WISeKey International Holding Ltd, the ultimate parent of the WISeKey Group, was incorporated in December 2015 and is listed on the Swiss Stock Exchange, SIX SIS AG, with the valor symbol "WIHN" since March 2016 and on the NASDAQ Capital Market exchange with the valor symbol "WKEY" since December 2019.
The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of individuals, cloud applications, and connected devices, through its Digital Identities, Semiconductors, Public Key Infrastructure (PKI), Blockchain and Space technologies. WISeKey's current focus is on post-quantum cryptography (PQC) in order to provide secure, quantum resistant identification means to the market.
The Group pursues a vertical integration strategy, including through acquisitions of companies operating in complementary technology areas. Its strategic objectives include strengthening its position among leading post-quantum cryptography providers, expanding its integrated service offering and achieving cross-selling opportunities and operational synergies across the WISeKey Group.

Note 2. Future operations and going concern

The Group experienced a loss from operations during the reporting period. The accompanying condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred an operating loss of USD 40.9 million for the six months ended June 30, 2026, and had positive working capital of USD 476.6 million as of June 30, 2026. Based on the Group's cash projections through September 30, 2027, management believes that the Group has sufficient liquidity to fund its operations and financial commitments. Historically, the Group has used equity financing, together with operating cash flows, to fund its cash requirements. Any additional equity financing may be dilutive to shareholders.

Based on the foregoing, management believes that preparation of these condensed consolidated financial statements on a going-concern basis is appropriate.

Note 3. Basis of presentation

The condensed consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("**US GAAP**") as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars ("**USD**") unless otherwise stated.

These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Group's annual financial statements for the year ended December 31, 2025, as filed in the 20-F on April 30, 2026.

The Group's interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the annual consolidated financial statements of the Group as of December 31, 2025, contained in the Group's Annual Report have been applied consistently in these unaudited condensed consolidated financial statements.

It is management's opinion that all adjustments necessary for a fair statement of the results for the interim periods have been made. These unaudited condensed consolidated financial statements include a description of the nature and amount of material adjustments other than normal recurring adjustments.

Acquisition of Miraex SA

On June 1, 2026, WISeKey, through its subsidiary SEALSQ Corp ("SEALSQ"), acquired 100% of the outstanding shares and voting rights of Miraex. The Group concluded that the acquired set did not meet the definition of a business under ASC 805 and accounted for the transaction as an asset acquisition under ASC 805-50. Miraex' assets, liabilities and results of operations have been included in the Group's condensed consolidated financial statements from June 1, 2026. See Note 7 for further information.
The acquisition supports WISeKey's development of secure quantum communication solutions.

Acquisition of Wecan Group SA

On June 1, 2026, WISeKey, through its subsidiary SEALSQ, acquired a 55.5% controlling interest in Wecan. The acquisition was accounted for as a business combination in accordance with ASC 805, with SEALSQ identified as the accounting acquirer. Wecan's assets, liabilities and results of operations have been included in the Group's condensed consolidated financial statements from June 1, 2026. See Note 6 for further information.
The acquisition enhances WISeKey's digital security and trusted data-exchange solutions for sensitive industries.

Additional paid-in capital

During preparation of the Group's 2025 financial statements, management identified an error in the accounting for Swiss issuance stamp duties arising on share issuances by the Group's consolidated subsidiary SEALSQ Corp. The error resulted in an understatement of consolidated liabilities and additional paid-in capital, and an overstatement of the loss and noncontrolling interest associated with SEALSQ share issuances. Management evaluated the error in accordance with ASC 250 and applicable SEC materiality guidance and concluded that the previously issued consolidated financial statements were not materially misstated. The Group revised the comparative information presented herein to correct the immaterial error.

The tables below show the effect of the adjustment of the prior period information on the Condensed Consolidated Statements of Comprehensive Income / (Loss), Condensed Consolidated Statements of Changes in Shareholders' Equity and Condensed Consolidated Statements of Cash Flows. The related interest accrual in relation to the late payment in prior years was deemed immaterial and was not adjusted in retained earnings, instead, a total cumulated interest expense of USD 30,138 was recorded in the income statement in the six months ended June 30, 2025 (USD 4,884 arising in 2023, USD 14,563 in 2024 and USD 10,691 in the six months ended June 30, 2025).

Condensed Consolidated Statements of Comprehensive Income / (Loss)

	As reported in the financial statements ended June 30, 2025	As adjusted in the financial statements ended June 30, 2026
USD'000	**6 months ended June 30, 2025 (unaudited)**	**6 months ended June 30, 2025 (unaudited)**
Non-operating expenses	(1,816)	(1,846)
Loss before income tax expense	**(22,256)**	**(22,286)**
Net loss	**(22,257)**	**(22,287)**
Less: Net loss attributable to noncontrolling interests	(17,807)	(17,835)
Net loss attributable to WISeKey International Holding Ltd	**(4,450)**	**(4,452)**
Comprehensive loss	**(21,439)**	**(21,469)**
Comprehensive loss attributable to noncontrolling interests	(17,742)	(17,770)
Comprehensive loss attributable to WISeKey International Holding Ltd	**(3,697)**	**(3,699)**

Condensed Consolidated Statements of Changes in Shareholders' Equity

	As reported in the financial statements ended June 30, 2025 (unaudited)					As adjusted in the financial statements ended June 30, 2026 (unaudited)				
USD'000	**Additional paid-in capital**	**Accumulated deficit**	**Total stockholders' equity**	**Non-controlling interest**	**Total equity (deficit)**	**Additional paid-in capital**	**Accumulated deficit**	**Total stockholders' equity**	**Non-controlling interest**	**Total equity (deficit)**
As of December 31, 2024	**316,431**	**(294,407)**	**25,048**	**62,076**	**87,124**	**317,050**	**(294,407)**	**25,667**	**61,457**	**87,124**
Share Purchase Agreements and warrants (Second Anson SPA and Second L1 SPA and warrants)	1,594	-	**1,594**	24,206	**25,800**	1,829	-	**1,829**	23,971	**25,800**
ATM	2,213	-	**2,213**	24,910	**27,123**	2,461	-	**2,461**	24,662	**27,123**
Investment in Wecan	156	-	**156**	1,792	**1,948**	174	-	**174**	1,774	**1,948**
Net loss	-	(4,450)	**(4,450)**	(17,807)	**(22,257)**	-	(4,452)	**(4,452)**	(17,835)	**(22,287)**
As of June 30, 2025	**326,471**	**(298,857)**	**31,472**	**95,092**	**126,564**	**327,591**	**(298,859)**	**32,590**	**93,944**	**126,534**

Condensed Consolidated Statements of Cash Flows

	As reported in the financial statements ended June 30, 2025	As adjusted in the financial statements ended June 30, 2026
USD'000	**6 months ended June 30, 2025 (unaudited)**	**6 months ended June 30, 2025 (unaudited)**
Cash Flows from operating activities:		
Net income / (loss)	(22,257)	(22,287)
Increase / (decrease) in other current liabilities, excluding stock-based compensation liability	1,052	1,082

Note 4. Summary of significant accounting policies

Asset Acquisition

The Group evaluates acquisitions under ASC 805 to determine whether the acquired set meets the definition of a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the acquired set is not considered a business.

Acquisitions that do not meet the definition of a business are accounted for as asset acquisitions under ASC 805-50. The cost of an asset acquisition includes the consideration transferred and direct transaction costs and is allocated to the assets acquired and liabilities assumed based on their relative fair values. No goodwill is recognized.

Business Combinations

The Group accounts for business combinations using the acquisition method in accordance with ASC 805. Identifiable assets acquired and liabilities assumed are recognized at their acquisition-date fair values, with any excess of the consideration transferred, the fair value of any previously held equity interest and the fair value of noncontrolling interests over the identifiable net assets acquired recognized as goodwill. In a business combination achieved in stages, any previously held equity interest is remeasured to fair value at the acquisition date, with the resulting gain or loss recognized in earnings.

Investment in Equity Securities

Equity securities are investments representing an ownership interest in an entity, excluding investments in consolidated subsidiaries, investments accounted for under the equity method and instruments subject to other applicable U.S. GAAP. The Group measures equity securities at fair value through earnings, except for equity securities without readily determinable fair values for which the Group has elected the measurement alternative under ASC 321. Under the measurement alternative, investments are measured at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer.

Investments in Unconsolidated Affiliates

In line with ASC 323, the Group accounts for investments in entities over which it has significant influence, but not control, using the equity method of accounting. The Group evaluates the need for the equity method where influence exists despite lower ownership levels. Under the equity method, investments are initially recorded at cost and subsequently adjusted for the Group’s proportionate share of the investee’s net income or loss and dividends received. The Group's share of the income or loss of these companies is reported in the consolidated income statement under equity in earnings of unconsolidated affiliates. The investment in these companies is reported in the consolidated balance sheet under investments in unconsolidated affiliates or related party affiliates.

The Group evaluates equity method investments for impairment when events or changes in circumstances indicate that the fair value of an investment may have declined below its carrying amount. If the decline in value is determined to be other than temporary, the investment is written down to fair value, and the impairment loss is recognized in earnings.

Segment Reporting

The chief operating decision maker, who is also the Chief Executive Officer, regularly reviews information collated into two segments for purposes of allocating resources and assessing budgets and performance. The Group reports its financial performance based on this segment structure described in Note 37.

Variable Interest Entities

The Group evaluates its interests in legal entities under ASC 810 to determine whether it has a controlling financial interest under the voting-interest or variable-interest entity model. A variable interest entity is consolidated when the Group is its primary beneficiary, meaning that the Group has both the power to direct the activities of the variable interest entity that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity. The Group reassesses its consolidation conclusions when changes in governance, funding or other arrangements occur.

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2026, the Group adopted Accounting Standards Update (ASU) 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments' preexisting terms.

ASU 2024-04 introduces a "preexisting contract approach" to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the standard clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date. There was no impact on the Group's results upon adoption of the standard.

As of January 1, 2026, the Group adopted Accounting Standards Update (ASU) 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides targeted simplifications to the current expected credit loss (CECL) model for certain short-term financial assets arising from revenue transactions.
ASU 2025-05 introduces a practical expedient that allows entities to assume that current economic conditions as of the balance-sheet date remain unchanged for the remaining life of certain current accounts receivable and current contract assets when estimating expected credit losses. This eliminates the need to develop forward-looking macroeconomic forecasts for these short-term assets, reducing complexity and documentation burden. The standard also includes related disclosure requirements for entities electing the practical expedient or subsequent collection approach. There was no impact on the Group's results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors.
Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.
Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.
The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This ASU makes targeted improvements to Subtopic 350-40 to increase the operability of the recognition guidance considering different methods of software development.
Summary: This update amends Subtopic 350-40 by removing references to prescriptive software development stages and introducing a principles-based approach for capitalizing costs. Under this approach, capitalization begins when management has authorized and committed to funding and it is probable that the project will be completed and used as intended. Additionally, the ASU introduces a framework for assessing significant development uncertainty, clarifies that specific asset disclosures apply to all capitalized internal-use software costs, and consolidates guidance for website development costs into Subtopic 350-40.
Effective Date: ASU 2025-06 is effective for all entities for fiscal years beginning after December 15, 2027. Early adoption is permitted.
The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow Scope Improvements. This update clarifies and refines the guidance in ASC 270 to improve how entities prepare and disclose interim financial statements and notes in accordance with U.S. GAAP.
Summary: The update specifies that ASC 270 applies to all entities that provide a complete set of interim financial statements with notes. It clarifies the form and content of interim financial statements and accompanying disclosures, including a consolidated list of disclosure requirements relevant for interim periods. The ASU also codifies a disclosure principle requiring entities to report material events or changes that occur after the most recent annual reporting period, such as significant changes in estimates, accounting policies, or contingencies. These amendments improve clarity, consistency, and ease of application but do not change the fundamental nature of interim reporting.
Effective Date: ASU 2025-11 is effective for public business entities for interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its interim financial statements but does not expect it to have a material impact.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock, which eliminates diversity in practice by providing explicit guidance for instruments that previously lacked specific treatment under U.S. GAAP.
Summary: The update clarifies that issuers must initially measure paid-in-kind (PIK) dividends on equity-classified preferred stock using the contractually stated dividend rate rather than the fair value of the underlying shares. It also establishes consistent presentation and disclosure requirements for the issuance of these shares.
Effective Date: ASU 2026-01 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note 5. Concentration of credit risks

Financial instruments subject to credit risk

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Group's cash and cash equivalents are mostly held with one large financial institution. Management believes that the financial institution that holds most of its cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.

Customer concentration

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. It generally does not require collateral on trade accounts receivable.

Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for the six months ended June 30, 2026 and 2025, and the clients whose net trade accounts receivable balances (excluding related party receivables) represented 10% or more of total consolidated net trade accounts receivable balances as of June 30, 2026 and December 31, 2025. In addition, the Group notes that some of its clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in the Group's customer orders which would adversely affect its operating results.

Revenue concentration	**Unaudited 6 months ended June 30,**	
(% of total revenue)	**2026**	**2025**
Semiconductors segment		
International computer and hardware manufacturer	14%	8%
International distributor of semiconductors, electronics	15%	9%

Receivables concentration	**As of June 30, 2026 (unaudited)**		**As of December 31, 2025**	
(% of total accounts receivable and maximum amount of loss due to credit risk)	**%**	**USD'000**	**%**	**USD'000**
Semiconductors segment				
International computer and hardware manufacturer	15%	856	25%	1,196
International distributor of semiconductors, electronics	11%	617	3%	134

Note 6. Business Combination

On June 1, 2026 (the "Acquisition Date"), WISeKey, through its subsidiary SEALSQ, obtained control of Wecan, a Swiss company operating a blockchain-based digital infrastructure platform focused on secure, decentralized data exchange. The acquisition expands the Group's secure digital identity and blockchain capabilities and is expected to provide technology, commercial and operational synergies.
The Group initially acquired a 31.87% equity interest in Wecan on June 27, 2025, for total consideration of USD 3.5 million and accounted for the investment under the equity method. The carrying amount of the investment was USD 3.4 million as of December 31, 2025. Immediately before the Acquisition Date, the Group continued to own 31.87% of Wecan's outstanding ordinary shares. Through subscriptions in Wecan capital increases of CHF 5 million (USD 6.4 million at historical rate), the Group increased its ownership to 55.52% of the outstanding ordinary shares (51.93% on a fully diluted basis) and obtained control.
The acquisition was accounted for as a business combination achieved in stages in accordance with ASC 805 with SEALSQ identified as the accounting acquirer. The assets, liabilities and results of Wecan have been included in the Group's condensed consolidated financial statements from June 1, 2026.

The form of consideration for the newly acquired interest was cash subscribed through capital increase. The preliminary acquisition-date fair value attributable to the acquisition consisted of the following components:

	USD'000
Fair value of previously held equity interest	3,097
Fair value of interest acquired through the June 2026 capital increase	6,423
Total consideration attributable to SEALSQ	**9,520**
Fair value of noncontrolling interests ("NCI")	7,627
Aggregate acquisition-date fair value, including NCI	**17,147**

The amounts above are based on the implied Acquisition Date equity value derived from the June 2026 capital increase. The USD 6.4 million fair value of the newly acquired interest represents SEALSQ's cash subscription in the capital increase at historical rate. The subscription cash was received by Wecan before the Acquisition Date and included in restricted cash in the Acquisition Date balance sheet. It remained in restricted cash as of June 30, 2026, and was translated into USD at the period-end exchange rate. The acquired assets table below presents the gross acquisition-date balances recognized in consolidation. Noncontrolling interests were measured at fair value using the implied equity value and the applicable ownership percentage.

Immediately before the Acquisition Date, the Group remeasured its previously held equity interest in Wecan to its acquisition-date fair value of USD 3.1 million, resulting in a remeasurement loss of USD 320 thousand. Upon obtaining control, USD 50 thousand of accumulated other comprehensive income related to the previously held interest was reclassified to earnings, resulting in a net acquisition-date loss of USD 270 thousand. The remeasurement loss and related AOCI reclassification are presented in non-operating expense and non-operating income, respectively.

In connection with the acquisition, SEALSQ entered into a shareholders' agreement that provides SEALSQ with an irrevocable call option to acquire all remaining shares of Wecan held by the noncontrolling shareholders. The option is exercisable solely at SEALSQ's discretion beginning on the third anniversary of the Acquisition Date. The call option is an embedded feature of the noncontrolling interest and does not result in recognition of a separate derivative asset or liability or classification of the noncontrolling interest as redeemable equity.

The following table summarizes the preliminary allocation of the acquisition-date fair value as of June 1, 2026:

	USD'000
Restricted cash	6,527
Technology	4,062
Trademarks	1,248
Cash and cash equivalents	455
Prepaid expenses and other current assets	286
Crypto assets	71
Accounts receivable	66
Total assets acquired, excluding goodwill	12,715
Deferred income tax liability	(770)
Other current liabilities	(398)
Deferred revenue	(309)
Employee benefit obligation	(295)
Accounts payable	(5)
Total liabilities assumed	(1,777)
Net identifiable assets acquired	10,938
Goodwill	6,209
Aggregate acquisition-date fair value, including NCI	17,147

The acquisition-date amounts recognized are provisional because the Group has not completed its assessment of certain acquired assets and liabilities, including the valuation of acquired intangible assets, deferred revenue, employee benefit obligations and the related deferred tax effects. The Group expects to finalize these valuations and the resulting goodwill within the measurement period, which will not exceed one year from the Acquisition Date. Measurement-period adjustments will be recognized in the reporting period in which the adjustment amounts are determined, including the related effects on earnings calculated as if the revised provisional amounts had been recognized on the Acquisition Date.

Goodwill represents the excess of the aggregate acquisition-date fair value over the fair value of identifiable assets acquired and liabilities assumed. Goodwill is primarily attributable to the expected benefits from Wecan's assembled workforce, future technology development, commercial expansion and other synergies that do not qualify for separate recognition as identifiable intangible assets. Goodwill has been allocated provisionally to the reporting unit included within the Group's non-reportable segment. Goodwill is recorded in Wecan's functional currency (CHF), is translated into USD at each reporting date in accordance with ASC 830.

Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it may be impaired, in accordance with ASC 350. No impairment indicators were identified as of June 30, 2026. Goodwill is not expected to be deductible for income tax purposes.

The acquired technology and trademarks are being amortized on a straight-line basis over preliminary estimated useful lives of 15 years. The weighted-average useful life of the acquired identifiable intangible assets is approximately 15 years.

	USD'000
Technology	4,062
Trademarks	1,248
Acquired identifiable intangible assets	**5,310**

For the period from June 1, 2026, through June 30, 2026, Wecan contributed revenue of USD 24,333 and net loss of USD 148,543 to the Group's condensed consolidated results.

Supplemental Pro Forma Information (Unaudited)

The following unaudited pro forma consolidated financial information presents the combined results of WISeKey and Wecan as if the acquisition had occurred on January 1, 2025:

	6 months ended June 30,	
USD'000	**2026**	**2025**
Revenue	11,770	5,921
Net income (loss)	(36,829)	(23,527)

The unaudited pro forma financial information includes adjustments to reflect incremental amortization of acquired identifiable intangible assets, related income tax effects, the acquisition-date remeasurement of the previously held equity interest, acquisition-related transaction costs and elimination of intercompany transactions. The pro forma financial information does not reflect potential synergies or integration costs and is not necessarily indicative of the results that would have occurred or of future results.

Note 7. Asset acquisition

On June 1, 2026, WISeKey, through its subsidiary SEALSQ Corp, acquired 100% of the outstanding shares of Miraex SA, a Swiss technology company focused on photonic integrated circuit technologies for quantum computing and quantum communications.
The Group evaluated the acquisition under ASC 805, Business Combinations, and elected to apply the optional concentration test. Approximately 92.9% of the fair value of the gross assets acquired was concentrated in Miraex' proprietary Thin Film Lithium Tantalate photonic integrated circuit technology. Accordingly, substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset or group of similar identifiable assets, the acquired set did not meet the definition of a business, and the transaction was accounted for as an asset acquisition in line with ASC 805.

The total acquisition cost was USD 5.8 million (CHF 4.6 million) and consisted of the following components:

	USD'000
Base purchase price	5,046
Amounts paid to third-party convertible-loan holders	724
Direct transaction costs	75
Total acquisition cost paid in cash	**5,845**

Direct transaction costs were capitalized as part of the cost of the asset acquisition. SEALSQ's CHF 0.5 million pre-closing convertible loan entered into on March 24, 2026, with Miraex, which was applied toward SEALSQ's capital subscription at closing but was not included in the above base purchase price, and a separate CHF 0.5 million capital contribution to fund Miraex' operations and development were accounted for as separate shareholder capital transactions and were not included in acquisition cost.

The following table summarizes the allocation of acquisition cost as of June 1, 2026:

	USD'000
Acquired technology	7,524
Property, plant and equipment	261
Cash and cash equivalents	254
Inventory	118
Other receivables	81
Other assets	56
Total assets acquired	**8,294**
Deferred income tax liability	(1,128)
Financial liabilities	(765)
Pension liabilities	(270)
Accounts payable	(161)
Other liabilities	(125)
Total liabilities assumed	**(2,449)**
Net assets acquired / total acquisition cost	**5,845**

The acquisition cost was allocated to the assets acquired and liabilities assumed based on their relative fair values, subject to the requirements of other applicable US GAAP guidance. The principal asset recognized was acquired technology with an initial carrying amount of USD 7.5 million (CHF 5.9 million). A deferred income tax liability of USD 1.1 million (CHF 0.9 million) was recognized in connection with the acquired technology. Because the transaction was accounted for as an asset acquisition, no goodwill was recognized.

The acquired technology is being amortized on a straight-line basis over its estimated useful life of 14.6 years. Amortization commenced on June 1, 2026.

Note 8. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

USD'000	As of June 30, 2026 (unaudited) Carrying amount	Fair value	As of December 31, 2025 Carrying amount	Fair value	Fair value level	*Note ref.*
Recurring fair value measurements						
Available-for-sale debt securities, noncurrent	128	128	129	129	3	*20*
Investment, current	2,449	2,449	10,032	10,032	2	*12*
Crypto assets	87	87	121	121	1	*17*

The following methods and assumptions were used to estimate the fair value of the Group's financial instruments:

- Available-for-sale debt securities, noncurrent - fair value remeasured as of reporting period, based on information available.
- Investment, current – consists of a managed investment account held with UBS Switzerland AG. Although the account is made up of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances, with fair value levels ranging from Level 1 to Level 3, fair value is remeasured as of reporting period, based on the statement of assets made available by UBS at the reporting date, which falls under Level 2.
- Crypto assets measured at fair value - fair value remeasured as of reporting period, based on quoted prices on crypto exchanges.

The carrying amounts of accounts receivable, accounts payable, notes payable and indebtedness to related parties approximate their fair values due to the short-term nature of these instruments. The carrying amount of bonds, mortgages and other long-term debt approximates fair value as the underlying interest rates are consistent with current market rates. These financial instruments are not measured at fair value on a recurring or nonrecurring basis and are accordingly not included in the fair value hierarchy table above; the fair value information above is provided solely in accordance with ASC 825-10-50-10.
Investments in equity securities without a readily determinable fair value are accounted for under the measurement alternative in ASC 321 (cost minus impairment), adjusted for observable price changes, if any, and are therefore not fair value measurements; see Note 23 for the related carrying amounts and impairment assessment.

Note 9. Cash and cash equivalents

Cash and cash equivalents consisted of cash held in bank accounts with major financial institutions, USD fiat balances held on the Coinbase platform that are immediately withdrawable and not subject to restrictions, and investments in money market funds. Cash at banks represents deposits that are readily available. Money market funds represent highly liquid investments that are readily convertible into cash.

Note 10. Accounts receivable

Accounts receivable balance consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Trade accounts receivable	6,069	5,283
Allowance for credit losses	(403)	(416)
Accounts receivable from other related parties	2,113	143
Accounts receivable from Board members	-	7
Accounts receivable from underwriters, promoters, and employees	111	77
Other accounts receivable	161	15
Total accounts receivable, net of allowance for credit losses	**8,051**	**5,109**

As of June 30, 2026, accounts receivable from other related parties consisted of receivable balances from OISTE, as well as receivables from Quantix Edge Security and Quobly (See Note 40 for details on related parties).

Note 11. Inventories

Inventories consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Raw materials	500	670
Work in progress	597	192
Finished Goods	1,004	1,150
Total inventories	**2,101**	**2,012**

Note 12. Investment, current

Managed Investment Account

In November 2025, the Group entered into a discretionary asset management arrangement with UBS Switzerland AG ("UBS") and opened an investment account under the UBS "Manage Premium" mandate (the "UBS Investment Account). Under the terms of the arrangement, UBS is authorized to manage the assets held in the UBS Investment Account on a discretionary basis within agreed investment parameters. The UBS Investment Account is maintained for investment purposes and not for day-to-day operating cash needs.

The UBS Investment Account consists of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances held to facilitate portfolio management.

The UBS Investment Account is classified as current investments and is measured at fair value at each reporting date. Changes in fair value, including unrealized gains and losses, are recognized in earnings. Fair value is determined based on UBS account statements reflecting observable market prices for the underlying investments.

Cash balances and call deposits held within the UBS Investment Account are not segregated or designated for operating use and are maintained as part of the overall investment strategy. Accordingly, such balances are not classified as cash and cash equivalents

Note 13. Government assistance

SEALSQ France SAS and IC'Alps SAS are eligible for research tax credits provided by the French government. As of June 30, 2026, and December 31, 2025, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 6,613,247 and USD 4,578,813, each translated at the period-end exchange rate.

The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. Refundable R&D tax credits are accounted for as government assistance in accordance with ASC 832 and are recognized in the consolidated financial statements consistent with the Group's accounting policy.

In addition, the Companies are also entitled to receive other grants, including interest subvention—a government incentive that subsidizes or reduces the interest cost on eligible borrowings (see Note 28 for further details)—as well as reimbursements for certain expenses.

Note 14. Other current assets

Other current assets consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Value-Added Tax receivable	1,678	1,536
Advanced payment to suppliers	235	303
Deposits, current	32	5
Customer contract assets, current	-	467
Other current assets	49	42
Total other current assets	**1,994**	**2,353**

Note 15. Deferred tax credits

Most of the Group deferred tax credits balance relates to Swiss withholding tax charged on financial interest that is recoverable after the end of each tax year.

Note 16. Property, plant and equipment

Property, plant and equipment, net consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Buildings and leasehold improvements	218	224
Computer equipment and licenses	2,443	1,949
Machinery & equipment	9,433	8,275
Office equipment and furniture	3,401	3,428
Total property, plant and equipment gross	15,495	13,876
Accumulated depreciation for:		
Buildings and leasehold improvements	(27)	(13)
Computer equipment and licenses	(1,818)	(1,736)
Machinery & equipment	(5,322)	(5,006)
Office equipment and furniture	(3,286)	(3,317)
Total accumulated depreciation	(10,453)	(10,072)
Total property, plant and equipment, net	**5,042**	**3,804**
Depreciation charge for the six months ended June 30, 2026	456	379

The Group evaluated property, plant and equipment and other long-lived assets under ASC 360 and concluded that the relevant asset groups were recoverable. Accordingly, no impairment loss was recognized as of June 30, 2026.

The useful economic lives of property, plant and equipment are as follows:

- Machinery, equipment and production tools 5 to 10 years
- Office equipment and furniture 2 to 5 years
- Production masks 5 years
- Probe cards 5 years
- Licenses 3 years
- Software 1 year

Note 17. Intangible assets

Intangible, crypto assets and future amortization expenses consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Crypto assets and related balances:		
WECAN tokens	-	500
Crypto assets measured at fair value:		
Ethereum (ETH), Polygon (POL)	6	121
USDC tokens and related market-maker receivable	81	-
Total crypto assets, net	**87**	**621**
Intangible assets subject to amortization:		
Trademarks	2,067	834
Patents	2,282	2,281
License agreements	16,179	16,535
Customer Relationships	12,730	13,127
Technology	12,908	-
Other intangibles	9,869	11,662
Total intangible assets gross	56,035	44,439
Accumulated amortization for:		
Trademarks	(237)	(190)
Patents	(2,281)	(2,281)
License agreements	(14,208)	(13,549)
Customer Relationships	(614)	(288)
Technology	(219)	-
Other intangibles	(8,153)	(7,679)
Total accumulated amortization	(25,712)	(23,987)
Total intangible assets subject to amortization, net	**30,323**	**20,452**
Total intangible assets, net	**30,410**	**21,073**
Amortization charge for the six months ended June 30,	2,305	-

Management evaluated the acquired identifiable intangible assets and other long-lived assets under ASC 360 and concluded that the asset group was recoverable, and no impairment loss was required as of June 30, 2026.

At December 31, 2025, the Group held 195,788,312 WECAN utility tokens received through token purchase and service arrangements with Wecan. Because Wecan was a related party, the WECAN tokens were outside the scope of ASC 350-60 and were accounted for as indefinite-lived intangible assets under ASC 350-30 using a cost-less-impairment model.
Immediately prior to obtaining control of Wecan on June 1, 2026, the carrying amount of the WECAN tokens was USD 561,377. Based on observable market pricing at May 31, 2026, the Group recognized an impairment loss of USD 322,668, reducing the carrying amount to USD 238,709.
Upon consolidation of Wecan on June 1, 2026, the remaining USD 238,709 carrying amount was derecognized because WECAN is issued by a consolidated subsidiary and no corresponding obligation was recognized within Wecan. Accordingly, the consolidated carrying amount of WECAN tokens was nil at June 30, 2026.
The Group continues to track the underlying WECAN token quantities notwithstanding the nil carrying amount at June 30, 2026. Any subsequent external transfer or disposal will be accounted for based on the terms and substance of the transaction.

At June 30, 2026, the Group held 65,412 USDC tokens through Wecan's Uniswap liquidity arrangement. The USDC tokens were owned and withdrawable by Wecan and had a fair value of USD 65,412 at June 30, 2026. The remaining USD 16,214 included within crypto assets and related balances relates to a market-maker receivable.

As of June 30, 2026, a balance of USD 2,786,454 of license fees was outstanding in line with agreed payment terms, made up of USD 1,906,039 payable in the next 12 months recorded in accounts payable and USD 880,415 payable in long-term recorded in other noncurrent liabilities on the consolidated balance sheet.

The Group also holds crypto assets consisting of Ethereum (ETH) and Polygon (POL), which are within the scope of ASC 350-60. These crypto assets are measured at fair value at each reporting date, with changes in fair value recognized in net income.
As of June 30, 2026, the Group held 3.63 ETH and 1,196.71 POL with an aggregate fair value of USD 5,774. For the six months ended June 30, 2026, the Group recognized a loss of USD 3,464 in non-operating expense related to changes in fair value of these crypto assets.
The following table presents a reconciliation of crypto assets measured at fair value (ETH and POL), which excludes WECAN tokens accounted for as indefinite-lived intangible assets under ASC 350-30.

Crypto assets measured at fair value (ETH and POL) **USD'000**	**Unaudited 6 months ended June 30, 2026**
Beginning balance at fair value	121
Sale of crypto assets	(112)
Loss from changes in fair value	(3)
Ending balance ETH and POL	**6**

The useful economic lives of intangible assets are as follows:

- Technology 15 years
- Trademarks 9 to 15 years
- Patents 5 to 10 years
- License agreements 1 to 3 years
- Customer relationships 19 years
- Other intangibles 2 to 9 years

Future amortization charges are detailed below:

Future estimated aggregate amortization expense **Year**	**USD'000**
2026	2,647
2027	3,306
2028	2,053
2029	1,786
2030 and beyond	20,531
Total intangible assets subject to amortization, net	**30,323**

Note 18. Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As of June 30, 2026, the Group's operating leases relate to premises and office equipment. The Group does not sublease. All of its operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

As of June 30, 2026, the Group holds five finance leases relating to IT equipment. During the six months ended June 30, 2026, the Group completed one sale and leaseback transaction relating to IT equipment. The transaction met the criteria for a sale under ASC 606, and, accordingly, the Group derecognized the assets sold and recognized a right-of-use asset and lease liability in accordance with ASC 842. The leaseback arrangements are classified as finance leases.

During the six months ended June 30, 2026, and 2025, the Group recognized rent expenses associated with its leases as follows:

	Unaudited 6 months ended June 30,	
USD'000	**2026**	**2025**
Finance lease cost		
Amortization of right-of-use assets	37	-
Interest on lease liabilities	2	-
Operating lease cost:		
Fixed rent expense	590	323
Variable lease cost	70	-
Short-term lease cost	-	-
Net lease cost	**699**	**323**
Lease cost - Cost of sales		-
Lease cost - General & administrative expenses	699	323
Net lease cost	**699**	**323**

During the six months ended June 30, 2026, and 2025, the Group had the following cash and non-cash activities associated with its leases:

USD'000	**As of June 30, 2026 (unaudited)**	**As of June 30, 2025 (unaudited)**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	590	337
Financing cash flows from finance leases	39	-
Non-cash investing and financing activities:		
Net lease cost	699	323
Additions to ROU assets obtained from:		
New operating lease liabilities		70
New finance lease liabilities	39	-

The following table provides the details of right-of-use assets and lease liabilities as of June 30, 2026 and December 31, 2025.

USD'000	**As of June 30, 2026 (unaudited)**	**As of December 31, 2025**
Right-of-use assets:		
Operating leases	5,975	6,366
Finance leases	87	126
Total right-of-use assets	**6,062**	**6,492**
Lease liabilities:		
Operating leases	5,910	6,468
Finance leases	90	129
Total lease liabilities	**6,000**	**6,597**

As of June 30, 2026, future minimum annual lease payments were as follows:

Year	**USD'000 Operating**	**USD'000 Finance**	**USD'000 Total**
2026	572	28	**600**
2027	877	52	**929**
2028	858	36	**894**
2029	857	9	**866**
2030 and beyond	3,586	10	**3,596**
Total future minimum operating and finance lease payments	**6,750**	**135**	**6,885**
Less effects of discounting	(840)	(45)	(885)
Lease liabilities recognized	**5,910**	**90**	**6,000**

As of June 30, 2026, the weighted-average remaining lease term was 7.52 years for operating leases and 2.90 years for finance leases.

As leases do not provide an implicit rate, the Group calculated an estimate rate based upon the estimated incremental borrowing rate of the Group. The weighted average discount rate associated with operating lease as of June 30, 2026 was 3.79%. The weighted average discount rate associated with finance lease as of June 30, 2026 was 2.92%.

Note 19. Goodwill

The Group performs its annual goodwill impairment test on October 1 of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Under the quantitative test, the fair value of each reporting unit is compared with its carrying amount, including goodwill. If the carrying amount exceeds the reporting unit's fair value, an impairment charge is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to that reporting unit

Impairment reviews have been conducted for the goodwill allocated to the reporting unit ("RU") relating to the acquisition of SEALSQ France SAS (formerly WISeKey Semiconductors SAS) in 2016. Fair value has been primarily determined using the market approach based on the quoted market price of its publicly traded subsidiary, SEALSQ Corp, the main component of which is SEALSQ France SAS. The Company believes that the quoted share price of SEALSQ Corp provides a reliable observable input (Level 1) under ASC 820. Fair value is higher than its carrying value. Based on the analysis performed, the Company concluded that no impairment of goodwill existed for the SEALSQ France SAS reporting unit as of June 30, 2026.

In the ASIC segment, goodwill relates to the acquisition of IC'Alps, which represents the reporting unit for purposes of goodwill impairment testing. During the six months ended June 30, 2026, management reviewed IC'Alps' performance against budget as part of its interim goodwill impairment assessment. Based on this assessment, including current project activity and the longer-term business outlook, management concluded that a quantitative goodwill impairment test was not required, and no impairment loss was recognized as of June 30, 2026. The Group's next annual goodwill impairment test will be performed as of October 1, 2026.

Goodwill arising from the Wecan acquisition is included within the Group's non-reportable segment. Management evaluated whether any events or changes in circumstances through June 30, 2026, indicated that the goodwill may be impaired. No such indicators were identified, and no impairment loss was recognized as of June 30, 2026.

IC'Alps' functional currency is the Euro (EUR) and Wecan's functional currency is the Swiss Franc (CHF). Accordingly, goodwill recognized in connection with these acquisitions was recorded in the respective functional currencies and is translated into the Group's reporting currency (USD) at each reporting date in accordance with ASC 830. Translation adjustments are recorded in accumulated other comprehensive income and do not impact net income.

USD'000	ASIC Segment	Semiconductors Segment	Non-reportable Segment	Total
Goodwill balance as of December 31, 2024	**-**	**8,317**	**-**	**8,317**
Goodwill acquired during the year	5,504	-	-	5,504
Currency translation adjustment	152	-	-	152
Impairment losses	-	-	-	-
As of December 31, 2025				
Goodwill	5,504	8,317	-	13,821
Accumulated currency translation adjustment	152	-	-	152
Goodwill balance as of December 31, 2025	**5,656**	**8,317**	**-**	**13,973**
Goodwill acquired during the year	-	-	6,209	6,209
Currency translation adjustment	(170)	-	-	(170)
Impairment losses	-	-	-	-
As of June 30, 2026				
Goodwill	5,504	8,317	6,209	20,030
Accumulated currency translation adjustment	(18)	-	-	(18)
Goodwill balance as of June 30, 2026	**5,486**	**8,317**	**6,209**	**20,012**

The assessment of goodwill impairment requires judgment, including the evaluation of qualitative factors such as operating performance, projected cash flows, industry and market conditions, and other relevant events and circumstances. Changes in these factors could result in future impairment charges.

Note 20. Available-for-sale debt securities, noncurrent

The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value of the Group's available-for-sale debt securities. Unrealized gains and losses are recorded in other comprehensive income under unrealized gain or loss on available-for-sale debt securities.

Type of security	Amortized cost USD'000	Unrealized gains USD'000	Unrealized losses USD'000	Fair value USD'000	Maturity
Convertible corporate bonds	129	-	(1)	128	1 to 5 years
Total	**129**	**-**	**(1)**	**128**	

As of June 30, 2026, the Group held one convertible corporate bond issued by ColibriTD, a French Quantum-as-a-Service (QaaS) company.

Note 21. Equity securities, at cost

Investment in FOSSA SYSTEMS s.l.

On April 8, 2021, WISeKey E.L.A. S.L. invested EUR 440,000 (USD 475,673 at historical rate) to acquire an equity interest in FOSSA SYSTEMS S.L. ("FOSSA"), a Spanish aerospace company providing picosatellites for Low Earth Orbit services, including satellite design, launch and operations.

During the six months ended June 30, 2026, WISeSAT.Space Iberica S.L., a subsidiary of the Group, invested an additional EUR 1,087,633 to acquire 18,052 Series B1A shares of FOSSA. Following this investment, the Group does not control FOSSA and does not have the ability to exercise significant influence over FOSSA.

The Group's investments in FOSSA do not have readily determinable fair values. The Group has elected the measurement alternative under ASC 321, under which each investment is measured at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer.

As of June 30, 2026, the Group performed a qualitative impairment assessment and evaluated available transactions involving FOSSA securities for observable price changes. The Group considered the differing economic and governance rights of the securities issued in FOSSA's financing transactions and concluded that no transaction required an adjustment to the carrying amount of the Group's existing investments. No impairment loss or adjustment for observable price changes was therefore recorded during the six months ended June 30, 2026.

As of June 30, 2026, the aggregate carrying amount of the Group's investments in FOSSA was EUR 1,527,633 (USD 1,740,206 at the closing exchange rate), comprising the historical EUR 440,000 investment and the EUR 1,087,633 Series B1A investment made during the period.

Investment in Quobly and Joint Cooperation Agreement

On May 26, 2026, SEALSQ acquired 16,666 Series A preferred shares of Quobly SAS ("Quobly"), a French quantum computing company developing silicon-based quantum processors, together with attached anti-dilution warrants, for aggregate consideration of EUR 14,999,400. The investment represents approximately 7.4% ownership of Quobly on a non-diluted basis and is accounted for by the Group as an investment in equity securities under ASC 321. As Quobly is a privately held company and the investment does not have a readily determinable fair value, the investment is measured using the measurement alternative and is recorded at cost, less impairment, and adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer.

As of June 30, 2026, the carrying amount of the investment was USD 17,453,872 (EUR 14,999,400), and management concluded that no impairment indicators or observable price changes requiring adjustment existed.

In connection with the investment, SEALSQ entered into a five-year Joint Cooperation Agreement with Quobly under which Quobly committed to place a minimum of EUR 5.0 million of orders over the term of the agreement through Statements of Work and to make annual prepayments of EUR 1.0 million. As of June 30, 2026, the Group recognized the initial EUR 1.0 million prepayment as a receivable and corresponding current contract liability; no related revenue was recognized. Refer to Note 40 for the related-party disclosure.

Note 22. Investments in unconsolidated affiliates

Quantix Edge Security S.L.

On September 11, 2025, WISeKey and SEALSQ made aggregate capital contributions of EUR 3.825 million to Quantix Edge Security, S.L. ("Quantix"), a Spanish joint venture, representing a combined Group ownership interest of 25.5%. The Group determined that it does not control Quantix but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method of accounting. The investment was initially recorded at cost. No material basis differences requiring amortization were identified at the acquisition date.

Quantix was in a pre-operational stage as of June 30, 2026. An equity method loss of USD 213,991 was recognized for the six months ended June 30, 2026. During the period, the Group also recorded an immaterial correction to the carrying amount of the investment related to the application of WISeKey's CHF functional currency. The carrying amount of the investment was approximately USD 4,262,000 as of June 30, 2026, and approximately USD 4,476,000 as of December 31, 2025. No impairment was identified as of June 30, 2026.

Management evaluated the significance of Quantix under Rule 1-02(w) of Regulation S-X as of and for the six months ended June 30, 2026. None of the applicable thresholds exceeded 20%. Accordingly, summarized financial information is not required.

Note 23. Investment in SAFE

Investment in EeroQ – SAFEs

On December 4, 2025, February 16, 2026, and May 25, 2026, the Group entered into Simple Agreements for Future Equity ("SAFEs", and individually, "SAFE") with EeroQ Corporation ("EeroQ"), a privately held U.S.-based quantum computing company. The investments do not convey equity ownership, voting rights, or significant influence at inception.

The Group invested an aggregate of USD 7.0 million under the SAFEs, consisting of an initial investment of USD 1.0 million in December 2025, USD 1.0 million in February 2026, and a further investment of USD 5.0 million in May 2026.

The SAFEs provide the Group with contractual rights to receive equity interests or cash upon the occurrence of specified future events, including qualifying equity financing, liquidity events, or dissolution events.

The investments are measured at cost less impairment as they do not have a readily determinable fair value. The Group evaluates the investments for impairment and observable price changes in orderly transactions for identical or similar investments of the same issuer at each reporting date.

As of June 30, 2026, the carrying amount of the SAFE investments was USD 7.0 million. Management concluded that no impairment indicators or observable price changes requiring adjustment were identified during the period.

Note 24. Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 25. Accounts payable

The accounts payable balance consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Trade creditors	5,630	4,994
Accounts payable to Board members	264	909
Accounts payable to other related parties	430	183
Accounts payable to underwriters, promoters, and employees	13,010	4,575
Other accounts payable	7,632	8,546
Total accounts payable	**26,966**	**19,207**

As of June 30, 2026, accounts payable to Board Members consisted of payables to members of the Board related to compensation and reimbursement matters totaling USD 263,703 (see Note 40).

As of June 30, 2026, accounts payable to other related parties consisted of USD 285,851 payable to OISTE, USD 139,051 payable to the related parties of Carlos Moreira and USD 5,158 payable to Antoine Kohler (see Note 40 for details).

Accounts payable to underwriters, promoters and employees consist primarily of amounts payable to employees for accrued vacation days, bonuses and 13th-month compensation across WISeKey.

Other accounts payable consist primarily of amounts due or accrued for professional services (e.g., legal, accounting and audit services) and related employee social charges.

Note 26. Notes payable

As of June 30, 2026, notes payable consisted of short-term borrowings and the current portion of long-term borrowings. For further information regarding repayment terms and interest rates, refer to Note 28.

Note 27. Other current liabilities

Other current liabilities consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Other tax payable	1,738	1,514
Stamp duty liability	6,779	5,761
Customer contract liability, current	1,637	1,773
Stock-based compensation liability, current	1,752	5,084
Supplier contract liability	328	-
Other current liabilities	186	-
Total other current liabilities	**12,420**	**14,132**

Note 28. Bonds, mortgages and other long-term debt

Borrowings as of June 30, 2026, primarily relate to financing arrangements held by IC'Alps. The Group also assumed certain borrowings in connection with the acquisition of Miraex on June 1, 2026. Debt is classified as current or noncurrent based on the contractual terms of the respective arrangements and the Group's right to defer settlement as of June 30, 2026. Interest expense is recognized using the effective interest method in accordance with ASC 835-30, as applicable.

Debt consisted of the following:

USD'000	As of June 30, (unaudited) 2026	As of December 31, 2025
Bpifrance Innovation R&D Loan	425	499
Bpifrance Innovation Loan	365	403
PGE loans (CIC, Bpifrance and BNP)	178	394
Recoverable advances – Bpifrance (Innovation and BELICIM)	175	382
Miraex borrowings	109	-
COVID-19 loans	85	117
Convertible notes	10	10
Total debt	**1,347**	**1,805**
Less: current portion	**(623)**	**(748)**
Noncurrent portion	**724**	**1,057**

The aggregate contractual principal maturities of debt as of June 30, 2026, are presented below. Amounts represent contractual principal repayments, translated using June 30, 2026, exchange rates, and exclude interest and unamortized discounts.

Year	USD'000
2026	446
2027	459
2028	293
2029	199
2030 and thereafter	28
Total contractual principal	**1,425**

Bpifrance Innovation – Research & Development Loan Agreement

On June 30, 2022, Bpifrance Financement granted IC'Alps an Innovation – Research & Development Loan in the amount of EUR 500,000 to support an R&D program focused on optimizing the energy consumption of integrated circuits. The loan is repayable over 31 quarters with the final installment scheduled for March 31, 2030, and bears a fixed interest rate of 2.06% per annum. A processing fee was withheld from the proceeds at issuance.

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.

As of December 31, 2025, the Group owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 325,000 (USD 381,765) and current debt in an aggregate amount of EUR 100,000 (USD 117,466).

As of June 30, 2026, the carrying amount of the loan was EUR 372,940 (USD 424,835), of which EUR 98,260 (USD 111,933) was classified as current and EUR 274,680 (USD 312,903) was classified as noncurrent.

Bpifrance Innovation Loan

On June 30, 2022, Bpifrance Financement granted IC'Alps a business loan in the amount of EUR 500,000 to support the financing of intangible expenses related to the industrial and commercial launch of an innovation. The loan is repayable over a seven-year period ending June 30, 2029, and bears a fixed interest rate of 4.29% per annum. A processing fee was withheld from the proceeds at issuance.

The loan was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 5.25% per annum.

As of December 31, 2025, the Group owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 271,255 (USD 318,633) and current debt in an aggregate amount of EUR 72,050 (USD 84,635).

As of June 30, 2026, the carrying amount of the loan was EUR 319,880 (USD 364,392), of which EUR 97,455 (USD 111,016) was classified as current and EUR 222,425 (USD 253,376) was classified as noncurrent.

PGE loan – CIC Lyonnaise de Banque

On May 12, 2020, CIC Lyonnaise de Banque granted IC'Alps a state-guaranteed cash-flow loan ("PGE") in the amount of EUR 600,000 as part of the French government's COVID-19 economic support measures. Following an amendment effective May 15, 2021, IC'Alps rescheduled repayment over a 60-month period and became liable for interest at a fixed rate of 0.70% per annum on the outstanding principal (together with guarantee fees).

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.
As of December 31, 2025, the Group owed CIC Lyonnaise de Banque current debt in an aggregate amount of EUR 63,287 (USD 74,340).
The facility was substantially repaid by June 30, 2026.

PGE Soutien Innovation loan – Bpifrance

On June 15, 2020, Bpifrance Financement granted IC'Alps a state-guaranteed cash-flow loan (PGE Soutien Innovation) in the amount of EUR 600,000 as part of the French government's COVID-19 economic support measures. Following an amendment effective June 15, 2021, the repayment of principal and interest was rescheduled over 20 quarterly installments. Under the amended terms, interest accrues at a fixed rate of 3.35% per annum on the outstanding principal.
As of December 31, 2025, the Group owed Bpifrance Financement current debt in an aggregate amount of EUR 75,000 (USD 88,100).
The facility was substantially repaid by June 30, 2026.

PGE loan – BNP Paribas

On June 14, 2022, BNP Paribas granted IC'Alps a state-guaranteed business loan in the amount of EUR 300,000 as part of the French government's COVID-19 economic support measures. Following an amendment effective June 13, 2023, repayment of principal, interest and guarantee fees was rescheduled over a 60-month period. Under the amended terms, interest accrues at a fixed rate of 3.75% per annum on the outstanding principal.
As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.
As of December 31, 2025, the Group owed BNP Paribas noncurrent debt in an aggregate amount of EUR 76,542 (USD 89,911) and current debt in an aggregate amount of EUR 120,333 (USD 141,339).
As of June 30, 2026, the aggregate carrying amount of the CIC, Bpifrance and BNP PGE loan population was EUR 156,585 (USD 178,374), of which EUR 75,940 (USD 86,507) was classified as current and EUR 80,645 (USD 91,867) was classified as noncurrent. The balance principally relates to the BNP Paribas facility.

Recoverable advance from Bpifrance ("Avance Innovation")

On July 3, 2018, Bpifrance Financement granted IC'Alps an interest-free repayable advance ("Avance Innovation") in the amount of EUR 652,000 to support the development of analog and digital components for ultrasonic solutions. The advance was disbursed in three instalments (subject to conditions) and is repayable in 20 equal quarterly installments beginning December 31, 2021, and ending September 30, 2026.
As the advance is interest-free, it was initially measured at fair value. Interest expense is recognized subsequently using the effective interest method at an effective interest rate of 4.18% per annum. The difference between the fair value at initial recognition and the cash proceeds received was recognized as deferred income (grant component) and is recognized in income over the related period.
As of December 31, 2025, the Group owed Bpifrance Financement current debt in an aggregate amount of EUR 94,466 (USD 110,966). The current portion of deferred grant income was EUR 3,334 (USD 3,916); accordingly, the carrying value of the current debt was EUR 91,132 (USD 107,050).
As of June 30, 2026, the carrying amount of the advance was EUR 30,922 (USD 35,225), all of which was classified as current.

BELICIM project – Bpifrance grant and recoverable advance agreement

On February 28, 2020, IC'Alps entered into a multi-party aid agreement with Bpifrance Financement under the PSPC-Régions Call for Projects (BELICIM). The aid available to IC'Alps under the program was structured as (i) a recoverable advance and (ii) a grant component. The recoverable advance is repayable in four annual installments starting December 31, 2024, unless the project is declared a technico-economic failure. The recoverable advance was initially measured at fair value and interest expense is recognized subsequently over the repayment period using the effective interest method at an effective interest rate of 0.94% per annum.
As of December 31, 2025, the Group owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 167,222 (USD 196,430) and current debt in an aggregate amount of EUR 61,253 (USD 71,952).
As of June 30, 2026, the carrying amount of the recoverable advance was EUR 122,492 (USD 139,537), of which EUR 80,491 (USD 91,692) was classified as current and EUR 42,000 (USD 47,845) was classified as noncurrent.

Miraex borrowings

In connection with the acquisition of Miraex SA on June 1, 2026, the Group assumed a CHF 50,000 loan from Bühler AG and an interest-free loan from the Foundation for Technological Innovation ("FIT"). The Bühler loan bears interest at 4% per annum and matures on December 31, 2026. The FIT loan was originally issued for CHF 100,000 and is measured at amortized cost using a 4% effective interest rate. The difference between the proceeds received and the initial fair value of the FIT loan was recognized as deferred grant income and is recognized in income over the financing period.
As of June 30, 2026, the aggregate carrying amount of the Miraex borrowings was CHF 87,824 (USD 108,719), consisting of CHF 50,000 related to the Bühler loan and CHF 37,824 related to the FIT loan. The full amount was classified as current at June 30, 2026.

COVID-19 loans

On March 24, 2020, WISeKey International Holding Ltd and WISeKey SA entered into loan agreements with UBS SA under the Swiss Government-supported COVID-19 Credit Facility for aggregate proceeds of CHF 571,500. The loans, as amended, are repayable through March 2028 and bear interest at 1.5% per annum.
As of December 31, 2025, the outstanding balance on the loans was CHF 92,161 (USD 116,381).

As of June 30, 2026, the aggregate outstanding balance was CHF 68,800 (USD 84,976), of which CHF 46,600 (USD 57,556) was classified as current and CHF 22,200 (USD 27,419) was classified as noncurrent.

L1 Subscription Agreement

On October 23, 2024, the Group entered into a subscription agreement with L1 Capital Global Opportunities Master Fund ("L1") pursuant to which L1 committed to provide financing of up to USD 15 million during a 24-month commitment period ending October 22, 2026. Notes issued under the facility are unsecured, non-interest-bearing and convertible into WISeKey Class B shares in accordance with the terms of the facility.

During the six months ended June 30, 2026, there were no subscriptions or conversions under the facility. As of June 30, 2026, convertible notes with an aggregate principal amount and carrying amount of USD 10,000 remained outstanding, and the remaining available commitment under the facility was USD 13.75 million.

Anson Subscription Agreement

On October 23, 2024, the Group entered into a subscription agreement with Anson Investments Master Fund LP ("Anson") pursuant to which Anson committed to provide financing of up to USD 15 million during a 24-month commitment period ending October 22, 2026. Notes issued under the facility are unsecured, non-interest-bearing and convertible into WISeKey Class B shares in accordance with the terms of the facility.

During the six months ended June 30, 2026, there were no subscriptions or conversions under the facility. As of June 30, 2026, there was no convertible note outstanding and the remaining available commitment under the facility was USD 13.75 million.

Indebtedness to related parties

As of June 30, 2026, the Group had current indebtedness to related parties of USD 81,847, primarily comprising loans from the noncontrolling shareholders of WISeKey SAARC Ltd. The Group also had noncurrent indebtedness to related parties of USD 1,170,519 relating to an unused vacation allowance payable to Peter Ward. Refer to Note 40 for further information regarding related-party balances and transactions.

Note 29. Employee benefit plans

Defined benefit post-retirement plan

The Group maintains defined benefit pension plans covering employees in Switzerland and France. These include plans maintained by WISeKey SA, WISeKey International Holding Ltd., SEALSQ Corp, Wecan and Miraex SA for employees in Switzerland, and plans maintained by SEALSQ France SAS and IC'Alps SAS for employees in France.

All plans are accounted for as defined benefit plans in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern.

ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group recorded net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by SEALSQ France SAS and IC'Alps SAS, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as of June 30, 2026, for WISeKey SA, WISeKey International Holding Ltd., SEALSQ Corp, SEALSQ France SAS and IC'Alps SAS is based on annual personnel costs and assumptions as of December 31, 2025. The pension liability calculated as of June 30, 2026 for Wecan and Miraex SA is based on annual personnel costs and assumptions as of May 31, 2026.

The expected future cash flows to be paid by the Group for employer contribution for the year ended December 31, 2026 are approximately USD 278,000.

Movement in Funded Status USD'000	Unaudited 6 months ended June 30, 2026	2025
Net service cost	332	140
Interest cost / (credit)	127	78
Expected return on assets	(262)	(172)
Amortization on net (gain) / loss	58	47
Amortization on prior service cost / (credit)	79	51
CTA	4	(3)
Total net periodic benefit cost / (credit)	**338**	141
Employer contributions paid in the period	(278)	(121)
Total Cashflow	**(278)**	**(121)**

All of the assets are held under the collective contract by the plan's re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820's three-tier fair value hierarchy, pension assets belong to the fair value level 2.

Note 30. Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 18.

Guarantees

The Group's software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if the Group's products infringe a third party's intellectual property rights. Certain of its product sales agreements also include provisions indemnifying customers against liabilities in the event the Group breaches confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to the Group's lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, the Group has not incurred any costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in its consolidated financial statements.

Warranties and indemnifications

The Group's product and service sales agreements are evaluated under ASC 606 and ASC 460 to determine whether a warranty is an assurance-type warranty (accounted for under ASC 460) or a service-type warranty that represents a separate performance obligation under ASC 606. All of the warranties described below are assurance-type: none provide the customer with a service beyond assurance that the related product or service will perform in accordance with its agreed-upon specifications, and none give rise to a separate performance obligation.

Certain of the Group's sales agreements also include provisions indemnifying customers against liabilities arising from an infringement of a third party's intellectual property rights, or from a breach of confidentiality or service-level requirements. It is not possible to determine the maximum potential amount payable under these indemnification agreements, given the Group's lack of history of indemnification claims and the unique facts and circumstances of each agreement. To date, the Group has not incurred any costs, and has not recognized any liability, related to these indemnification obligations.

The Group also provides assurance-type warranties on its ASIC products, with the warranty period and remedy varying by the stage of the product life cycle at which the circuit is delivered. During the development phase (prototypes and pre-series chips), the warranty period is three to six months from the date of delivery. Once a circuit has reached volume production (delivered as a processed, unpackaged semiconductor chip or as a processed wafer), the warranty period is 24 months from the date of delivery, and available remedies include replacement of the product, a credit note, or a rebate on the purchase price.

In both cases, the customer may request that the Group initiate a diagnostic process to assess a potential defect. If the process determines the circuit conforms to specifications — excluding third-party IP or sub-blocks, and except where the customer has modified the product — or if the customer cancels the process before completion, the customer bears the cost of that process. The cost of any redesign outside the scope of the warranty, or of support requested after the warranty period has expired, is chargeable to the customer at cost or at agreed rates. The warranty excludes damage not attributable to the Group, such as damage resulting from improper storage or use by the customer.

In accordance with ASC 460, the Group has classified all of the warranties described above as assurance-type warranties, because each covers only the relevant product's or service's compliance with its agreed-upon specifications. No liability has been recognized for potential warranty claims under any of these warranties, as the Group cannot reasonably estimate the likelihood or amount of future payments. It is not possible to determine the maximum potential amount under these indemnification agreements due to its lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, the Group did not incur any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in its consolidated financial statements.

Note 31. Stockholders' equity

Stockholders' equity consisted of the following:

WISeKey International Holding Ltd	As of June 30, 2026		As of December 31, 2025	
Share Capital	*Class A Shares*	*Class B Shares*	*Class A Shares*	*Class B Shares*
Par value per share (in CHF)	0.01	0.10	0.01	0.10
Share capital (in USD)	16,007	439,712	16,007	439,712
Per Articles of association and Swiss capital categories				
Conditional Share Capital - Total number of conditional shares(1)	400,000	2,080,317	400,000	2,080,317
Total number of fully paid-in shares	1,600,880	4,080,546	1,600,880	4,080,546
Per US GAAP				
Total number of authorized shares	2,000,880	8,281,180	2,000,880	8,281,180
Total number of fully paid-in issued shares(1)	1,600,880	4,080,546	1,600,880	4,080,546
Total number of fully paid-in outstanding shares(1)	1,600,880	4,024,038	1,600,880	4,024,038
Par value per share (in CHF)	0.01	0.10	0.01	0.10
Share capital (in USD)	16,007	439,712	16,007	439,712
Total share capital (in USD)	**455,719**		**455,719**	
Treasury Share Capital				
Total number of fully paid-in shares held as treasury shares	-	56,508	-	56,508
Treasury share capital (in USD)	-	501,644	-	501,644
Total treasury share capital (in USD)	**-**	**501,644**	**-**	**501,644**

(1) As of June 30, 2026, conversions/exercises of conditional capital resulting in 218,180 Class A shares and 95,523 Class B shares had not yet been registered with the commercial register. Accordingly, these shares were not deducted from the number of conditional shares available as of June 30, 2026.

Net loss attributable to WISeKey International Holding Ltd and transfers to/from the noncontrolling interest

The purpose of this schedule is to disclose the effects of the changes in WISeKey's ownership interest in its subsidiaries on WISeKey's equity.

USD'000	Unaudited 6 months ended June 30, 2026
Net loss attributable to WISeKey International Holding Ltd	(9,585)
Increase / (decrease) in APIC for the sale of 31,905,635 Ordinary Shares of SEALSQ Corp	258
Net transfers (to) from noncontrolling interest	258
Change from net loss attributable to WISeKey International Holding Ltd's shareholders and transfers (to) from noncontrolling interest	**(9,327)**

Treasury Shares

In the six months ended June 30, 2026, WISeKey did not purchase or sell any treasury shares. In the year to December 31, 2025, WISeKey did not purchase any treasury shares and did not sell any treasury shares.

Share buyback program

On July 9, 2019, the Group started a share buyback program on the SIX Swiss Exchange to buy back Class B Shares up to a maximum 10% of the share capital and 5.35% of the voting rights. In compliance with Swiss Law, at no time will the Group hold more than 10% of its own registered shares. The share buyback program ended on July 8, 2022.
As of June 30, 2026, WISeKey's treasury share balance included 8,347 Class B Shares purchased through the share buyback program.

Voting rights

The Company has two classes of registered shares outstanding: Class A Shares and Class B Shares. Each Class A Share and each Class B Share entitles the holder to one vote at general meetings of shareholders. The Class A Shares have a nominal value of CHF 0.01 per share and the Class B Shares have a nominal value of CHF 0.10 per share. However, both classes have identical voting rights on a per-share basis, namely one (1) vote per share.
Shareholder resolutions, including the election of members of the board of directors, are generally adopted by the affirmative vote of a majority of the votes represented at a general meeting of shareholders, unless a higher voting threshold is required by Swiss law or the Company's Articles of Association.
Both classes of shares confer equal rights to dividends and to distributions upon liquidation of the Company, proportionate to their respective nominal values. Only shareholders recorded in the Company's share register as of the applicable record date are entitled to vote at a general meeting of shareholders.
Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Transfer Restrictions and Conversion Rights

Holders of Class A Shares have entered into shareholder agreements with the Company under which transfers of Class A Shares are restricted. Such holders may not (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a "Transfer"), except if such Transfer constitutes a "Permitted Transfer", as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate, or any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at WISeKey's annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

Equity transactions in SEALSQ Group

At-the-Market Facility

On May 19, 2025, the Group entered into an at-the-market ("**ATM**") equity offering program for its subsidiary SEALSQ, pursuant to which it may offer and sell Ordinary Shares of SEALSQ having an aggregate offering price of up to USD 100 million from time to time through a designated sales agent.

During the six months ended June 30, 2026, the Group did not sell any ordinary shares under the ATM program. As of June 30, 2026, approximately USD 28.9 million remained available for future sales under the ATM facility.

Share Purchase Agreement with Several Institutional Investors signed in March 2026

On March 15, 2026, the Group entered into a Securities Purchase Agreement (the "March 2026 SPA") with several institutional investors in connection with a registered direct offering led by Maxim Group LLC. Pursuant to the March 2026 SPA, the Group agreed to sell and issue 22,913,630 ordinary shares and pre-funded ordinary share purchase warrants to purchase up to 7,500,000 ordinary shares (the "Pre-funded Warrants"), together with Class E ordinary share purchase warrants to purchase up to 60,827,260 ordinary shares (the "Class E Warrants"), for aggregate gross proceeds of USD 124,999,269.

Each Pre-funded Warrant is exercisable for one ordinary share at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class E Warrants are immediately exercisable, have an exercise price of USD 5.50 per ordinary share, and expire seven years from the date of issuance. Each Class E Warrant is exercisable for one ordinary share.

The ordinary shares, Pre-funded Warrants, and Class E Warrants issued in connection with the March 2026 SPA were assessed as equity instruments and recorded within stockholders' equity in accordance with ASC 480 and ASC 815. The gross proceeds from the transaction were allocated among the ordinary shares and the Pre-Funded Warrants and Class E Warrants based on their relative fair values at the issuance date, with the amounts allocated to ordinary shares recorded in the Common stock - Ordinary shares at par value and the excess credited to APIC, and the amounts allocated to the Pre-Funded Warrants and Class E Warrants recorded in APIC. The fair value of the ordinary shares was determined based on the quoted market price on the issuance date, and the fair value of the Pre-Funded Warrants and Class E Warrants was estimated using a Black-Scholes option pricing model.

Issuance costs directly attributable to the transaction of USD 7,775,329 were recorded as a reduction of stockholders' equity and allocated to the ordinary shares and the Pre-Funded Warrants and Class E Warrants on the same relative fair value basis. All pre-funded warrants were exercised as of June 30, 2026, resulting in the issuance of 7,500,000 ordinary shares.

Note 32. Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications, and, with the acquisition of IC'Alps, from the delivery of custom ASIC (Application-Specific Integrated Circuit) design and development services during the pre-production phase, and the supply of manufactured ASIC chips during the production phase. These services and products are typically contracted separately but may also be bundled across multiple phases of the ASIC lifecycle.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

The following table shows the description of the principal activities from which the Group generates its revenue across all reportable segments:

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Certificates	The Group recognizes revenue on a straight-line basis over the validity period of the certificate, which is usually one to three years. This period starts after the certificate has been issued by the Certificate Authority and may be used by the customer for authentication and signature, by checking the certificate validity against the Root of Trust which is maintained by the Group on its IT infrastructure. Customers pay for certificates when certificates are issued and invoiced. The excess of payments over recognized revenue is shown as deferred revenue.
Semiconductors secure chips	Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations. The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.
SaaS	The Group's SaaS arrangements cover the provision of cloud-based certificate life-cycle-management solutions and signing and authentication solutions, as well as cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer. Customers usually pay ahead of quarterly or yearly service periods; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.
Software and INeS Certificate Management Platform	The Group provides software for certificates life-cycle management and signing and authentication solutions, including through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelf non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.
Space and satellite technology services	The Group provides project-based space and satellite technology services, including technical studies, demonstrators, hardware-related deliverables and associated support services. These services generally represent distinct performance obligations under customer contracts. The Group recognizes revenue at a point in time when the relevant contractual deliverable or service has been performed and accepted by the customer, which generally occurs upon delivery of the technical analysis, report, demonstrator, hardware-related deliverable, or other agreed milestone. Customers typically pay upon invoicing following completion and acceptance of the relevant deliverable or milestone.
ASIC Design	The services provided are structured into Work Packages (WPs), each representing a separate performance obligation. These could include services associated with the specification/ pre-study, design, prototyping or industrialization. Revenue is recognized over time using the cost-incurred method, as customers control the asset during development and the Group has a right to payment for performance to date. Payments are made progressively based on milestones and deliverables.
ASIC Production	Each purchase order for ASIC chips represents a distinct performance obligation to provide the specified quantity and type of chips. Revenue is recognized at a point in time, specifically, when control of the chip transfers to the customer upon delivery. The Company acts as principal, managing the full production process including subcontractor coordination, quality assurance, and logistics. Customers typically pay once goods are delivered.

Disaggregation of revenue

The following table shows the Group's revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue (unaudited)	**Typical payment**	**At a point in time 6 months ended June 30,**		**Over time 6 months ended June 30,**		**Total 6 months ended June 30,**	
USD'000		**2026**	**2025**	**2026**	**2025**	**2026**	**2025**
Semiconductors segment							
Secure chips	Upon delivery	8,436	4,710	-	-	8,436	4,710
Certificates	Upon issuance	140	108	27	7	167	115
Total Semiconductors segment		**8,576**	**4,818**	**27**	**7**	**8,603**	**4,825**
ASIC segment							
ASIC Design	Milestone based	-	-	2,500	-	**2,500**	-
ASIC Production	Upon delivery	4	-	-	-	**4**	-
Total ASIC segment		**4**	**-**	**2,500**	**-**	**2,504**	**-**
Total Non-reportable segments		**20**	**126**	**307**	**342**	**327**	**468**
Total Revenue		**8,600**	**4,944**	**2,834**	**349**	**11,434**	**5,293**

For the six months ended June 30, 2026, and 2025, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group's revenues disaggregated by geography, based on its customers' billing addresses:

Revenue by region USD'000	Unaudited 6 months ended June 30, 2026	 2025
Semiconductors segment		
Switzerland	355	169
Rest of EMEA	1,413	683
North America	4,953	3,083
Asia Pacific	1,882	795
Latin America	-	95
Total Semiconductors segment	**8,603**	**4,825**
ASIC segment		
Switzerland	111	-
Europe, Middle East and Africa	1,782	-
North America	607	-
Asia Pacific	4	-
Total ASIC segment	**2,504**	**-**
Total Non-reportable segments	**327**	**468**
Total net sales	**11,434**	**5,293**

Contract assets, deferred revenue and contract liability

Contract assets, deferred revenue and contract liability consisted of the following:

USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Trade accounts receivables		
Trade accounts receivable - Semiconductors segment	3,518	3,282
Trade accounts receivable - ASIC segment	1,405	986
Trade accounts receivable – Non-reportable segments	743	599
Total trade accounts receivables	**5,666**	**4,867**
Contract assets - ASIC segment	-	451
Contract assets – Non-reportable segments	-	16
Total contract assets	**-**	**467**
Customer contract liabilities – Semiconductors segment	1,184	4
Customer contract liabilities – ASIC segment	328	1,596
Customer contract liabilities – Non-reportable segments	125	173
Total contract liabilities	**1,637**	**1,773**
Deferred revenue		
Deferred revenue - Semiconductors segment	36	21
Deferred revenue - ASIC segment	1,756	4
Deferred revenue - Non-reportable segments	363	81
Total deferred revenue	**2,155**	**106**
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the year	43	79

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between its performance and customer payments.

Remaining performance obligations

As of June 30, 2026, approximately USD 3,792,000 of revenue is expected to be recognized from remaining performance obligations. The Group expects to recognize this revenue in 2026, 2027 and 2028, as follows:

Estimated revenue from remaining performance obligations as of June 30, 2026 (USD'000)		Total
	2026	2,700
	2027	264
	2028	828
Total remaining performance obligation		**3,792**

Note 33. Other operating income

Other operating income consisted of the following:

	Unaudited 6 months ended June 30,	
USD'000	2026	2025
Other operating income from related parties	71	82
Total other operating income	**71**	**82**

In the six months ended June 30, 2026 and 2025, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment (see Note 40).

Note 34. Stock-based compensation

Stock-based compensation in WISeKey International Holding Ltd

Employee stock option plans

The Stock Option Plan ("ESOP 1") was approved on December 31, 2007 by the stockholders of WISeKey SA, representing 2,632,500 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.
The Stock Option Plan ("ESOP 2") was approved on December 31, 2011 by the stockholders of WISeKey SA, representing 16,698,300 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.
At March 22, 2016 as part of the reverse acquisition transaction, both ESOP plans in existence in WISeKey SA were transferred to WISeKey International Holding Ltd at the same terms, with the share exchange term of 5:1 into WIHN Class B Shares.

Grants

In the six months ended June 30, 2026, the Group granted a total of 4,894 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.
The options granted consisted of 4,894 options with immediate vesting granted to a Board member, all of which had been exercised as of June 30, 2026.
No options on WIHN Class A Shares were granted during the six months ended June 30, 2026, 2025 and 2024. Options granted under the plans generally vest immediately upon grant unless otherwise specified.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of a WIHN Class B Share. Expected volatility is based on historical volatility of WIHN Class B Shares.

Prior to 2025, all option grants were classified as equity instruments. However, in the second half of 2025, WISeKey management decided to permit the withholding of shares as a means of meeting the grantee's tax obligation in relation to their option exercise, which means that, for jurisdictions that do not have any withholding requirement, the awards are accounted for as liabilities under ASC 718, measured at fair value on the grant date and remeasured at each reporting period until settlement. The reclassification of some options from equity to liability and the related remeasurement at fair value at December 31, 2025 generated a net credit to the income statement of USD 2,914,204 in the year ended December 31, 2025 (USD 1,590,825 for WIHN Class B Shares and USD 1,323,379 for WIHN Class A Shares), in relation to WISeKey options granted to employees and Board members.
In the six months ended June 30, 2026, the reclassification of some options from equity to liability and the related remeasurement at fair value at June 30, 2026 generated a net credit to the income statement of USD 610,323 in the six months ended June 30, 2026 (USD 323,400 for WIHN Class B Shares and USD 286,923 for WIHN Class A Shares), in relation to WISeKey options granted to employees and Board members.

The following assumptions were used to estimate the fair value of stock options granted:

Assumption	June 30, 2026	June 30, 2025
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	118.90%	83.07 – 127.81%
Average remaining expected life of stock options on WIHN Class B Shares (years)	3.28	3.49
Average remaining expected life of stock options on WIHN Class A Shares (years)	n/a	3.40

Unvested options to employees as of June 30, 2026 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group's non-vested options for the six months ended June 30, 2026.

Non-vested options	Options on WIHN Class B Shares		Options on WIHN Class A Shares	
	Number of shares under options	Weighted-average grant date fair value (USD)	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as of December 31, 2024	**136**	**7.55**	**-**	**-**
Granted	22,129	11.08	-	-
Vested	(22,265)	11.06	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as of December 31, 2025	**-**	**-**	**-**	**-**
Granted	-	-	-	-
Vested	-	-	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as of June 30, 2026	**-**	**-**	**-**	**-**

As of June 30, 2026, there was no unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as of June 30, 2026, were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and the group therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN Class B Shares at grant date, over the requisite service period.

The following tables summarize the Group's stock option activity for the six months ended June 30, 2026.

Options on WIHN Class B Shares	WIHN Class B Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	**276,259**	2.40	**5.25**	**5,235,260**
Of which vested	276,123	2.40	5.24	5,226,771
Of which non-vested	136	-	-	-
Granted	22,129	0.97	-	-
Exercised or converted	(7,741)	0.13	-	127,275
Forfeited or cancelled	(1,200)	3.16	-	-
Expired	(200)	-	-	-
Outstanding as of December 31, 2025	**289,247**	2.47	**4.31**	**4,073,566**
Of which vested	289,247	2.47	4.31	4,073,566
Of which non-vested	-	-	-	-
Granted	4,894	0.13	-	-
Exercised or converted	(94,844)	2.20	-	1,001,061
Forfeited or cancelled	-	-	-	-
Expired	(221)	-	-	-
Outstanding as of June 30, 2026	**199,076**	2.54	**4.08**	**2,399,174**
Of which vested	199,076	2.54	4.08	2,399,174
Of which non-vested	-	-	-	-

Options on WIHN Class A Shares	WIHN Class A Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	**392,720**	**0.25**	**3.90**	**723,175**
Of which vested	392,720	0.25	3.90	723,175
Granted	**-**	**-**	**-**	**-**
Outstanding as of December 31, 2025	**392,720**	**0.25**	**2.90**	**526,675**
Of which vested	392,720	0.25	2.90	526,675
Granted	**-**	**-**	**-**	**-**
Exercised or converted	(218,180)	0.32	-	58,546
Outstanding as of June 30, 2026	**174,540**	**0.16**	**2.41**	**199,624**
Of which vested	174,540	0.16	2.41	199,624

Stock-based compensation in SEALSQ Corp

Employee stock option plans

The F Share Option Plan ("**FSOP**") and the Ordinary Share Option Plan ("**OSOP**") were approved respectively on January 19, 2023, and September 15, 2023, by the Board of directors of SEALSQ.

Grants

In the six months ended June 30, 2026, the Group granted a total of 1,230,670 options exercisable in Ordinary Shares. Each option is exercisable into one Ordinary Share.
The options granted consisted of:

- 1,179,670 options with immediate vesting granted to employees and Board members, all of which had been exercised as of June 30, 2026.
- 45,000 options with immediate vesting granted to employees and Board members, which had not been exercised as of June 30, 2026.
- 6,000 options with immediate vesting granted to external advisors, which had not been exercised as of June 30, 2026.

The options granted were valued at grant date using the Black-Scholes model.
There was no grant of options on F Shares in the six months ended June 30, 2026.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of an Ordinary Share of SEALSQ. Expected volatility is based on historical volatility of SEALSQ's Ordinary Shares.

In the six months ended June 30, 2026, a total charge of USD 3,969,010 for options granted to Board members, employees and external advisors was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options. An amount of USD 4,247,067 was in relation to equity classified options while the remaining USD (278,057) related to liability classified stock options.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	**June 30, 2026**	**June 30, 2025**
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	172.11% - 179.04%	175.40%
Average remaining expected life of stock options on F Shares (years)	-	-
Average remaining expected life of stock options on Ordinary Shares (years)	6.10	6.40

The following table illustrates the development of the Group's non-vested options for the six months ended June 30, 2026 and for the year 2025.

	Options on Ordinary shares	
Non-vested options	**Number of shares under options**	**Weighted-average grant date fair value (USD)**
Non-vested options as of December 31, 2024	**-**	**-**
Granted	3,042,652	2.94
Vested	3,041,452	2.93
Non-vested forfeited or cancelled	-	-
Non-vested options as of December 31, 2025	**1,200**	**4.29**
Granted	1,230,670	3.45
Vested	1,230,670	3.45
Non-vested forfeited or cancelled	-	-
Non-vested options as of June 30, 2026	**1,200**	**4.29**

Non-vested options	Options on F shares	
	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as of December 31, 2024	**-**	**-**
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as of December 31, 2025	**-**	**-**
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as of June 30, 2026	**-**	**-**

The following tables summarize the Group's stock option activity for the six months ended June 30, 2026 and the year ended December 31, 2025.

Options on Ordinary shares	SEAL Ordinary Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	**245,165**	**0.01**	**6.65**	**1,505,313**
Of which vested	245,165	0.01	**6.65**	1,505,313
Granted	3,042,652	0.01	**-**	**-**
Exercised or converted	(2,647,019)	0.01	**-**	**9,471,366**
Forfeited or cancelled	(65,774)	0.01	**-**	**-**
Outstanding as of December 31, 2025	**575,024**	**0.04**	**6.14**	**2,152,900**
Of which vested	573,824	0.04	**6.14**	2,148,376
Granted	1,230,670	0.02	**-**	**-**
Exercised or converted	(1,588,536)	0.01	**-**	**5,203,593**
Forfeited or cancelled	(6,000)	2.50	**-**	**-**
Outstanding as of June 30, 2026	**211,158**	**0.08**	**5.38**	**648,096**
Of which vested	209,958	0.08	**5.38**	644,328

Options on F shares	F shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	**-**	**-**	**-**	**-**
Of which vested	-	-	-	-
Granted	-	-	**-**	**-**
Exercised or converted	-	-	**-**	**-**
Outstanding as of December 31, 2025	**-**	**-**	**-**	**-**
Of which vested	-	-	**-**	-
Granted	-	-	**-**	**-**
Exercised or converted	-	-	**-**	**-**
Outstanding as of June 30, 2026	**-**	**-**	**-**	**-**
Of which vested	-	**-**	**-**	-

The Group noted that 1,588,536 options on Ordinary Shares were exercised in the six months ended June 30, 2026 but SEALSQ withheld 96,531 Ordinary Shares as a means of meeting some grantees' tax obligation in relation to their option exercise, which resulted in the creation and delivery of 1,492,005 Ordinary Shares.

Summary of stock-based compensation expenses

Stock-based compensation expenses	Unaudited 6 months ended June 30,	
USD'000	**2026**	**2025**
In relation to Employee Stock Option Plan (ESOP)	(615)	131
In relation to non-ESOP Option Agreements	5	27
In relation to SEALSQ Option Plans	3,970	9,935
Total	**3,360**	**10,093**

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses USD'000	Unaudited 6 months ended June 30, 2026	 2025
Research & development expenses	543	1,834
Selling & marketing expenses	278	3,134
General & administrative expenses	2,539	5,125
Total	**3,360**	**10,093**

Note 35. Non-operating income

Non-operating income consisted of the following:

USD'000	Unaudited 6 months ended June 30, 2026	 2025
Foreign exchange gain	2,500	1,619
Gains from the remeasurement of crypto assets	-	5
Gain on remeasurement of previously held equity interest	51	-
Realized gains on Investment	755	-
Unrealized gains on Investment	73	-
Financial income	19	-
Interest income	6,198	1,641
Gain on repayment of ExWorks Loan	-	3,699
Other	62	-
Total non-operating income	**9,658**	**6,964**

Note 36. Non-operating expenses

Non-operating expenses consisted of the following:

USD'000	Unaudited 6 months ended June 30, 2026	 2025
Foreign exchange losses	3,983	1,574
Losses from the remeasurement of crypto assets	326	-
Loss on remeasurement of previously held equity interest	320	-
Derecognition of WECAN tokens upon consolidation of Wecan	239	-
Unrealized loss on Investment	91	-
Financial charges	278	232
Interest expense	10	12
Other components of defined benefit plans, net	(10)	(2)
Other	24	30
Total non-operating expenses	**5,261**	**1,846**

Note 37. Segment reporting

The Group has two operating and reportable segments that meet the criteria set forth in ASC 280-10-50: Semiconductors and ASIC. Following the acquisition of IC'Alps on August 4, 2025, the Group updated its reportable segments to reflect changes in its internal management reporting structure. Prior to the acquisition of IC'Alps, the Group's operations were primarily composed of the Semiconductors business and corporate activities. Corporate activities are now included within "Other profit or loss." Prior period segment information has been recast to conform to the current year presentation.

Both the Semiconductors and ASIC reportable segments are strategic business units that offer specific products and are managed separately because they require dedicated resources and targeted marketing strategies. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ and FIPS 140-3-certified secure microprocessors. The ASIC segment's operations include a complete offering of Application Specific Integrated Circuit (ASIC) and System on Chip (SoC) development, from circuit specification and mastering design in-house through qualification and management of the entire production supply chain. The ASIC reportable segment did not exist prior to August 4, 2025, when the Group acquired IC'Alps.

The Semiconductors segment is subject to export controls and government procurement regulations. The ASIC segment may also be subject to customer-specific regulatory and qualification requirements depending on end-market applications.

The Group's Chief Executive Officer, who is the Chief Operating Decision Maker, evaluates segment performance and allocates resources based on net sales, gross profit (where applicable), and operating income or loss. In making these decisions, the Chief Operating Decision

Maker considers budgets, budget-to-actual variances and key operating metrics, and allocates resources, including employees, property, plant and equipment, and financial resources, across the reportable segments.
The accounting policies of the segments are consistent with those described in the summary of significant accounting policies of the Group. Segment operating income includes directly attributable revenues and expenses. “Other segment items” include corporate expenses and other items that are not allocated to the reportable segments.

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Unaudited 6 months ended June 30,	**2026**			**2025**		
USD'000	**Semiconductors**	**ASIC**	**Total**	**Semiconductors**	**ASIC**	**Total**
Revenue from external customers	8,603	2,504	11,107	4,825	-	4,825
Intersegment revenue	-	1,302	1,302	-	-	-
	8,603	3,806	12,409	4,825	-	4,825
Reconciliation of revenue						
Elimination of intersegment revenue		(1,302)	(1,302)			-
Other revenue [2]			327			468
Total consolidated revenue			11,434			5,293
Less:[1]						
Cost of sales	4,910	821	5,731	3,199	-	3,199
Segment gross profit	3,693	1,683	5,376	1,626	-	1,626
Less:[1]						
Total operating expenses	11,113	6,612	17,725	7,328	-	7,328
Other segment items	(129)	517	388	691	-	691
Segment profit / (loss) before income taxes	(7,291)	(5,446)	(12,737)	(6,393)	-	(6,393)
Reconciliation of profit or loss (segment profit / (loss))						
Other profit or loss[2]			(23,684)			(15,893)
Elimination of intersegment profits			(62)			-
Income / (loss) before income taxes			(36,483)			(22,286)
Other segment disclosures						
Interest revenue	-	-	-	7	-	7
Interest expense	358	35	393	7	-	7
Depreciation and amortization	421	2,238	2,659	313	-	313
Profit / (loss) from intersegment sales	-	62	62	-	-	-
Income tax recovery / (expense)	-	295	295	-	-	-
Segment assets	21,418	29,399	50,817	13,233	-	13,233

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.
(2) Other revenue and Other profit or loss are attributable to subsidiaries that do not meet the definition of an operating segment and the activities of which include sales, support and distribution of products, R&D, financing and non-operating investment company, and the newly acquired Wecan and Miraex. None of those segments has ever met any of the quantitative thresholds for determining reportable segments. It also includes the holding company SEALSQ Corp., which is not separately presented as a reportable segment.

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

Asset reconciliation USD'000	**As of June 30, 2026 (unaudited)**	**As of June 30, 2025 (unaudited)**
Total assets from reportable segments	50,817	13,233
Other assets[1]	656,356	175,518
Elimination of intersegment receivables	(45,798)	(14,430)
Elimination of intersegment investment and goodwill	(44,997)	(19,332)
Consolidated total assets	**616,378**	**154,989**

(1) Other assets are attributable to subsidiaries that do not meet the definition of an operating segment and the activities of which include sales, support and distribution of products, R&D, financing and non-operating investment company, as well as the newly acquired Wecan and Miraex. Most of Other assets refers to SEALSQ Corp, as the company is currently excluded from the reportable segments and consists mostly of cash.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Revenue by region USD'000	Unaudited 6 months ended June 30, 2026	 2025
Switzerland	584	389
Rest of EMEA*	3,309	818
North America	5,655	3,196
Asia Pacific	1,886	795
Latin America	-	95
Total revenue	**11,434**	**5,293**

* EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region USD'000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Switzerland	333	49
Rest of EMEA	4,709	3,755
Total Property, plant and equipment, net of depreciation	**5,042**	**3,804**

Note 38. Earnings / (Loss) per share

The following table shows the computation of basic and diluted net earnings / (loss) per share for the Group.

Earnings / (Loss) per share	Unaudited 6 months ended June 30, 2026	 2025
Net loss attributable to WISeKey International Holding Ltd (USD'000)	(9,327)	(4,452)
Effect of potentially dilutive instruments on net loss (USD'000)	n/a	n/a
Net earnings / (loss) attributable to WISeKey International Holding Ltd after effect of potentially dilutive instruments (USD'000)	n/a	n/a
<u>**Class A Shares, par value CHF 0.01 and CHF 0.01**</u>		
Shares used in net loss per Class A Share computation:		
Weighted average Class A Shares outstanding - basic	1,632,220	1,600,880
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average Class A Shares outstanding - diluted	1,632,220	1,600,880
Net loss per Class A Share		
Basic weighted average earnings / (loss) per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.22)	(0.11)
Diluted weighted average earnings / (loss) per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.22)	(0.11)
<u>**Class B Shares, par value CHF 0.10 and CHF 0.10**</u>		
Shares used in net earnings / (loss) per Class B Share computation		
Weighted average Class B Shares outstanding - basic	4,044,091	4,023,691
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average Class B Shares outstanding - diluted	4,044,091	4,023,691
Net earnings / (loss) per Class B Share		
Basic weighted average earnings / (loss) per Class B Share attributable to WISeKey International Holding Ltd (USD)	(2.22)	(1.06)
Diluted weighted average earnings / (loss) per Class B Share attributable to WISeKey International Holding Ltd (USD)	(2.22)	(1.06)

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, the basic and diluted net loss per share were the same for the six months ended June 30, 2026, and June 30, 2025, due to the Group's net loss position.

Note 39. Legal proceedings

The Group is not currently a party to any legal proceedings or claims for which a provision has not been recognized in the consolidated financial statements.

Note 40. Related parties disclosure

Subsidiaries

The condensed consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as of June 30, 2026	% ownership as of December 31, 2025	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
SEALSQ France SAS*	France	2010	EUR 1,473,162	5.85%	6.78%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100%	100%	Non-operating investment company
ISeKey ELA SL	Spain	2006	EUR 4,000,000	95.75%	95.75%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51%	51%	Non trading
WISeKey USA Inc[1]	U.S.A.	2006	USD 6,500	95.75%	95.75%	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
SEALSQ Japan KK[3*]	Japan	2017	JPY 1,000,000	5.85%	6.78%	Sales & distribution
SEALSQ France, Taiwan Branch[4*]	Taiwan	2017	TWD 100,000	5.85%	6.78%	Sales & distribution branch
WISeCoin AG	Switzerland	2018	CHF 100,000	90%	90%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100%	100%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100%	100%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000	51%	51%	Sales & distribution
WISe.ART AG	Switzerland	2020	CHF 114,286	87.5%	87.5%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	95.75%	R&D
SEALSQ Corp*	British Virgin Islands	2022	USD 229,453	5.85%	6.78%	Sales & support
WISeKey (Gibraltar) Limited	Gibraltar	2022	GBP 100	100%	100%	Sales & support
WISeSat.Space AG	Switzerland	2023	CHF 100,000	92.47%	92.47%	Sales & distribution
SEALSQ USA Ltd*	U.S.A.	2024	USD -	5.85%	6.78%	Sales & support
SEALCOIN AG	Switzerland	2024	CHF 133,333	75%	75%	Sales & distribution
WISeKey International Corp.	British Virgin Islands	2025	USD -	100%	100%	Non trading
WISeSat.Space Corp.	British Virgin Islands	2025	USD -	92.47%	92.47%	Non trading
WISeSat.Space Iberica, S.L.	Spain	2025	EUR 3,000	92.47%	-	Non trading
IC'Alps SAS*	France	2025	EUR 1,100,000	5.85%	6.78%	Custom ASIC design services
Miraex SA	Switzerland	2019	CHF 904,536	100%	-	Photonic integrated circuit (PIC) platform
Wecan Group SA	Switzerland	2017	CHF 304,911	3.25%	2.16%	Blockchain solutions for data quality and compliance in the financial sector
QAIT Corp. (subsequently renamed Quantisimo Corp.)	British Virgin Islands	2025	USD -	100%	100%	Non trading
QAIT Association[5]	Switzerland	2026	CHF -	-	-	SEALCOIN ecosystem and token-related activities
Trust Protocol Association	Switzerland	2019	CHF -	100%	100%	Association cofounded by WISeKey Equities AG involved in Internet security

[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA
[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding Ltd
[3] Formerly WISeKey IoT Japan KK
[4] Formerly WISeKey IoT Taiwan
[5] The QAIT Association is a separate Swiss legal entity in which the Group has no ownership interest or share capital. The Group consolidates the Association under ASC 810 from March 2, 2026; accordingly, no ownership percentage is presented.
*The WISeKey Group holds over 50% of the voting rights of SEALSQ Corp and management has assessed that the Group controls SEALSQ Corp. As a result, SEALSQ Corp and its subsidiaries have been consolidated into the WISeKey Group's condensed consolidated financial statements.

Unconsolidated affiliates

As per the table below, as of June 30, 2026, the Group holds one equity investment in unconsolidated affiliates over which it exercises significant influence, but which are not consolidated because the Group does not control the entities. As detailed in Note 22, these investments are accounted for under the equity method of accounting in accordance with ASC 323.

Company Name	% ownership as of June 30, 2026	% ownership as of December 31, 2025	Nature of relationship
Quantix Edge Security, S.L.	25.50%	25.50%	Equity method investment

Related party transactions and balances

The following table presents the related parties incorporated within the Group's consolidated financial statements.

		Receivables as of		Payables as of		Unaudited Net expenses to in the 6 months ended June 30,		Unaudited Net income from in the 6 months ended June 30,	
	Related Parties	**June 30,**	**December 31,**	**June 30,**	**December 31,**				
	(in USD'000)	**2026 (unaudited)**	**2025**	**2026 (unaudited)**	**2025**	**2026**	**2025**	**2026**	**2025**
1	Carlos Moreira	-	-	-	614	-	-	-	-
2	John O'Hara	-	-	5	4	-	-	-	-
3	María Pía Aqueveque Jabbaz	-	-	-	-	52	59	-	-
4	Philippe Doubre	-	7	-	-	51	71	-	-
5	David Fergusson	-	-	-	26	37	199	-	-
6	Jean-Philippe Ladisa	-	-	-	-	41	72	-	-
7	Philippe Monnier	-	-	-	-	52	72	-	-
8	Antoine Kohler	-	-	5	-	5	-	-	-
9	Peter Ward	-	-	1,430	1,589	-	1,543	-	-
10	Ruma Bose	-	-	-	-	37	125	-	-
11	Cristina Dolan	-	-	-	-	37	136	-	-
12	Eric Pellaton	-	-	-	-	37	124	-	-
13	Hossein Rahnama	-	-	-	-	-	12	-	-
14	Danil Kerimi	-	-	-	-	-	27	-	-
15	Rolf Gobet	-	-	-	-	-	27	-	-
16	OISTE	196	143	286	183	231	172	71	82
17	Terra Ventures Inc	-	-	32	33	-	28	-	-
18	GSP Holdings Ltd	-	-	16	17	-	-	-	-
19	SAI LLC (SBT Ventures)	-	-	33	34	-	-	-	-
20	WeCanGroup SA	-	-	-	-	-	-	63	-
21	Quantix Edge Security	753	-	-	-	-	-	753	-
22	Quobly	1,164	-	-	-	-	-	-	-
23	Related parties of Carlos Moreira	-	-	139	-	476	301	-	-
	Total	**2,113**	**150**	**1,946**	**2,500**	**1,056**	**2,968**	**887**	**82**

1. Carlos Moreira is the Chairman of the Board of Directors and CEO of WISeKey. Mr. Moreira is also the Chairman of the Board of Directors and the CEO of SEALSQ Corp.

2. John O'Hara is the CFO of WISeKey. Mr. O'Hara is also a member of the Board of Directors and the CFO of SEALSQ Corp. A short-term payable amount to John O'Hara in an amount of USD 4,680 disclosed in the balance sheet as part of accounts payable to Board Members (see Note 25) was outstanding as of June 30, 2026, in relation to a tax refund.

3. María Pía Aqueveque Jabbaz is a Board member of the Group. The expenses recorded in the income statement in the six months ended, and the payable balance as of, June 30, 2026, relate to her Board fee.

4. Philippe Doubre is a Board member of the Group, member of the Group's nomination & compensation committee, and a former advisor to the Group. The expenses recorded in the income statement in the six months ended, and the payable balance as of, June 30, 2026, relate to his Board fee.

5. David Fergusson is a Board member of the Group, chairman of the Group's nomination & compensation committee and member of the Group's audit committee. Mr. Fergusson is also a member of the Board of Directors of SEALSQ Corp, chairman of the SEALSQ Corp's nomination & compensation committee and member of the audit committee of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as of, June 30, 2025, relate to his Board fees.

6. Jean-Philippe Ladisa is a Board member of the Group, chairman of the Group's audit committee and member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the six months ended, June 30, 2026 relate to his Board fee.

7. Philippe Monnier is a Board member of the Group. The expenses recorded in the income statement in the six months ended, and the payable balance as of, June 30, 2026 relate to his Board fee.

8. Antoine Kohler is a member of the board of directors of Wecan Group SA, subsidiary of the SEALSQ Group. The expenses recorded in the income statement in the six months ended, and the payable balance as of June 30, 2026, relate to his Board fee.

9. Peter Ward is a member of the Board and former CFO of WISeKey. Mr. Ward is also a member of the Board of Directors of SEALSQ Corp and SEALSQ Corp's former CFO. A payable balance of USD 1,429,541 is owed to Mr. Ward as of June 30, 2026 in relation to accumulated unused vacation allowance while he was employed by the Group as CFO; it is disclosed in the balance sheet as part of accounts payable to Board members for its current portion of USD 259,023 (see Note 25) and as indebtedness to related parties, noncurrent for its noncurrent portion of USD 1,170,519 (see Note 28).

10. Ruma Bose is a member of the Board of Directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as of, June 30, 2026 relate to her Board fee.

11. Cristina Dolan is a member of the Board of Directors of SEALSQ Corp and the Chairwoman of the audit committee of SEALSQ Corp. Ms. Dolan is also a former Board member of the Group, a former member of the Group's audit committee and a former member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the six months ended, June 30, 2026 relate to her Board fee.

12. Eric Pellaton is a member of the Board of Directors of SEALSQ Corp, member of the SEALSQ Corp's nomination & compensation committee and member of the audit committee of SEALSQ Corp. Mr. Pellaton is also a former Board member of the Group and a former member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the six months ended, June 30, 2026 relate to his Board fee.

13. Hossein Rahnama is a member of the Board of Directors of SEALSQ Corp.

14. Danil Kerimi is a former member of the Board of Directors of SEALSQ Corp.

15. Rolf Gobet is a member of the Group's advisory committee.

16. The Organisation Internationale pour la Sécurité des Transactions Electroniques ("**OISTE**") is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. Two members of the Board of Directors of WISeKey are also members of the Counsel of the Foundation which gives rise to the related party situation.
OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.
The receivable from OISTE as of June 30, 2026 and income recorded in the income statement in the six months ended June 30, 2026 relate to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE. In the six months ended June 30, 2026, the Group invoiced OISTE a total of CHF 56,205 (USD 71,499). The payable to OISTE as of June 30, 2026 and expenses relating to OISTE recognized in the six months ended June 30, 2026 are made up of license and royalty fees for the six months ended June 30, 2026 under the contract agreement with WISeKey SA.

17. Terra Ventures Inc has a 49% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

18. GSP Holdings Ltd is a former shareholder in WISeKey SAARC Ltd. GSP Holdings Ltd granted a GBP 12,500 loan to WISeKey SAARC Ltd on February 2, 2017. The loan is non-interest bearing and has no set repayment date.

19. SAI LLC, doing business as SBT Ventures, is a former shareholder in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

20. Wecan Group SA became a consolidated subsidiary of the Group on June 1, 2026. The income recognized during the five months ended May 31, 2026 relates to services provided to SEALSQ under the token services agreement dated June 28, 2025, which was satisfied on May 31, 2026.

21. Quantix Edge Security S.L. is an equity method investee of the Group. The income recognized during the six months ended June 30, 2026, and the receivable balance as of June 30, 2026, relate to services provided by SEALSQ to Quantix under a statement of work.

22. Quobly is an unconsolidated related party affiliate of the Group. The receivable balance as of June 30, 2026, relates to a EUR 1.0 million contractual prepayment due under the Joint Cooperation Agreement for future services. The corresponding credit amount was recorded as a contract liability and will be recognized as revenue as the related services are provided under applicable statements of work (see Note 23).

23. Three immediate family members of Carlos Moreira were employed by WISeKey SA in the six months ended June 30, 2026. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm's length basis. The aggregate employment remuneration of these three immediate family members amounted to CHF 112,582 (USD 139,051) recorded in the income statement in the six months ended June 30, 2026.

Entities related through common control

In 2025, WISeSat.Space Holdings Corp., a British Virgin Islands company, and its wholly owned subsidiary, WISeSat Merger Sub Corp., a Cayman Islands company, were established in connection with the proposed business combination involving WISeSat. These entities are ultimately owned and controlled by Carlos Moreira, the Group's Chief Executive Officer, and are therefore related parties of the Group under ASC 850.
The Group does not hold an ownership interest in either entity, and no transactions between the Group and these entities were recognized during the six months ended June 30, 2026.

Note 41. Subsequent events

WISeSat.Space Subscription Agreement and De-SPAC Timeline Extension

On August 6, 2026, the Group entered into a Subscription Agreement with WISeSat.Space Holdings Corp., the entity that will become the publicly listed parent of WISeSat.Space Corp. upon completion of its previously announced business combination with Columbus Acquisition Corp. (Nasdaq: COLA), under which the Group committed to purchase USD 10 million of WISeSat.Space Holdings Corp. ordinary shares in a private placement. The purchase price per share will equal the redemption price paid to Columbus Acquisition Corp.'s public shareholders who elect to redeem their shares in connection with the business combination. Based on an assumed redemption price of approximately USD 10.66 as of June 30, 2026, the commitment would result in the issuance of approximately 938,086 shares. The subscription is conditioned on, and will close concurrently with, the closing of the business combination. As of the date of this report, the Group has not advanced any funds or recognized any asset in connection with this commitment.

Repayment of the Outstanding Convertible Note with L1

On September 23, 2026, the Group agreed to repay the outstanding USD 10,000 aggregate convertible notes in full (see Note 28).

Redomiciliation and Name Change

At the Extraordinary General Meeting ("EGM") held on September 9, 2026, WISeKey's shareholders approved the proposal of the board of directors relating to the redomiciliation of WISeKey International Holding Ltd from Switzerland to the British Virgin Islands. Shareholders approved the merger agreement dated June 26, 2026 between WISeKey and WISeKey International Corp. ("WISeKey BVI"), a British Virgin Islands business company and wholly owned subsidiary of WISeKey, and the merger of WISeKey with and into WISeKey BVI, with WISeKey BVI as the surviving company. Upon completion of the merger, the domicile of WISeKey's group holding company will be in the British Virgin Islands instead of in Switzerland.
Moreover, on September 16, 2026, WISeKey International Corp. changed its name to WISeQey Corp.

Note 42. Impacts of ongoing conflicts

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.
The Group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group's supply chain in the future.
As of June 30, 2026, the Group assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates and concluded that no changes were required. The Group will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas conflict and U.S./Israel–Iran conflicts

Israel's declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty. On February 28, 2026, the U.S. and Israel launched coordinated strikes against Iran: Iran's retaliation attacks expanded the conflict beyond just Iran and Israel and has threatened some commercial routes, especially traffic through the Strait of Hormuz.
The Group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of these conflicts on its operations. The Group's supply chain is not dependent on commercial routes through and around the Strait of Hormuz. However, depending on their duration and intensity, these conflicts may adversely affect the global economy, financial markets and the Group's supply chain in the future.
As of June 30, 2026, the Group assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates and concluded that no changes were required. The Group will continue to monitor these areas of increased risk for material changes.

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Over the course of 2025 and 2026, U.S.

tariff policy has continued to escalate and has proven highly volatile: the U.S. government has imposed a series of new tariffs on goods imported into the United States, courts have invalidated several of them, the administration has responded with successive replacement measures, and non-U.S. governments have responded with their own countermeasures, export controls, and legal challenges.

For example, in January 2026, the United States imposed a 25% tariff under Section 232 of the Trade Expansion Act of 1962 on imports of certain high-performance semiconductor products and derivative parts meeting specified computing-performance and memory-bandwidth thresholds (a category most associated with advanced graphics processing units and AI accelerators), subject to a number of end-use exemptions, including for U.S. data center, research and development, startup, consumer-electronics, industrial, and public-sector uses. This tariff is narrower in scope than the tariff on "all semiconductor chips" the administration had initially proposed in February 2025, but the U.S. Department of Commerce has reserved the right to broaden its scope to additional semiconductor categories following a mid-2026 review. Separately, in February 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act does not authorize the broad "reciprocal" tariffs the administration had imposed on imports from most U.S. trading partners, and those tariffs have since been invalidated. The administration responded by imposing a new 10% tariff under Section 122 of the Trade Act of 1974 on substantially all imports, which a U.S. trade court likewise found to exceed the government's statutory authority in May 2026; that tariff expired by its own statutory time limit in July 2026 and has since been followed by new Section 301 tariff actions tied to separate manufacturing-overcapacity and forced-labor investigations covering dozens of countries. As a result of this rapid succession of new tariffs, court rulings, and replacement measures, the future of U.S. tariff policy, and the possibility of further new tariffs and countermeasures, remains highly uncertain.

Although a large amount of our supply chain does not currently directly import products to the United States as the Group supplies to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our products and to remain competitive in the market. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As of June 30, 2026, the Group assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.